

Proxy Statement and 2012 Annual Report to Stockholders




13002422

Dear Fellow Stockholders,

During 2012 we made important progress toward strengthening our business and supporting our long-term performance. While our financial results for the year were disappointing due to weakness in our North American technology business, we executed on key strategic initiatives and proactively managed our strong balance sheet. We increased our cash position and, in December, returned approximately $9 million to our shareholders through a special $0.25 per share cash dividend.

Key initiatives undertaken this past year included consolidating our U.S. consumer technology brands under TigerDirect, exiting our private label personal computer manufacturing business, opening a new distribution center for the Industrial Products Group (IPG) and realigning our European operations, including establishing our new shared services center in Hungary. These actions will help us optimize our business, sharpen our operational focus and capitalize on the growth opportunities we see in Europe and our IPG business.

IPG delivered an outstanding year and led the way for our business-to-business (B2B) operations, posting its third consecutive year with more than 25% organic revenue growth. Since 2009, we have doubled the size of this business in both revenue and profitability as we gained market share in core categories and significantly expanded our products and category offerings. IPG's SKU count increased approximately 38% in 2012 and we continue to make operational adjustments to fully capitalize on the capabilities of our new distribution center. Our outlook for IPG remains strong and we are focused on aggressively driving the growth of this business in the year ahead.

In Europe, our B2B technology business had another solid year driven by our two largest markets, the UK and France, which generated double digit revenue increases as we continued to gain market share and attracted new customers in both markets. We have made a number of investments in this business as we position ourselves to better capitalize on the opportunities we see in our existing markets and the region overall. We built out our European team to support our growth and pursue a broader and more cohesive pan-European strategy, which includes the opening of our European shared services center in Budapest, Hungary later this spring. This new leased facility, our first in Central Europe, will drive operational efficiencies, support our continued growth and eventually serve as the hub of our Central European sales and marketing operations.

In our North American technology business, which is comprised of both B2B and consumer operations, the year was challenging. Our B2B operations softened after a solid first half of the year, reflecting a tepid personal computer market. We are focused on the future and our management team is committed to improving our performance. We continue to make investments in our sales teams and leverage our strong position within our small and medium business customer target market.

On the North American consumer front, buying patterns remained challenged throughout the year. Maturation of categories like televisions, consumer migration away from traditional PCs, and a highly competitive and disruptive pricing environment are all contributing to difficult market conditions. We are focusing on improving the operational performance of this business and strengthening our competitive position. We have recently placed our North American Technology business under the leadership of Robert Leeds, the founding Chief Executive Officer of our Technology Products business and the current Vice Chairman of the Board of Directors. He will work closely with Systemax Vice Chairman Bruce Leeds and myself as we seek to restore performance in our web business, prudently manage our retail store footprint, and diversify our vendor and category offerings in the TV shopping channel.

Beyond the important strategic and operational initiatives in North American Technology, we are working across the company to drive better top and bottom line results. A thorough review of our businesses from a strategic and operating perspective is ongoing, and we will make additional investments to strengthen our position in order to build upon our successes and drive future growth.

We believe we have a strong company, diverse both in product lines and geographic footprint. With ongoing efforts to optimize our performance, we will become even stronger. We enjoy good market positions in our businesses, an attractively growing B2B operation and a healthy balance sheet – these help comprise a solid foundation upon which to build. I would like to thank all of our shareholders for their support, and our employees for their dedication and commitment.

Sincerely,



Richard Leeds
Chairman and Chief Executive Officer
April 29, 2013

TO RECEIVE ADDITIONAL INFORMATION ON THE COMPANY PLEASE SEND A WRITTEN REQUEST TO:

CORPORATE HEADQUARTERS:

Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050
516-608-7000 ext. 7181
Email: investinfo@systemax.com
Web Site: http://www.systemax.com

INVESTOR RELATIONS:

Brainerd Communicators, Inc.
521 Fifth Avenue, 8th Floor
New York, NY 10175
Attention: Dianne Pascarella
(212) 986-6667
Email: pascarella@braincomm.com
Website: http://www.braincomm.com

TRANSFER AGENT:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 212-936-5100
Email: info@amstock.com
Web Site: http://www.amstock.com

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

STOCK EXCHANGE:

The Company's shares are traded on the
New York Stock Exchange under the symbol SYX.

CORPORATE GOVERNANCE

Copies of the Company's 2012 Annual Report on Form 10-K, Proxy Statement for the 2013 Annual Meeting, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission are available online at www.systemax.com or to stockholders without charge upon written request to the Company's address listed above, Attention: Investor Relations. In addition, on the Corporate Governance page of the Company's website, www.systemax.com, stockholders can view the Company's Corporate Ethics Policy, Audit Committee Charter, Compensation Committee Charter, Nominating/Corporate Governance Committee Charter and Corporate Governance Guidelines and Principles.

Systemax Inc. (www.systemax.com), a Fortune 1000 company, sells personal computers, computer components and supplies, consumer electronics and industrial products through a system of branded e-Commerce websites, retail stores, relationship marketers and direct mail catalogs in North America and Europe. The primary brands are TigerDirect, Global Industrial, MISCO and inmac wstore.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14A

(RULE 14a-101)

SCHEDULE 14A INFORMATION

Proxy Statement pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:
[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material under Rule 14a-12

Systemax Inc.
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

(1) Title of each class of securities to which transaction applies

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:


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Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

April 30, 2013

Dear Stockholders:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Systemax Inc. (the "Company") which will be held at the Company's corporate offices, located at 11 Harbor Park Drive, Port Washington, New York at 2:00 p.m. on Monday, June 10, 2013. I look forward to greeting those stockholders who are able to attend. On the following pages you will find the formal Notice of Annual Meeting and Proxy Statement.

For the Annual Meeting, we are pleased to use the "Notice Only" rule adopted by the Securities and Exchange Commission to furnish proxy materials to stockholders over the Internet. We believe this process will provide you with an efficient and quick way to access your proxy materials and vote your shares, while allowing us to reduce the environmental impact and the costs of printing and distributing the proxy materials. On or about April 30, 2013, we mailed to most stockholders only a Notice of Internet Availability of Proxy Materials that tells them how to access and review information contained in the proxy materials and our annual report for fiscal year 2012 and vote electronically over the Internet. If you received only the Notice in the mail, you will not receive a printed copy of the proxy materials in the mail unless you request the materials by following the instructions included in the Notice.

At the Annual Meeting, you will be asked to: (1) elect seven Directors; and (2) ratify the appointment of Ernst & Young LLP as the Company's auditors for the fiscal year ending December 31, 2013. Your Board of Directors recommends that you vote your shares "FOR" proposals (1) and (2). These proposals are more fully described in the accompanying proxy statement.

Whether or not you plan to attend the meeting in person, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, please vote your shares over the internet at www.proxyvote.com or by telephone at (800) 690-6903 until 11:59 PM (EDT) on June 9, 2013, or if you received a paper proxy card, date, sign and return the proxy card as soon as possible in the envelope provided or to the address set forth in the voting instructions therein. Your cooperation will ensure that your shares are voted.

If your shares are held in "street name" in a stock brokerage account or by a bank or other nominee, you must provide your broker with instructions on how to vote your shares in order for your shares to be voted on important matters presented at the Annual Meeting. If you do not instruct your broker on how to vote in the election of directors and on compensation matters, your shares will not be voted on these matters.

I hope that you will attend the Annual Meeting, and I look forward to seeing you there.

Sincerely,
RICHARD LEEDS
Chairman and Chief Executive Officer

Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 10, 2013

Dear Stockholders:

The 2013 Annual Meeting of the Stockholders of Systemax Inc. (the "Company") will be held at the Company's offices, 11 Harbor Park Drive, Port Washington, New York, on Monday June 10, 2013 at 2:00 p.m. for the following purposes, as more fully described in the accompanying proxy statement:

1. To elect the Company's Board of Directors;
2. To consider and vote upon a proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants; and
3. To transact such other business as may properly come before the meeting and any and all adjournments or postponements thereof.

The Board of Directors has fixed the close of business on April 15, 2013 as the record date for the determination of the stockholders entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof.

Stockholders are invited to attend the meeting. Whether or not you expect to attend, we urge you to vote your shares. YOU CAN VOTE YOUR SHARES OVER THE INTERNET AT www.proxyvote.com OR BY TELEPHONE AT (800) 690-6903 UNTIL 11:59 PM (EDT) ON JUNE 9, 2013. IF YOU RECEIVED A PAPER PROXY CARD BY MAIL, YOU MAY ALSO VOTE BY SIGNING, DATING, AND RETURNING THE PROXY CARD IN THE ENVELOPE PROVIDED OR TO THE ADDRESS SET FORTH IN THE VOTING INSTRUCTIONS CONTAINED THEREIN. If you attend the meeting, you may vote your shares in person, which will revoke any previously executed proxy.

If your shares are held of record by a broker, bank or other nominee and you wish to attend the meeting you must obtain a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares and bring it to the meeting. In order to vote your shares at the meeting, you must obtain from the record holder a proxy issued in your name.

Regardless of how many shares you own, your vote is very important. PLEASE VOTE YOUR SHARES OVER THE INTERNET OR BY TELEPHONE OR IF YOU RECEIVED A PAPER PROXY CARD BY MAIL, SIGN, DATE, AND RETURN THE PROXY CARD IN THE ENVELOPE PROVIDED TODAY.

Sincerely,

ERIC LERNER
Senior Vice President and General Counsel

Port Washington, New York
April 30, 2013

TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 10, 2013.

Our Proxy Statement and Annual Report are available online at:

www.proxyvote.com

Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the "Board") of Systemax Inc., a Delaware corporation (the "Company"), for the 2013 Annual Meeting of Stockholders of the Company to be held on June 10, 2013 (the "Annual Meeting"). The Company has made the proxy materials available to stockholders of record as of the close of business on April 15, 2013 at www.proxyvote.com beginning on April 30, 2013 and is first mailing such materials to stockholders that requested printed copies of such materials on or about April 30, 2013.

You can ensure that your shares are voted at the meeting by voting your shares over the internet at www.proxyvote.com or by telephone at (800) 690-6903 until 11:59 PM (EDT) on June 9, 2013 or by signing, dating and promptly returning a proxy, if you received a proxy by mail, in the envelope provided or to the address contained in the voting instructions therein. Voting your shares over the internet, by telephone or by sending in a signed proxy will not affect your right to attend the meeting and vote in person. Stockholders of record may revoke their proxy at any time before it is voted by notifying the Company's Transfer Agent, American Stock Transfer & Trust Company LLC, 6201 15th Avenue, Brooklyn, NY 11219, Attention: Proxy Department, in writing, or by executing and delivering a subsequently dated proxy to the address contained in the voting instructions in the proxy, which revokes your previously executed proxy. Beneficial holders whose shares are held of record by a broker, bank or other nominee may revoke their proxy at any time before it is voted by following the instructions of their broker, bank or other nominee.

The Company's principal executive offices are located at 11 Harbor Park Drive, Port Washington, New York 11050.

Voting Procedures

Proxies will be voted as specified by the stockholders. Where specific choices are not indicated, proxies will be voted, per the Board of Directors' recommendations, FOR proposals 1 and 2. If any other matters properly come before the Annual Meeting, the persons named in the proxy will vote at their discretion.

Under the Delaware General Corporation Law and the Company's Amended and Restated Certificate of Incorporation and By-Laws, (1) the affirmative vote of a plurality of the outstanding shares of common stock of the Company (the "Shares") entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required to elect the nominated directors of the Board (Proposal 1); and (2) the affirmative vote of a majority of the outstanding Shares entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants (Proposal 2).

Richard Leeds, Bruce Leeds and Robert Leeds (each a director and officer of the Company), together with trusts for the benefit of certain members of their respective families and other entities controlled by them, as applicable, beneficially owned as of our record date more than 50% of the shares of common stock, and they have each separately advised us that they intend to vote all of such shares of common stock they each have the power to vote in accordance with the recommendations of the Board of Directors on each of the items of business identified above, which will be sufficient to constitute a quorum and to determine the outcome of each item under consideration.

A quorum is representation in person or by proxy at the Annual Meeting of at least a majority of the outstanding Shares. Abstentions will have no effect on the election of directors (Proposal 1). Abstentions on other matters will be treated as votes cast on particular matters as well as shares present and represented for purposes of establishing a quorum, with the result that an abstention has the same effect as a negative vote regarding such other matters. Where nominee record holders do not vote on specific issues because they did not receive specific instructions on such issues from the beneficial owners, such broker non-votes will not be treated as votes cast on a particular matter, and will therefore have no effect on the vote, but will be treated as shares present or represented for purposes of establishing a quorum.

If your shares are held through a broker, bank or other nominee, you must provide voting instructions to such record holder in accordance with such record holder's requirements in order to ensure that your shares are properly voted. Please note that the rules regarding how brokers may vote your shares have recently changed. Brokers may no longer vote your shares on the election of directors, or any other non-routine matters, in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your shares. If you do not provide your broker or other nominee with instructions on how to vote your "street name" shares, your broker or nominee will not be permitted to vote them on such non-routine matters (a broker "non-vote"). Please note that Item 1 (Election of Directors) is a non-routine matter, and so Shares subject to a broker "non-vote" will not be considered entitled to vote with respect to Item 1 and will not affect the outcome of the vote on that Item.

A list of stockholders of the Company satisfying the requirements of Section 219 of the Delaware General Corporation Law shall be available for inspection for any purpose germane to the Annual Meeting during normal business hours at the offices of the Company at least ten days prior to the Annual Meeting.

Revocability of Proxies

Any person signing a proxy in the form accompanying this proxy statement has the power to revoke it prior to the Annual Meeting or at the Annual Meeting prior to the vote pursuant to the proxy. A proxy may be revoked by any of the following methods:

- by writing a letter delivered to Eric Lerner, General Counsel of the Company, stating that the proxy is revoked;
- by submitting another proxy with a later date (i.e., by signing and submitting a new proxy card or by re-voting by phone or by Internet as instructed above); only your latest proxy card, phone or Internet vote will be counted; or
- by attending the Annual Meeting and voting in person.

Please note, however, that if a stockholder's shares are held of record by a broker, bank or other nominee and that stockholder wishes to vote at the Annual Meeting, the stockholder must bring to the Annual Meeting a letter from the broker, bank or other nominee confirming that stockholder's beneficial ownership of the shares.

On April 15, 2013, the record date, there were outstanding and entitled to vote (excluding Company treasury shares) 36,679,472 Shares, entitled to one vote per Share. Only stockholders of record at the close of business on the record date will be entitled to vote at the Annual Meeting and at any and all adjournments or postponements thereof. Stockholders will not be entitled to appraisal rights in connection with any of the matters to be voted on at the Annual Meeting.

Internet Posting of Proxy Materials

Why did I receive a notice regarding the internet availability of proxy materials instead of paper copies of the proxy materials?

We have implemented the Securities and Exchange Commission, or SEC, "Notice Only" rule that allows us to furnish our proxy materials over the Internet to our stockholders instead of mailing paper copies of those materials to each stockholder. As a result, beginning on or about April 30, 2013, we sent to most of our stockholders by mail a "Notice of Internet Availability of Proxy Materials" containing instructions on how to access our proxy materials over the Internet and vote online. This notice is not a proxy card and cannot be used to vote your shares. If you received a notice this year, you will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the notice or on the website referred to in the notice.

If you own shares of common stock in more than one account—for example, in a joint account with your spouse and in your individual brokerage account—you may have received more than one notice. To vote all of your shares by proxy, please follow each of the separate proxy voting instructions that you received for your shares of common stock held in each of your different accounts.

How can I access the proxy materials over the Internet?

Your Notice of the Internet Availability of the proxy materials, proxy card or voting instruction card will contain instructions on how to view our proxy materials for the Annual Meeting on the Internet. Our proxy materials and annual report on Form 10-K for fiscal year 2012, as well as the means to vote by Internet, are available at www.proxyvote.com

How may I obtain a paper copy of the proxy materials?

If you receive a Notice of the Internet Availability of the proxy materials, you will find on your notice instructions about how to obtain a paper copy of the proxy materials. If you did not receive the notice, you will receive a paper copy of the proxy materials by mail.

What is "householding"?

SEC rules allow a single copy of the proxy materials or the Notice of Internet Availability of proxy materials to be delivered to multiple stockholders sharing the same address and last name, or who we reasonably believe are members of the same family in a manner provided by such rules. This practice is referred to as "householding" and can result in significant savings of paper and mailing costs. In accordance with SEC rules, stockholders sharing the same address and last name, or who we reasonably believe are members of the same family, will receive one copy of the proxy materials or notice of internet availability of proxy materials.

How can I find voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting and we will publicly disclose the results on a Form 8-K within four business days of the Annual Meeting, as required by Securities and Exchange Commission rules.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

At the Annual Meeting, seven Directors are to be elected to serve until their successors have been elected and qualified. Information regarding such nominees is set forth below.

The accompanying proxy will be voted for the election of the Board's nominees unless contrary instructions are given. If any Board nominee is unable to serve, which is not anticipated, the persons named as proxies intend to vote, unless the Board of Directors reduces the number of nominees, for such other person or persons as the Board of Directors may designate.

Each of the nominees served as a director during fiscal year 2012. If voting by proxy with respect to the election of Directors, stockholders may vote in favor of all nominees, withhold their votes as to all nominees or withhold their votes for specific nominees.

There were no arrangements or understandings between any Director or nominee for Director and any other person pursuant to which such person was selected as a Director or nominee for Director. There are no family relationships among any of our Directors or executive officers or nominees for Director or executive officer, except that Richard Leeds, Bruce Leeds and Robert Leeds are brothers.

Nominees

Name of Nominee	Principal Occupation	Age	Director Since
Richard Leeds	Chairman and Chief Executive Officer of the Company	53	April 1995
Bruce Leeds	Vice Chairman of the Company	57	April 1995
Robert Leeds	Vice Chairman of the Company and Chief Executive of the Company's North American Technology Products Group	57	April 1995
Lawrence Reinhold	Executive Vice President and Chief Financial Officer of the Company	53	March 2009
Robert D. Rosenthal	Chairman and Chief Executive Officer of First Long Island Investors LLC	64	July 1995
Stacy Dick	Chief Financial Officer of Julian Robertson Holdings	56	November 1995
Marie Adler-Kravecas	Retired President of Myron Corporation	53	June 2009

Richard Leeds joined the Company in 1982 and has served as Chairman and Chief Executive Officer of the Company since April 1995. Mr. Leeds graduated from New York University with a B.S. degree in Finance. Mr. Leeds, together with his brothers Bruce and Robert Leeds, are the majority stockholders of the Company and the sons of one of the Company's founders. Mr. Leeds was selected to serve as Chairman of our Board due to his experience and depth of knowledge of the Company and the direct marketing, computer and industrial products industries, his role in developing and managing the Company's business strategies and operations, as well as his exceptional business judgment and leadership qualities.

Bruce Leeds joined the Company in 1977 and has served as Vice Chairman of the Company since April 1995. Mr. Leeds graduated from Tufts University with a B.A. degree in Economics. Mr. Leeds, together with his brothers Richard and Robert Leeds, are the majority stockholders of the Company and the sons of one of the Company's founders. Mr. Leeds was selected to serve as a director on our Board due to his experience and depth of knowledge of the Company and the direct marketing, computer and industrial products industries, his role in developing and managing the Company's business strategies and operations, his experience in international business as well as his exceptional business judgment.

Robert Leeds joined the Company in 1977 and has served as Vice Chairman of the Company since April 1995. From April 18, 2011 to October 2011, Mr. Leeds served as the Interim Chief Executive of the Company's North American Technology Products Group. On March 1, 2013, Mr. Leeds was selected to serve as the Chief Executive of the Company's North American Technology Products Group. Mr. Leeds graduated from Tufts University with a B.S. degree in Computer Applications Engineering. Mr. Leeds, together with his brothers Richard and Bruce Leeds, are the majority stockholders of the Company and the sons of one of the Company's founders. Mr. Leeds was selected to serve as a director on our Board because of his experience and depth of knowledge of the Company and the direct marketing, computer and industrial products industries, his role in developing and managing the Company's business strategies and operations, his significant computer and technology industry experience as well as his exceptional business judgment.

Lawrence Reinhold joined the Company in January 2007 and has served as Executive Vice President and Chief Financial Officer since that date. Additionally, Mr. Reinhold has served as a Director since March 2009. Prior to joining the Company, Mr. Reinhold was the Chief Financial Officer of a publicly traded developer and manufacturer of medical devices; the Chief Financial Officer of a publicly traded communications software company; and a regional Managing Partner of a Big 4 International Public Accounting Firm. He received his B.S.B.A. degree, *summa cum laude,* and M.B.A. degree from San Diego State University. Mr. Reinhold is a Certified Public Accountant. He also serves on the board of directors and audit committee of Pulse Electronics, a publicly traded electronics manufacturer. Mr. Reinhold was selected to serve as a director on our Board due to his contributions since joining the Company and his extensive experience and expertise in business, strategy, finance, accounting, SEC reporting, public company management, mergers and acquisitions and financial systems as well as his serving as a CFO of other public technology companies and a partner with an international accounting firm.

Robert D. Rosenthal has served as an independent Director of the Company since July 1995. He has been the lead independent director since October 2006. Mr. Rosenthal is Chairman and Chief Executive Officer of First Long Island Investors LLC, which he co-founded in 1983. Mr. Rosenthal is a 1971 *cum laude* graduate of Boston University and a 1974 graduate of Hofstra University Law School. Mr. Rosenthal is the chairman and CEO of a wealth management company that invests in numerous public companies and is also an attorney and member of the bar of the State of New York. Mr. Rosenthal was selected to serve as a director on our Board due to his financial, investment and legal experience and acumen.

Stacy S. Dick has served as an independent Director of the Company since November 1995. Mr. Dick has served as Chief Financial Officer of Julian Robertson Holdings since November 2008 and, since 2011, as Chief Financial Officer of Tiger Management Advisors LLC. Mr. Dick was a Managing Director of Rothschild Inc. from 2001 to 2008 and served as an executive of other entities controlled by Rothschild family interests. Mr. Dick graduated from Harvard University with an A.B. degree *magna cum laude* and a Ph.D. in Business Economics. He has served as an adjunct professor of finance at the Stern School of Business (NYU) since 2004. Mr. Dick was selected to serve as a director on our Board due to his exceptional knowledge and experience in the areas of business, finance and economics.

Marie Adler-Kravecas has served as an independent Director of the Company since June 2009. Ms. Adler-Kravecas joined Myron Corporation, an international, business-to-business direct marketing company, in 1984 and served as President from 1999 to 2004. In 2005, Ms. Adler-Kravecas founded Wellconnected, LLC, a consumer direct marketing company which was sold in 2008. Ms. Adler-Kravecas is currently retired. Ms. Adler-Kravecas received a B.S. degree in Marketing and Business Administration from George Washington University. She has been a member of the Young President's Organization since 2003 and The Executive Group from 2004 to 2008. Ms. Adler-Kravecas has been on the Board of the Children's Aid and Family Service since 2004. Ms. Adler-Kravecas was selected to serve as a director on our Board due to her practical experience in direct marketing and international business.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF ALL THE DIRECTOR NOMINEES, WHICH IS DESIGNATED AS PROPOSAL NO. 1.

CORPORATE GOVERNANCE

Independence of Directors

In connection with its annual review of director independence, the Board has determined that each of the following Directors or nominees of the Company meets the standards for independence required by the New York Stock Exchange and Securities and Exchange Commission rules: Robert D. Rosenthal, Stacy S. Dick and Marie Adler-Kravecas. The Board made this determination based on (a) the absence of any of the express disqualifying criteria relating to director independence set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and (b) the criteria for independence required of audit committee directors by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

Although the Board has not adopted categorical standards of materiality for independence purposes (other than those set forth in the NYSE listing standards and the Exchange Act), information provided by the Directors to the Company did not indicate any relationships (e.g., commercial, industrial, banking, consulting, legal, accounting, charitable, or familial) which would impair the independence of any of the non-employee Directors. The Board has determined that there is no material relationship between the Company and each of Mr. Rosenthal, Mr. Dick and Ms. Adler-Kravecas (directly or as a partner, stockholder, or officer of an organization that has a relationship with the Company) and that each of them is independent pursuant to the NYSE listing standards. In making its determination, the Board took into consideration that a private partnership, in which Messrs. Richard, Bruce and Robert Leeds are general partners, has invested funds with a private investment firm, of which Robert D. Rosenthal is Chairman and CEO. The Board (in each case with Mr. Rosenthal and Messrs. Richard, Bruce and Robert Leeds being recused) determined that such relationship was not material to Messrs. Richard, Bruce and Robert Leeds individually or collectively or to Mr. Rosenthal.

As a "controlled company," the Company is exempt from the New York Stock Exchange requirement that listed companies have a majority of independent directors. A "controlled company" is defined by the New York Stock Exchange as a company of which more than 50% of the voting power for the election of directors is held by an individual, group or other company. The Company is a "controlled company" in that more than 50% of the voting stock for the election of directors of the Company, in the aggregate, is owned by certain members of the Leeds family (including Richard Leeds, Bruce Leeds and Robert Leeds, each of whom is an officer and Director of the Company) and certain Leeds' family trusts (collectively, the "Leeds Group"). The members of the Leeds Group have entered into a Stockholders Agreement with respect to certain Shares they each own. See "Transactions With Related Persons" below.

Meetings of Non-Management Directors

The New York Stock Exchange requires the "non-management directors" or independent directors of a NYSE-listed company to meet at regularly scheduled executive sessions without management and to disclose in their annual proxy statements (1) the name of the non-management director who is chosen to preside at all regularly-scheduled executive sessions of the non-management members of the board of directors and (2) a method for all interested parties to communicate directly with the presiding director or with the non-management directors as a group (this method is described below under "Communications with Directors"). The Board's non-management or independent directors meet separately in executive sessions, chaired by the Lead Independent Director (currently Robert D. Rosenthal), at least quarterly.

Corporate Governance Guidelines

The Company has adopted Corporate Governance Guidelines, which are available on the Corporate Governance page of our website at www.systemax.com. The Corporate Governance Guidelines were last amended in April 2010.

Our Corporate Governance Guidelines establish our corporate governance principles and practices on a variety of topics, including the responsibilities, composition and functioning of the Board. The Nominating/Corporate Governance Committee assesses the Guidelines annually and makes recommendations to the Board on any changes to implement. Our Guidelines address, among other things:

- the role and functions of our Board of Directors and management;

- director qualifications, including our director independence standards and director nomination and selection;
- the requirement to hold separate executive sessions of the independent directors;
- the conduct of Board meetings;
- policies for setting director compensation;
- director orientation and continuing education;
- policies regarding director access to management, employees and independent advisors; and
- the annual self-assessment of the Board to evaluate its own effectiveness.

Corporate Ethics Policy

The Company has adopted a Corporate Ethics Policy that applies to all employees of the Company, including the Company's Chief Executive Officer, Chief Financial Officer and Controller, its principal accounting officer. The Corporate Ethics Policy is designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws and regulations, full and accurate disclosure of information requiring public disclosure and the prompt reporting of Policy violations. The Company's Corporate Ethics Policy is available on the Company's website (*www.systemax.com*). We intend to disclose on our website, in accordance with applicable laws and regulations, amendments to, or waivers from, our Corporate Ethics Policy. Our Corporate Ethics Policy was last amended in August 2012.

Communications with Directors

Stockholders of the Company who wish to communicate with the Board or any individual Director can write to Systemax Inc., Attention: Investor Relations, 11 Harbor Park Drive, Port Washington, NY 11050 or send an email to investinfo@systemax.com. Your letter or email should indicate that you are a stockholder of the Company. Depending on the subject matter of your inquiry, management will forward the communication to the Director or Directors to whom it is addressed; attempt to handle the inquiry directly, as might be the case if you request information about the Company or it is a stockholder related matter; or not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. Interested parties, including non-stockholders wishing to communicate directly with the Lead Independent Director or the non-management members of the Board as a group should address their inquiries by mail sent to the attention of Robert D. Rosenthal, Lead Independent Director, at the Company's principal executive office located at 11 Harbor Park Drive, Port Washington, NY 11050. All communications will be promptly relayed to the appropriate recipient(s).

Interested parties, including non-stockholders wishing to communicate directly with the Chairman of the Audit Committee or the Audit Committee as a group should address their inquiries by mail to the attention of Stacy S. Dick, Audit Committee Chairman, at the Company's principal executive office located at 11 Harbor Park Drive, Port Washington, NY 11050. All communications will be promptly relayed to the appropriate recipient(s).

Director Attendance at Annual Meetings

At last year's annual meeting, held on June 11, 2012, three Directors attended the meeting, including the Chairman of the Board and the Lead Independent Director. The Company does not have a policy with regards to Directors' attendance at annual stockholder meetings.

Board Meetings

During fiscal year 2012, the Board of Directors held six meetings, the Audit Committee held nine meetings, the Compensation Committee held six meetings, the Nominating/Corporate Governance Committee held six meetings, and the Executive Committee held six meetings. All of the Directors attended at least 75% of all of the meetings of the Board and the respective committees of the Board of which they were members.

Committees of the Board

The Board of Directors has the following standing committees:

Audit Committee

The Audit Committee is appointed by the Board to assist the Board with oversight of (i) the integrity of the financial statements of the Company, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independence and qualifications of the Company's external auditors, and (iv) the performance of the Company's internal audit function and external auditors. It is the Audit Committee's responsibility to retain or terminate the Company's independent registered public accountants, who audit the Company's financial statements, and to prepare the Audit Committee report that the Securities and Exchange Commission requires to be included in the Company's Annual Proxy Statement. (See "Report of the Audit Committee" below.) As part of its activities, the Audit Committee meets with the Company's independent registered public accountants at least annually to review the scope and results of the annual audit and quarterly to discuss the review of the quarterly financial results. In addition, the Audit Committee receives and considers the independent registered public accountants' comments and recommendations as to internal controls, accounting staff, management performance and auditing procedures. The Audit Committee is also responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls and auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

In addition, the Audit Committee is responsible for reviewing, and discussing with management and reporting to the Board regularly, the Company's risk assessment and risk management processes. While it is the job of senior management to assess and manage the Company's exposure to risk under the oversight of the Board of Directors, the Audit Committee reviews and discusses with management the Company's risk management process. In addition, the Audit Committee works together with the Compensation Committee regarding the Company's compensation policies for all of the Company's employees as the policies relate to the Company's risk management goals and objectives. The Audit Committee also discusses with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

The Audit Committee Charter was last amended in August 2012. A copy of the Audit Committee Charter is available on the Company's website, *www.systemax.com.*

The current members of the Audit Committee are Stacy S. Dick (chairman), Robert D. Rosenthal and Marie Adler-Kravecas. None of the current members or nominees of the Audit Committee are officers or employees of the Company. The Committee meets regularly both with and without management participation. As noted above, in the judgment of the Board, each of the members of the Audit Committee meets the standards for independence required by the rules of the Securities and Exchange Commission and the New York Stock Exchange. In addition, the Board has determined that Mr. Dick and Mr. Rosenthal are "audit committee financial experts" as defined by regulations of the Securities and Exchange Commission.

The Company does not have a standing policy on the maximum number of audit committees of other publicly owned companies on which the members of the Audit Committee may serve. However, if a member of the Audit Committee simultaneously serves on the audit committee of more than two other publicly-owned companies, the Board must determine whether such simultaneous service would impair the ability of such member to effectively serve on the Audit Committee. Any such determination will be disclosed in the Company's annual proxy statement.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee's responsibilities include, among other things (i) identifying individuals qualified to become Board members and recommending to the Board nominees to stand for election at any meeting of stockholders, (ii) identifying and recommending nominees to fill any vacancy, however created, in the Board, and (iii) developing and recommending to the Board a code of business conduct and ethics and a set of corporate governance principles (including director qualification standards, responsibilities and compensation) and periodically reviewing the code and principles. The current members of the Nominating/Corporate Governance Committee are Robert D. Rosenthal (Chairman), Stacy S. Dick and Marie Adler-Kravecas. In nominating candidates to become Board members, the Committee shall take into consideration such factors as it deems appropriate, including the experience, skill, integrity and background of the candidates. The Committee may consider candidates proposed by management or stockholders but is not required to do so. The Committee does not have any formal policy with regard to the consideration of any Director candidates recommended by the security holders or any minimum qualifications or specific procedure for identifying and evaluating nominees for Director as the Board does not believe that such a formalistic approach is necessary or appropriate at this time.

The Nominating/Corporate Governance Committee is responsible for developing and recommending to the Board a set of risk management policies and procedures, including the Company's compensation policies for all its employees as they relate to risk management, and to review these policies and procedures annually.

The Nominating/Corporate Governance Committee, in seeking qualified Board members, does not have a policy regarding utilizing diversity, however defined, in its selection process. The Nominating/Corporate Governance Committee looks for individuals who have very high integrity, significant business experience and a deep genuine interest in the Company. We believe that each of the director nominees and other directors bring these qualifications to our Board of Directors. Moreover, they provide our board with a diverse complement of specific business skills, experience and perspectives.

The Nominating/Corporate Governance Committee Charter was last amended in August 2012. The Nominating/Corporate Governance Committee Charter is available on the Company's website (*www.systemax.com*).

Stockholder Nominations for Director

Stockholders may propose candidates for Board membership by writing to Systemax Inc., Attention: Nominating/Corporate Governance Committee, 11 Harbor Park Drive, Port Washington, NY 11050 so that the nomination is received by the Company by December 31, 2013 to be considered for the 2014 annual meeting. Any such proposal shall contain the name, Company security holdings (direct or indirect; of record and/or beneficially) and contact information of the person making the nomination; a description of all direct and indirect related party transactions, compensation and other material monetary arrangements, agreements or understandings during the past three years, and any other material relationship, if any, between the stockholder and its respective affiliates or associates, or others with whom they are acting in concert, on the one hand, and the nominee and his or her respective affiliates, associates and others with whom they are acting in concert, on the other hand; the nominee's name, age, address and other contact information; any direct or indirect holdings, beneficially and/or of record, of the Company's securities by the nominee; any information regarding the nominee required to be disclosed about directors under applicable securities laws and/or stock exchange requirements; information regarding related party transactions with the Company and/or the stockholder submitting the nomination and/or the nominee; any actual or potential conflicts of interest; the nominee's biographical data, current public and private company affiliations, employment history (including current principal employment) and qualifications and status as "independent" under applicable securities laws and stock exchange requirements. Nominees proposed by stockholders will receive the same consideration as other nominees.

Compensation Committee

The Compensation Committee's responsibility is to review and approve corporate goals relevant to the compensation of the Chief Executive Officer and, after an evaluation of the Chief Executive Officer's performance in light of such goals, to set the compensation of the Chief Executive Officer. The Compensation Committee also approves (a) the annual compensation of the other executive officers of the Company, (b) the annual compensation of certain subsidiary managers, and (c) all individual stock-based incentive grants. The Committee is also responsible for reviewing and making periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company including the Company's incentive-based and equity-based compensation plans. The Compensation Committee also prepares an annual report on executive compensation for inclusion in the annual proxy statement. (See "Compensation Committee Report to Stockholders" below.) The current members of the Compensation Committee are Robert D. Rosenthal (Chairman), Stacy S. Dick and Marie Adler-Kravecas.

In addition, it is the Compensation Committee's responsibility to consider, and work together with the Company's Audit Committee regarding, the Company's compensation policies for all its employees in the context of how such policies affect and promote the Company's risk management goals and objectives.

The Compensation Committee Charter was last amended in April 2010. The Compensation Committee Charter is available on the Company's website (www.systemax.com).

Executive Committee

The Executive Committee consists of the Chairman of the Board and any Vice Chairman and such other Directors as may be named thereto by the Board. The current members of the Executive Committee are Messrs. Richard Leeds, Bruce Leeds, Robert Leeds and Robert D. Rosenthal, the Lead Independent Director. Among other duties as may be assigned by the Board from time to time, the Executive Committee is authorized to oversee the operations of the Company, supervise the executive officers of the Company, review and make recommendations to the Board regarding the strategic direction of the Company and review and make recommendations to the Board regarding all possible acquisitions or other significant business transactions. The Executive Committee is also authorized to manage the affairs of the Corporation between meetings of the Board; the Committee has all of the powers of the Board not inconsistent with any provisions of the Delaware General Corporation Law, the Company's Certificate of Incorporation or By-Laws or other resolutions adopted by the Board, but does not generally exercise such authority.

Board Leadership Structure

As noted above, our Board currently includes three independent Directors. Richard Leeds has served as Chairman and Chief Executive Officer since April 1995. Our independent directors have designated, Robert D. Rosenthal, one of the independent directors, to be the Lead Independent Director. We believe that the current mix of employee directors and non-employee independent directors that make up our Board, along with the independent oversight of our Lead Independent Director, benefits the Company and its stockholders.

Although the Board does not have an express policy on whether or not the roles of Chief Executive Officer and Chairman of the Board should be separate and if they are to be separate, whether the Chairman of the Board should be selected from the non-employee Directors or be an employee, the Board believes that it should have the flexibility to make a determination from time to time in a manner that is in the best interests of the Company and its stockholders at the time of such determination. At this time, the Board of Directors believes that Mr. Leeds's service as both Chairman of the Board and CEO is in the best interest of the Company and its stockholders. Mr. Leeds possesses in-depth knowledge of the issues, opportunities and challenges facing the Company and its businesses and is thus best positioned to develop agendas that ensure that the Board's time and attention are focused on the matters that are most critical to the Company and its stockholders. His combined role has produced decisive leadership, ensures clear accountability, and enhances the Company's ability to communicate its message and strategy clearly and consistently to the Company's stockholders, employees, customers and suppliers, particularly during times of turbulent economic conditions.

The Board believes that the independent directors provide effective oversight of management. Moreover, in addition to feedback provided during the course of Board meetings, the independent directors have regular executive sessions. Following an executive session of independent directors, the Lead Independent Director acts as a liaison between the independent directors and the Chairman regarding any specific feedback or issues, provides the Chairman with input regarding agenda items for Board and Committee meetings, and coordinates with the Chairman regarding information to be provided to the independent directors in performing their duties. The Board believes that this approach appropriately and effectively complements the combined CEO/Chairman structure.

We recognize that different board leadership structures may be appropriate for companies in different situations and believe that no one structure is suitable for all companies. We believe our current Board leadership structure is optimal for us because it demonstrates to our employees, suppliers, customers, and other stakeholders that the Company is under strong leadership, with a single person setting the tone and having primary responsibility for managing our operations. Having a single leader for both the Company and the Board eliminates the potential for confusion or duplication of efforts, and provides clear leadership for the Company. We believe the Company, like many U.S. companies, has been well-served by this leadership structure.

Lead Independent Director

The independent Directors elect one independent Director to serve as a Lead Independent Director. In addition to presiding at executive sessions of nonemployee Directors, the Lead Independent Director has the responsibility to coordinate the activities of the independent Directors, and to perform the following functions: (a) advise the Chairman of the Board as to an appropriate schedule of Board meetings, seeking to ensure that the independent Directors can perform their duties responsibly while not interfering with the flow of the Company's operations; (b) provide the Chairman with input as to the preparation of agendas for the Board and committee meetings; (c) advise the Chairman as to the quality, quantity, and timeliness of the flow of information from the Company's management that is necessary for the independent directors to effectively and responsibly perform their duties, and although the Company's management is responsible for the preparation of materials for the Board, the Lead Independent Director may specifically request the inclusion of certain material; (d) recommend to the Chairman the retention of consultants who report directly to the Board; (e) assist the Board and the Company's officers in assuring compliance with and implementation of the corporate governance policies; and be principally responsible for recommending revisions to the corporate governance policies; (f) coordinate and develop the agenda for, and moderate executive sessions of, the independent directors of the Board, and act as principal liaison between the independent directors and the Chairman on sensitive issues; and (g) recommend to the Chairman the membership of the various Board committees.

Our Board conducts an annual evaluation in order to determine whether it and its committees are functioning effectively. As part of this annual self-evaluation, the Board evaluates whether the current leadership structure continues to be optimal for the Company and its stockholders. Our Corporate Governance Guidelines, as amended in April 2010, provide the flexibility for our Board to modify or continue our leadership structure in the future, as it deems appropriate.

Risk Oversight

Our Board as a whole is responsible for overseeing the Company's risk management process. The Board focuses on the Company's general risk management strategy, the most significant risks facing the Company, and seeks to ensure that appropriate risk mitigation strategies are implemented by management. Risk management is a recurring Audit Committee and Board quarterly agenda item, and is considered part of strategic planning. The Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and receives information relating to material Company risk from management and from the Company's Legal, Risk Management/Insurance and Internal Audit Departments.

The Board has delegated to each of its committees oversight of certain aspects of the Company's risk management process. Among its duties, the Audit Committee reviews with management (a) Company processes with respect to risk assessment and management of risks that may be material to the Company, (b) the Company's system of disclosure controls and system of internal controls over financial reporting, and (c) the Company's compliance with legal and regulatory requirements. The Compensation Committee is responsible for considering and working together with the Audit Committee regarding the Company's compensation policies for all its employees in the context of how such policies affect and promote the Company's risk management goals and objectives. The Nominating/Corporate Governance Committee is responsible for developing and recommending to the Board a set of risk management policies and procedures, including the Company's compensation policies for all its employees as they relate to risk management, and to review these policies and procedures annually. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

The Company's senior management is responsible for day-to-day risk management. Our Internal Audit Department serves as the primary monitoring and testing function for company-wide policies and procedures, and manages the day-to-day oversight of the risk management strategy for the ongoing business of the Company. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels. The Internal Auditor reports directly to our Chief Financial Officer and Audit Committee quarterly, and the Audit Committee considers risk management issues as part of its quarterly agenda.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that our Board leadership structure supports this approach.

REPORT OF THE AUDIT COMMITTEE*

The Audit Committee of the Board operates under its Charter, which was originally adopted by the Board in 2000 and was most recently revised in August 2012. As set forth in its Charter, the Audit Committee's job is one of oversight. Management is responsible for the Company's financial statements, internal accounting and financial controls, the financial reporting process, the internal audit function and compliance with the Company's policies and legal requirements. The Company's independent registered public accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuance of a report thereon, and for monitoring the effectiveness of the Company's internal controls; they also perform limited reviews of the Company's unaudited quarterly financial statements.

The Audit Committee's responsibility is to engage the independent registered public accountants, monitor and oversee these accounting, financial and audit processes and report its findings to the full Board. It also investigates matters related to the Company's financial statements and controls as it deems appropriate. In the performance of these oversight functions, the members of the Audit Committee rely upon the information, opinions, reports and statements presented to them by Company management and by the independent registered public accountants, as well as by other experts that the Committee hires.

The Audit Committee met with the Company's independent auditors to review and discuss the overall scope and plans for the audit of the Company's consolidated financial statements for the year ended December 31, 2012. The Audit Committee has considered and discussed with management and the independent auditors (both alone and with management present) the audited financial statements as well as the independent auditors' evaluation of the Company's internal controls and the overall quality of the Company's financial reporting.

Management represented to the Audit Committee that the Company's consolidated financial statements for fiscal year 2012 were prepared in accordance with U.S. generally accepted accounting principles. In connection with these responsibilities, the Audit Committee met with management and Ernst & Young LLP to review and discuss the December 31, 2012 audited consolidated financial statements. The Audit Committee also discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61 Communication with Audit Committees), as amended and as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also received written disclosures and the letter from Ernst & Young LLP required by Rule 3526 of the Public Company Accounting Oversight Board (Communications with Audit Committees Concerning Independence), and the Audit Committee discussed with Ernst & Young LLP the firm's independence.

Based on the review of the representations of management, the discussions with management and the independent registered public accountants and the review of the Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, to the Committee, the Audit Committee recommended to the Board that the financial statements of the Company for fiscal year 2012 as audited by Ernst & Young LLP be included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

AUDIT COMMITTEE
Stacy S. Dick (Chairman)
Robert D. Rosenthal
Marie Adler-Kravecas

* The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

EXECUTIVE OFFICERS

There are no arrangements or understandings between any officer and any other person pursuant to which such person was selected as an officer.

The following table sets forth certain information with respect to the executive officers of the Company as of April 15, 2013.

Name	Age	Position
Richard Leeds	53	Chairman and Chief Executive Officer; Director
Bruce Leeds	57	Vice Chairman; Director
Robert Leeds	57	Vice Chairman and Chief Executive of the Company's North American Technology Products Group; Director
Lawrence Reinhold	53	Executive Vice President and Chief Financial Officer; Director
Perminder Dale	52	Chief Executive of the Company's European Technology Products Group
Robert Dooley	57	President of the Company's subsidiaries comprising the Global Industrial business
Eric Lerner	55	Senior Vice President and General Counsel
Thomas Axmacher	54	Vice President and Controller

For biographical information about Richard Leeds, Bruce Leeds, Robert Leeds and Lawrence Reinhold, see pages 8 and 9 of this Proxy Statement.

Perminder Dale joined the Company in January 2012 as Chief Executive of the Company's European Technology Products Group. Mr. Dale has over 20 years of experience in the information technology industry: from 1996 to 2010 Mr. Dale held various significant executive positions with Dell Computer Corporation, including Director of Server Business for Europe, Middle East and Africa, Director of UK Corporate Sales, Vice President and General Manager of Emerging Markets (2000 to 2008) and Vice President and General Manager of Global Distribution Channels (2008 to 2010). Mr. Dale also held various management positions with other well-known technology companies, including Sun Microsystems, Siemins NixDorf and Hewlett Packard. Mr. Dale earned his M.B.A. in international business and marketing from University of Bradford Business School.

Robert Dooley was appointed President of the Company's subsidiaries comprising the Global Industrial business in January 2012. Mr. Dooley originally joined the Company in 1982 and served in numerous roles until March 2004, including Senior Vice President, Worldwide Computer Sales and Marketing. He also was a Director of the Company from June 1995 through March 2004. Mr. Dooley left the Company in 2004 but returned in December 2007 as Vice President, Internet Marketing for the Global Industrial business. Mr. Dooley graduated from Rensselaer Polytechnic Institute with a B.S. in Physics.

Eric Lerner was appointed Senior Vice President and General Counsel in May 2012. He was previously a senior corporate partner at Kramer Levin Naftalis & Frankel, a corporate partner, Co-Chair of the National Corporate Department and member of the Board of Directors of Katten Muchin Zavis Rosenman, and a corporate partner and Chair of the Corporate Department of Rosenman & Colin. He received his JD degree from the University of Chicago and his undergraduate degree from SUNY Binghamton.

Thomas Axmacher was appointed Vice President and Controller of the Company in October 2006. He was previously Chief Financial Officer of Curative Health Services, Inc., a publicly traded health care company, and Vice President and Controller of Tempo Instrument Group, an electronics manufacturer. Mr. Axmacher received his B.S. degree in Accounting from Albany University and his M.B.A. from Long Island University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides certain information regarding the beneficial ownership of the Shares as of April 15, 2013, by (i) each of the Directors, (ii) each of the named executive officers listed in the summary compensation table, (iii) all current Directors and executive officers as a group and (iv) each person known to the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities.

As used in this table "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person owns or has a right to acquire within 60 days after such date. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person. Unless otherwise stated, each person owns the reported shares directly and has the sole right to vote and determine whether to dispose of such shares.

A total of 36,679,472 Shares were outstanding as of April 15, 2013.

	Amount and Nature of Beneficial Ownership (a)	**Percent of Class**
Richard Leeds (1)	12,643,830	34.5%
Bruce Leeds (2)	9,438,869	25.7%
Robert Leeds (3)	10,546,169	28.8%
Lawrence Reinhold (4)	327,920	*
Robert D. Rosenthal (5)	64,681	*
Stacy S. Dick(6)	37,557	*
Marie Adler-Kravecas (7)	20,453	*
All current Directors and executive officers of the Company (11 persons)(8)	25,874,838	70.5%
Other Beneficial Owners of 5% or More of the Company's Voting Stock		
Prescott General Partners LLC (9)	2,054,411	5.6%

(a) Amounts listed in this column may include shares held in partnerships or trusts that are counted in more than one individual's total.

* less than 1%

(1) Includes 2,091,087 shares owned by Mr. Richard Leeds directly, 1,647,908 shares owned by the Richard Leeds 2011 GRAT and 1,613,081 shares owned by the Richard Leeds 2010 GRAT. Also includes 1,838,583 shares owned by a limited partnership of which Richard Leeds is the general partner, 235,850 shares owned by a limited partnership of which a limited liability company controlled by Richard Leeds is the general partner, 4,697,521 shares owned by trusts for the benefit of his brothers' children for which Richard Leeds acts as co-trustee and 519,800 shares owned by a limited partnership in which Richard Leeds has an indirect pecuniary interest. Richard Leeds' mailing address is Richard Leeds, c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(2) Includes 2,739,357 shares owned by Mr. Bruce Leeds directly, 1,005,753 shares owned by the Bruce Leeds 2011 GRAT and 1,041,952 shares owned by the Bruce Leeds 2010 GRAT. Also includes 4,132,007 shares owned by trusts for the benefit of his brothers' children for which Bruce Leeds acts as co-trustee and 519,800 shares owned by a limited partnership in which Bruce Leeds has an indirect pecuniary interest. Bruce Leeds' mailing address is Bruce Leeds, c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(3) Includes 137,168 shares owned by Mr. Robert Leeds directly, 1,219,590 shares owned by the Robert Leeds 2012 GRAT, 1,897,117 shares owned by the Robert Leeds 2011 GRAT and 2,086,838 shares owned by the Robert Leeds 2010 GRAT. Also includes 4,685,656 shares owned by trusts for the benefit of his brothers' children for which Robert Leeds acts as co-trustee and 519,800 shares owned by a limited partnership in which Robert Leeds has an indirect pecuniary interest. Robert Leeds' mailing address is Robert Leeds, c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(4) Includes options to acquire a total of 262,500 shares that are currently exercisable or become exercisable within 60 days pursuant to the terms of the Company's 1999 Long-Term Stock Incentive Plan and 17,500 restricted stock units granted pursuant to the Company's 2010 Long-Term Incentive Plan that will vest within 60 days. Also includes 500 shares held by Mr. Reinhold's spouse, of which Mr. Reinhold disclaims beneficial ownership.

(5) Includes options to acquire a total of 9,000 shares that are currently exercisable or become exercisable within 60 days pursuant to the terms of the Company's 1995 and 2006 Stock Incentive Plans for Non-Employee Directors and 3,170 restricted stock units granted pursuant to the Company's 2006 Stock Incentive Plan for Non-Employee Directors that will vest within 60 days.

(6) Includes options to acquire a total of 9,000 shares that are currently exercisable or become exercisable within 60 days pursuant to the terms of the Company's 1995 and 2006 Stock Incentive Plans for Non-Employee Directors and 3,170 restricted stock units granted pursuant to the Company's 2006 Stock Incentive Plan for Non-Employee Directors that will vest within 60 days.

(7) Includes options to acquire a total of 5,000 shares that are currently exercisable or become exercisable within 60 days pursuant to the terms of the Company's 2006 Stock Incentive Plan for Non-Employee Directors and 3,170 restricted stock units granted pursuant to the Company's 2006 Stock Incentive Plan for Non-Employee Directors that will vest within 60 days.

(8) Includes options to acquire a total of 85,625 shares that are currently exercisable or become exercisable within 60 days and 5,000 restricted stock units granted pursuant to the Company's 2010 Long-Term Incentive Plan.

(9) Based on information supplied by Prescott General Partners LLC, Thomas W. Smith and Scott J. Vassalluzzo in a Schedule 13G/A filed with the SEC on February 14, 2013. The address of the parties is 2200 Butts Road, Suite 320, Boca Raton, FL 33431. Prescott General Partners LLC and Messrs Smith and Vassalluzzo have the shared power to vote or dispose or to direct the vote or the disposal of 2,054,411, 768,518 and 192,018, respectively. In addition, Prescott General Partners LLC has the sole power to vote or to direct the vote of 0 shares and the sole power to dispose or to direct the disposition of 0 shares, Mr. Smith has the sole power to vote or to direct the vote of 600,000 shares and the sole power to dispose or to direct the disposition of 600,000 shares, and Mr. Vassalluzo has the sole power to vote or to direct the vote of 0 shares and the sole power to dispose or to direct the disposition of 0 shares. The 13G/A is Amendment No. 4 to the joint filing on Schedule 13G by Thomas W. Smith, Scott J. Vassalluzzo and Steven M. Fischer originally filed with the SEC on July 13, 2009, as amended by Amendment No. 1 filed with the SEC on February 16, 2010, Amendment No. 2 filed with the SEC on February 14, 2011 and Amendment No. 3 filed with the SEC on January 12, 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and Directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, Directors and ten-percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of Section 16(a) forms received by it, or written representations from certain reporting persons, the Company believes its Executive Officers, Directors and ten-percent stockholders complied with all such filing requirements for fiscal year 2012, except for the following filings made on behalf of the named Directors that were inadvertently filed late by the Company: a Form 3 filing for Robert Dooley made on February 2, 2012 and a Form 4 filing for Benjamin White made on March 5, 2012.

TRANSACTIONS WITH RELATED PERSONS

Under the Company's Corporate Ethics Policy, all officers, Directors and employees (collectively the "Company Representatives") are required to avoid conflicts of interest, appearances of conflicts of interest and potential conflicts of interest. A "conflict of interest" occurs when a Company Representative's private interest interferes in any way with the interests of the Company. A conflict can arise when a Company Representative takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when a Company Representative, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Company Representatives cannot allow any consideration such as the receipt of gifts or financial interests in other businesses or personal or family relationships to interfere with the independent exercise of his or her business judgment and work activities to the benefit of the Company. Loans to, or guarantees of obligations of, Company Representatives are prohibited unless permitted by law and authorized by the Board or a Committee designated by the Board. If a Company Representative becomes aware of a potential conflict of interest he or she must communicate such potential conflict of interest to the Company.

The Company's written corporate approval policy requires transactions with related persons, including but not limited to leases with related persons and sales or purchases of Company assets by related persons, to be reviewed and approved or ratified by the Company's Audit Committee as well as by the Company's Chief Executive Officer, Chief Financial Officer and General Counsel. In this regard, all such transactions are first discussed with the Chief Financial Officer and are submitted to the General Counsel's office, including for an initial determination of whether such further related person transaction review is required. The Company utilizes the definition of related persons under applicable SEC rules, defined as any executive officer, director or nominee for director of the Company, any beneficial owner of more than 5% of the outstanding shares of the Company's common stock, or any immediate family member of any such person. In reviewing these transactions, the Company strives to assure that the terms of any agreement between the Company and a related party is at arm's length, fair and at least as beneficial to the Company as could be obtained from third parties. The Audit Committee, in its discretion, may consult with third party appraisers, valuation advisors or brokers to make such determination.

Leases

The Company has leased its facility in Port Washington, NY since 1988 from an entity owned by Richard Leeds, Bruce Leeds and Robert Leeds, Directors of the Company. Rent expense under this lease totaled approximately $937,123 for fiscal year 2012. The Company believes that these payments were no higher than would be paid to an unrelated lessor for comparable space.

Stockholders Agreement

Certain members of the Leeds family (including Richard Leeds, Bruce Leeds and Robert Leeds) and family trusts of Messrs. Leeds entered into a stockholders agreement pursuant to which the parties agreed to vote in favor of the nominees for the Board designated by the holders of a majority of the Shares held by such stockholders at the time of the Company's initial public offering of the Shares. In addition, the agreement prohibits the sale of the Shares without the consent of the holders of a majority of the Shares held by all parties to the agreement, subject to certain exceptions, including sales pursuant to an effective registration statement and sales made in accordance with Rule 144. The agreement also grants certain drag-along rights in the event of the sale of all or a portion of the Shares held by holders of a majority of the Shares. As of the end of fiscal year 2012, the parties to the stockholders agreement beneficially owned 25,286,700 Shares subject to such agreement (constituting approximately 69% of the Shares outstanding).

Pursuant to the stockholders agreement, the Company granted to the parties demand and incidental, or "piggy-back," registration rights with respect to the Shares. The demand registration rights generally provide that the holders of a majority of the Shares may require, subject to certain restrictions regarding timing and number of Shares that the Company register under the Securities Act all or part of the Shares held by such stockholders. Pursuant to the incidental registration rights, the Company is required to notify such stockholders of any proposed registration of any Shares under the Securities Act and if requested by any such stockholder to include in such registration any number of shares of Shares held by it subject to certain restrictions. The Company has agreed to pay all expenses and indemnify any selling stockholders against certain liabilities, including under the Securities Act, in connection with the registration of Shares pursuant to such agreement.

EQUITY COMPENSATION PLAN INFORMATION

Information for our equity compensation plans in effect as of the end of fiscal year 2012 is as follows:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,353,059	$15.88	6,512,500
Equity compensation plans not approved by security holders	—	—	—
Total	1,353,059	$15.88	6,512,500

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we discuss the material elements of our compensation programs and policies, including the objectives of our compensation programs and the reasons why we pay each element of our executives' compensation. Following this discussion, you will find a series of tables containing more specific details about the compensation earned by, or awarded to, the following individuals, whom we refer to as the Named Executive Officers or NEOs. This discussion focuses on compensation practices relating to the NEOs for our 2012 fiscal year.

Our NEOs in 2012 (based on total 2012 compensation earned) were as follows:

Name of NEO	Title
Richard Leeds	Chairman and Chief Executive Officer
Bruce Leeds	Vice Chairman
Robert Leeds	Vice Chairman and Chief Executive of the Company's North American Technology Products Group
Lawrence Reinhold	Executive Vice President and Chief Financial Officer
David Sprosty*	Former Chief Executive of the North American Technology Products Group

* Mr. Sprosty's employment terminated in March 2013 at which time he was replaced by Robert Leeds. Compensation information for Mr. Sprosty has been included, as he was a NEO as of December 31, 2012.

Central Objectives and Philosophy of Our Executive Compensation Programs

The Company's executive compensation programs are designed to achieve a number of important objectives, including attracting and retaining individuals of superior ability and managerial talent, rewarding individual contributions to the achievement of the Company's short and long-term financial and business objectives, promoting integrity and good corporate governance, and motivating our executive officers to manage the Company in a manner that will enhance its growth and financial performance for the benefit of our stockholders, customers and employees. Accordingly, in determining the amount and mix of compensation, the Compensation Committee seeks both to provide a competitive compensation package and to structure annual and long-term incentive programs that reward achievement of performance goals that directly correlate to the enhancement of sustained, long-term stockholder value, as well as to promote executive retention.

Our Compensation Committee seeks to design compensation programs with features that mitigate risk without diminishing the incentive nature of the compensation. The Company's variable pay programs are designed to reward outstanding individual and team performance while mitigating risk taking behavior that might affect financial results. Risk taking behavior includes the risk that an executive will take action that is detrimental to the Company's long-term interest in order to increase the executive's short-term performance-based compensation. We believe our programs encourage and reward prudent business judgment and appropriate risk-taking over the long-term. We believe the following factors are effective in mitigating risk relating to our compensation programs:

- Multiple Performance factors. We use multiple performance factors that encourage executives to focus on the overall health of the business rather than a single financial measure.

- Award Cap. Our 2010, 2011, 2012 and 2013 NEO Cash Bonus Plans each cap the maximum award payable to any individual.

- Clawback Provision. Our NEO Cash Bonus Plans provide the Company the ability to recapture all or a portion of cash awards (i) from our executive officers to the extent a bonus resulted from reported financial results that upon restatement of such results (other than as a result of changes in accounting principles) would not have generated the bonus or would have generated a lower bonus or (ii) from an executive officer if the Board learns of any misconduct by the executive officer that contributed to the Company having to restate all or a portion of its financial statements. In addition, the Board may recapture cash bonus awards from an executive if the Board determines that the executive engaged in serious ethical misconduct.

- Management Processes. Board and management processes are in place to oversee risk associated with the Company's operations. Our Board as a whole is responsible for overseeing the Company's risk management process. The Board focuses on the Company's general risk management strategy, the most significant risks facing the Company, and seeks to ensure that appropriate risk mitigation strategies are implemented by management. The Company has enhanced its risk management processes, and risk management is now a recurring Audit Committee and Board quarterly agenda item, and is considered part of strategic planning. The Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and receives information relating to material risks affecting the Company from management and from our Legal, Risk Management/Insurance and Internal Audit departments.

- Long-Term Equity Compensation. A number of factors mitigate risks inherent in long-term equity compensation, specifically the vesting period for stock options and restricted stock unit grants, which we believe causes our executives to focus on long-term achievements and on building stockholder value.

We believe that our compensation policies for employees generally throughout our organization are not reasonably likely to have a material adverse effect on our company. From time to time a limited number of key managers are eligible to receive stock options and/or restricted stock units in varying amounts based on the judgment of the Compensation Committee. However, all awards are subject to years long vesting periods.

Elements of Our Executive Compensation Programs

To promote the objectives described above, our executive compensation programs consist of the following principal elements:

- Base salary;

- Non-equity incentive cash compensation, referred to for discussion purposes as bonuses;

- Stock–based incentives and

- Benefits, perquisites and other compensation.

The Committee does not maintain formal policies for specifically allocating compensation among current and long-term compensation or among cash and non-cash compensation elements. Instead, the Committee maintains flexibility and adjusts different elements of compensation based upon its evaluation of the Company's key compensation goals set forth above. The Company does not have a formal policy regarding internal pay equity.

Base Salary - Salary levels are subjectively determined based on individual and Company performance as well as an objective assessment of prevailing salary levels for comparable companies, derived from widely available published reports of the average of prevailing salary levels for comparable companies (based on industry, revenues, number of employees, location and similar factors) in the Company's geographic regions. Such reports do not identify the component companies. Mr. Reinhold's and Mr. Sprosty's minimum salary is set pursuant to their respective employment agreements.

Cash Bonuses - Incentive cash compensation of the Company's NEOs under the 2010, 2011, 2012 and 2013 NEO Cash Bonus Plans described below (and implemented under our 2010 Long-Term Incentive Plan, described below) is based primarily upon an evaluation of Company performance as it relates to three general business areas:

- Operational and Financial Performance (utilizing standard metrics such as net sales, operating income, consolidated net income, earnings before interest and taxes ("EBIT"), gross margin, operating margin, earnings per share, working capital, return on invested capital, stockholder equity and peer group comparisons);

- Strategic Accomplishments (including growth in the business, implementation of systems, process and technology improvements, and growth in the value of the Company's assets, including through strategic acquisition transactions); and

- Corporate Governance and Oversight (encompassing legal and regulatory compliance and adherence to Company policies including the timely filing of periodic reports with the SEC, the Sarbanes-Oxley Act, environmental, employment and safety laws and regulations and the Company's corporate ethics policy).

Pursuant to SEC rules, the Company is not disclosing the specific performance targets and actual performance measures for the goals used in its 2010, 2011, 2012 and 2013 Bonus Plans because they represent confidential financial information that the Company does not disclose to the public, and the Company believes that disclosure of this information would cause us competitive harm. The Company believes that these performance goals were reasonably challenging to achieve. Targets are set such that only exceptional performance will result in payouts above the target incentive and poor performance will result in no incentive payment. We set the target performance goals at a level for which there is a reasonable chance of achievement based upon forecasted performance. Scenarios were developed based upon a range of assumptions used to build our annual budget. We did not perform specific analysis on the probability of the achievement of the target performance goals given that the market is difficult to predict. Rather, we relied upon our experience in setting the goals guided by our objective of setting a reasonably attainable and motivationally meaningful goal.

In determining the compensation of a particular executive, consideration is given to the specific corporate responsibilities that such executive is charged with as they relate to the foregoing business areas.

Stock-Based Incentives - Stock-based incentives, at the present time consisting of (a) non-qualified stock options granted at 100% of the stock's fair market value on the grant date (based on the NYSE closing price of the Company's common stock on that date) and/or (b) restricted stock units granted subject to certain conditions, constitute the long-term portion of the Company's executive compensation package. Stock based compensation provides an incentive for executives to manage the Company with a view to achieving results which would increase the Company's stock price over the long-term and, therefore, the return to the Company's stockholders. Stock option, restricted stock and restricted stock unit grants must be approved by the Compensation Committee; however, the Compensation Committee is permitted to delegate this authority to officers of the Company regarding awards to employees who are not officers or directors of the Company and who are not, and are not expected to become, "covered employees" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). We do not use any specific allocation percentage or formula in determining the size of the cash and equity based components of compensation in relation to each other.

The Compensation Committee is cognizant of the timing of the grant of stock based compensation in relation to the publication of Company earnings releases and other public announcements. Stock based compensation grants will not be made effective generally, until after the Company has disclosed, and the market has had an opportunity to react to, material, potentially market-moving, information concerning the Company.

Richard Leeds, Bruce Leeds and Robert Leeds have not historically received stock options or other stock-based incentives as part of their compensation since the Company's initial public offering, and did not receive any such compensation in 2010, 2011 or 2012. As described below, Mr. Reinhold received stock options in 2009 and 2011 and restricted stock units in 2010 and 2011. As described below, Mr. Sprosty received stock options and restricted stock units in 2011 in connection with his hiring.

Benefits, Perquisites and Other Compensation - The Company provides various employee benefit programs to its employees, including NEOs. These benefits include medical, dental, life and disability insurance benefits and our 401(k) plan, which includes Company contributions. The Company also provides Company-owned or leased cars or automobile allowances and related reimbursements to certain NEOs and certain other Company managers which are not provided to all employees. Certain Company executives also have or are entitled to receive severance payments, and/or change of control payments pursuant to negotiated employment agreements they have with the Company (see below). The Company does not provide to executive officers any (a) pension benefits or (b) deferred compensation under any defined contribution or other plan on a basis that is not tax-qualified.

Tax Deductibility Considerations. It is our policy generally to qualify compensation paid to executive officers for deductibility under section 162(m) of the Code. Section 162(m) generally prohibits deducting the compensation of executive officers that exceeds $1,000,000 unless that compensation is based on the satisfaction of objective performance goals. Our long-term incentive plans (the 1995 Long-Term Stock Incentive Plan, the 1999 Long-Term Stock Incentive Plan, as amended, the 1995 Stock Option Plan for Non-Employee Directors, the 2006 Stock Incentive Plan for Non-Employee Directors, and the 2010 Long-Term Incentive Plan) and the Systemax Executive Incentive Plan are structured to permit awards under such plans to qualify as performance-based compensation and to maximize the tax deductibility of such awards. However, we reserve the discretion to pay compensation to our executive officers that may not be deductible.

Role of the Compensation Committee and CEO in Compensation Decisions

The Compensation Committee's responsibility is to review and approve corporate goals relevant to the compensation of the Chief Executive Officer and, after an evaluation of the Chief Executive Officer's performance in light of such goals, to set the compensation of the Chief Executive Officer. The Compensation Committee also approves, upon the recommendation of the Chief Executive Officer (following consultation with the two Vice Chairmen, the Chief Financial Officer, the Chief Executives of the North American and European Technology Products Groups and the President of the subsidiaries comprising the Global Industrial business), (a) the annual compensation of the other executive officers of the Company, (b) the annual compensation of certain subsidiary managers, and (c) all individual stock incentive grants to other executive officers. The Compensation Committee is also responsible for reviewing and making periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company, including the Company's stock-incentive based compensation plans. The Compensation Committee has the authority to retain third party compensation consultants to provide assistance with respect to compensation strategies, market practices, market research data and the Company's compensation goals. The Compensation Committee did not retain any such consultant in 2010, 2011 or 2012.

"Say on Pay" Advisory Vote on Executive Compensation

We provided stockholders a "say on pay" advisory vote on executive compensation at our 2011 annual meeting of stockholders on June 10, 2011, as required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). Our 2011 "say on pay" proposal to approve the compensation of the Company's NEOs, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting, received 87% approval from stockholders. We take this strong stockholder support as an assurance that our executive pay program and practices are reasonable and well-aligned with stockholder expectations. The Compensation Committee and management considered the results of that vote, and given the high approval level, our executive compensation program for fiscal 2013 will be consistent with our 2011 program. Further, and in response to our stockholders vote on the frequency of say on pay advisory votes, we will hold an advisory vote on executive compensation every three years. The next such vote will be held at the 2014 annual meeting. We are committed to being responsive to stockholder feedback, and the results of our say on pay votes help inform the Committee's discussions about the executive pay program.

2010 Long-Term Incentive Plan

In 2010, the Board of Directors approved, and the stockholders of the Company approved at the 2010 Annual Meeting, the 2010 Long-Term Incentive Plan in order to promote the interests of the Company and its stockholders by (i) attracting and retaining exceptional executive personnel and other key employees, including consultants and advisors to the Company and its affiliates; (ii) motivating such employees, consultants and advisors by means of performance-related incentives to achieve longer-range performance goals; and (iii) enabling such employees, consultants and advisors to participate in the long-term growth and financial success of the Company.

The 2010 Long-Term Incentive Plan provides for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards (which may be in the form of cash) or other stock-based awards. Any of the foregoing is referred to as an "Award." Subject to adjustment in the case of certain corporate changes, Awards may be granted under the 2010 Long-Term Incentive Plan with respect to an aggregate of 7,500,000 shares of the Company's Common Stock. During a calendar year, Awards may be granted to any individual with respect to a maximum of 1,500,000 shares (or $10,000,000 in the case of cash performance awards).

Any employee of the Company or of any affiliate and any individual providing consulting or advisory services to the Company or an affiliate, is eligible to receive an award under the 2010 Long-Term Incentive Plan. The Compensation Committee administers the Plan and determines, in its sole discretion, the terms and conditions of any Award. The Compensation Committee or the Board of Directors may delegate to one or more officers or managers of the Company the authority to designate the individuals who will receive Awards under the Plan provided that the Compensation Committee shall itself grant all Awards to those individuals who could reasonably be considered to be subject to the insider trading provisions of Section 16 of the 1934 Act or whose Awards could reasonably be expected to be subject to the deduction limitations of Section 162(m) of the Code.

The Compensation Committee determines the persons who will receive Awards, the type of Awards granted, and the number of shares subject to each Award. The Compensation Committee also determines the prices, expiration dates, vesting schedules, forfeiture provisions and other material features of Awards. The Compensation Committee has the authority to interpret and construe any provision of the Plan and to adopt such rules and regulations for administering the Plan as it deems necessary or appropriate. All decisions and determinations of the Compensation Committee are final, binding and conclusive on all parties.

The 2010 Long-Term Incentive Plan provides that granting or vesting of restricted stock, restricted stock units and performance awards may be conditioned on the achievement of specified performance goals. These goals must be established by the Compensation Committee within 90 days of the beginning of the year (or other period to which the performance goals relate) or, if shorter, within the first 25% of the performance period.

The performance goals may be based on one or more of: share price, revenues, earnings (including but not limited to EBITDA), earnings per share, return on equity, expenses, and objective strategic and governance business goals. Each such performance goal may (1) be expressed with respect to the Company as a whole or with respect to one or more divisions or business units, (2) be expressed on a pre-tax or after-tax basis, (3) be expressed on an absolute and/or relative basis, (4) employ comparisons with past performance of the Company (including one or more divisions) and/or (5) employ comparisons with the current or past performance of other companies, and in the case of earnings-based measures, may employ comparisons to capital, stockholders' equity and shares outstanding.

To the extent applicable, the measures used in performance goals set under the 2010 Long-Term Incentive Plan are determined in a manner consistent with the methods used in the Company's Forms 10-K and 10-Q, except that adjustments will be made for certain items, including special, unusual or non-recurring items, acquisitions and dispositions and changes in accounting principles.

2013 NEO Cash Bonus Plan

In March 2013, pursuant to the 2010 Long-Term Incentive Plan previously adopted by the Board of Directors and by the stockholders at the 2010 Annual Meeting, our Compensation Committee, with input from our Chief Executive Officer, established our 2013 NEO Cash Bonus Plan ("2013 Bonus Plan") providing for target cash bonuses for the NEOs based on the achievement of certain financial and non-financial performance-based criteria in 2013. The 2013 Bonus Plan implements for 2013 the 2010 Long-Term Incentive Plan and pertains specifically to the payment of non-equity incentive compensation to NEOs for 2013. The following discussion applies to 100% of the 2012 total non-equity incentive compensation for each of Mr. Richard Leeds, Mr. Bruce Leeds, Mr. Robert Leeds and Mr. Reinhold, and to the 25% portion of Mr. Dooley's 2013 total non-equity incentive compensation that is based on the 2013 Bonus Plan. (Mr. Dooley is anticipated to be a Named Executive Officer for 2013).

For 2013, such financial and non-financial goals, the percentage of the executive's entire cash bonus tied to such goals and the weighting of each component under such goal, are as follows:

- Financial Goals (80% of total cash bonus target)

- Adjusted Operating Income Growth (60%): the Compensation Committee believes this is the most important individual component and aligns the interests of our executives with those of our stockholders, in addition to building long-term value. Adjusted Operating Income is defined as operating income adjusted for unusual or nonrecurring items as determined by our Compensation Committee.

- Sales Growth (20%): the Compensation Committee believes top line sales growth is key to our Company achieving the scale necessary to remain competitive with larger companies. Sales are defined as sales revenue net of returns on a constant currency basis.

- Non-Financial Goals for 2013 (20% of total cash bonus target)

  - Strategic Accomplishments (seven specific goals weighted at an aggregated 80% of the total non-financial goal): These goals relate to various strategic initiatives including enhancing both the North American and European Technology Product Group's information technology systems, reducing our costs in Europe, including implementing our shared services center in Hungary, expanding the Industrial business through foreign sales initiatives and the commercial launch of a new online revenue channel for the Industrial business and the implementation of website enhancements and retail strategy initiatives to enhance North American Technology sales. The Compensation Committee believes these initiatives will enhance the Company's operational infrastructure and efficiency.

  - Corporate Governance Goals for 2013 (three specific goals weighted at 20% of the total non-financial goal): These goals relate to continuing improvements in our internal control processes, ethics compliance procedures and safety protocols that the Compensation Committee believes will generally benefit stockholders.

Achievement of each of the target financial goals generates a variable target bonus payment (base case); reduced bonuses are payable on a pro rata basis for each financial goal component. The bonus for the sales target financial component is payable starting at achievement of in excess of 80% of the sales target financial goal component amount up to 140% of the sales target financial goal component amount. Each 1% variance in actual achievement from the 100% level generates a 5% variance in the target bonus amount. No bonus is payable in respect of this component if achievement is 80% or less of the sales target while increased bonuses (up to 300% of the target bonus amount) are payable on a pro rata basis for over achievement of the sales target financial goal component. The adjusted operating income financial goal component is payable at a level of 100% if the target is achieved. Each $1 million variance in actual achievement below the 100% level will generate a 5% negative variance in the target bonus amount. Each $750 thousand variance in actual achievement above the 100% level will generate a 5% positive variance in the target bonus amount up to 300% of the target bonus for this target financial component. The non-financial goals are measured based on whether or not the goal is either accomplished or not accomplished during the fiscal year.

Under the 2013 Bonus Plan, the Compensation Committee set the following cash bonus target amounts for each of Mr. Richard Leeds, Mr. Bruce Leeds, Mr. Robert Leeds and Mr. Reinhold, assuming achievement of the 2013 Cash Bonus Plan financial and non-financial goals at 100% base case target levels, and in the case of Mr. Dooley (anticipated to be a Named Executive Officer for 2013) achievement of such 2013 Bonus Plan goals at 100% base case target levels (25% of the bonus) as well as achievement of the financial and non-financial goals of the Industrial Products Group at 100% base case target levels (75% of the bonus), as discussed above:

Richard Leeds	$1,100,000
Bruce Leeds	$ 750,000
Robert Leeds	$ 750,000
Lawrence Reinhold	$ 825,000
Robert Dooley	$ 414,000

The Compensation Committee believes these bonus levels are appropriate for each of our named executive officers; these bonus levels are the same as those that were set for the named executive officers in 2012 (other than for Mr. Dooley). The 2013 salary increases reflect the Compensation Committee's view that such increases are appropriate in light of 2013 NEO bonuses being set at the same level as 2012.

The 2013 Bonus Plan imposes a cap on the total bonus that could be payable to any executive at 260% of the target base case bonus. The Compensation Committee has the discretion to adjust financial targets based on such events as acquisitions or other one-time charges or gains, or other unforeseen circumstances that can skew normal operating results. Targets and bonuses are also subject to adjustment to prevent unreasonable results in the strict application of these formulas. Executives must generally be employed with the Company at the time the bonuses are paid out to receive the bonus.

In addition, the Board can demand repayment to the Company of any cash bonuses paid in the event that (i) the executive's misconduct caused the Company to restate its reported financial results; (ii) the reported results created a bonus that would not have been paid based on the restated results, or (ii) the executive engages in serious ethical misconduct.

2012 NEO Cash Bonus Plan

In March 2012, pursuant to the 2010 Long-Term Incentive Plan previously adopted by the Board of Directors and by the stockholders at the 2010 Annual Meeting, our Compensation Committee, with input from our Chief Executive Officer, established our 2012 NEO Cash Bonus Plan ("2012 Bonus Plan") providing for target cash bonuses for the NEOs based on the achievement of certain financial and non-financial performance-based criteria in 2012. The 2012 Bonus Plan implemented for 2012 the 2010 Long-Term Incentive Plan and pertains specifically to the payment of non-equity incentive compensation to NEOs for 2012. The following discussion applies to 100% of the 2012 total non-equity incentive compensation for each of Mr. Richard Leeds, Mr. Bruce Leeds, Mr. Robert Leeds and Mr. Reinhold, and to the 25% portion of Mr. Sprosty's 2012 total non-equity incentive compensation that is based on the 2012 NEO Cash Bonus Plan, as discussed below.

For 2012, such financial and non-financial goals, the percentage of the executive's entire cash bonus tied to such goals and the weighting of each component under such goal, were as follows:

- Financial Goals (80% of total cash bonus target)
  - Adjusted Operating Income Growth (60%): the Compensation Committee believes this is the most important individual component and aligns the interests of our executives with those of our stockholders, in addition to building long-term value. Adjusted Operating Income is defined as operating income adjusted for unusual or nonrecurring items as determined by our Compensation Committee.
  - Sales Growth (20%): the Compensation Committee believes top line sales growth is key to our Company achieving the scale necessary to remain competitive with larger companies. Sales are defined as sales revenue net of returns on a constant currency basis.
- Non-Financial Goals for 2012 (20% of total cash bonus target)
  - Strategic Accomplishments (eight specific goals weighted at an aggregated 80% of the total non-financial goal): These goals relate to various strategic initiatives including enhancing both the North American and European Technology Product Group's information technology systems, reducing our costs in Europe, expanding the Industrial business's distribution capacity through the operation of our new distribution center, the development of a new online revenue channel for the Industrial business and the creation and implementation of a long-term incentive compensation program for the Company's senior management . The Compensation Committee believes these initiatives will enhance the Company's operational infrastructure and efficiency.
  - Corporate Governance Goals for 2012 (three specific goals weighted at 20% of the total non-financial goal): These goals relate to continuing improvements in our internal control processes, ethics compliance procedures and safety protocols that the Compensation Committee believes will generally benefit stockholders.

Achievement of each of the target financial goals generates a variable target bonus payment (base case); reduced bonuses are payable on a pro rata basis for each financial goal component, starting at achievement of in excess of 80% of the target financial goal component amount up to 140% of the target financial goal component amount. Each 1% variance in actual achievement from the 100% level generates a 5% variance in the target bonus amount for that component, and no bonus is payable in respect of these components if achievement is 80% or less of the target financial component goal amount. Increased bonuses (up to 300% of the target bonus amount for each component) are payable on a pro rata basis for each financial goal component amount achieved. The non-financial goals are measured based on whether or not the goal is either accomplished or not accomplished during the fiscal year.

Under the 2012 Bonus Plan, the Compensation Committee set the following cash bonus target amounts for each of Mr. Richard Leeds, Mr. Bruce Leeds, Mr. Robert Leeds and Mr. Reinhold, assuming achievement of the 2012 NEO Cash Bonus Plan financial and non-financial goals at 100% base case target levels, and in the case of Mr. Sprosty, achievement of such 2012 NEO Cash Bonus Plan goals at 100% base case target levels (25% of the bonus) as well as achievement of the financial and non-financial goals of the North American Technology Products Group at 100% base case target levels (75% of the bonus), as discussed above:

Richard Leeds	$1,100,000
Bruce Leeds	$ 750,000
Robert Leeds	$ 750,000
Lawrence Reinhold	$ 825,000
David Sprosty	$ 700,000

The Compensation Committee believes these bonus levels are appropriate for each of our named executive officers; these bonus levels are the same as those that were set for the named executive officers in 2011. The 2012 salary increases reflect the Compensation Committee's view that such increases are appropriate in light of 2012 NEO bonuses being set at the same level as 2011.

The 2012 Bonus Plan imposed a cap on the total bonus that could be payable to any executive at 260% of the target base case bonus. The Compensation Committee has the discretion to adjust financial targets based on such events as acquisitions or other one-time charges or gains, or other unforeseen circumstances that can skew normal operating results. Targets and bonuses are also subject to adjustment to prevent unreasonable results in the strict application of these formulas. Executives must generally be employed with the Company at the time the bonuses are paid out to receive the bonus.

In addition, the Board can demand repayment to the Company of any cash bonuses paid in the event that (i) the executive's misconduct caused the Company to restate its reported financial results; (ii) the reported results created a bonus that would not have been paid based on the restated results, or (ii) the executive engages in serious ethical misconduct.

2011 NEO Cash Bonus Plan

In March 2011, pursuant to the 2010 Long-Term Incentive Plan previously adopted by the Board of Directors and by the stockholders at the 2010 Annual Meeting, our Compensation Committee, with input from our Chief Executive Officer, established our 2011 NEO Cash Bonus Plan ("2011 Bonus Plan") providing for target cash bonuses for the NEOs based on the achievement of certain financial and non-financial performance-based criteria in 2011. The 2011 Bonus Plan implemented for 2011 the 2010 Long-Term Incentive Plan and pertains specifically to the payment of non-equity incentive compensation to NEOs for 2011.

For 2011, such financial and non-financial goals, the percentage of the executive's entire cash bonus tied to such goals and the weighting of each component under such goal, were as follows:

- Financial Goals (80% of total cash bonus target)
  - Adjusted Operating Income Growth (60%): the Compensation Committee believes this is the most important individual component and aligns the interests of our executives with those of our stockholders, in addition to building long-term value. Adjusted Operating Income is defined as operating income adjusted for unusual or nonrecurring items as determined by our Compensation Committee.

- Sales Growth (20%): the Compensation Committee believes topline sales growth is key to our Company achieving the scale necessary to remain competitive with larger companies. Sales are defined as sales revenue net of returns on a constant currency basis.

- Non-Financial Goals for 2011 (20% of total cash bonus target)

  - Strategic Accomplishments (seven specific goals weighted at an aggregated 70% of the total non-financial goal): These goals relate to various strategic initiatives relating to enhancing our management and business information systems, and implementing distribution/warehouse system improvements. The Compensation Committee believes these initiatives will enhance the Company's operational infrastructure and efficiency.

  - Corporate Governance Goals for 2011 (three specific goals weighted at 30% of the total non-financial goal): These goals relate to continuing improvements in our internal processes and procedures that the Compensation Committee believes will generally benefit stockholders.

Under the 2011 Bonus Plan, the Compensation Committee set the following cash bonus target amounts for each of the following NEOs, assuming achievement of the 2011 financial and non-financial goals at 100% base case target levels:

Richard Leeds	$1,100,000
Bruce Leeds	$ 750,000
Robert Leeds	$ 750,000
Lawrence Reinhold	$ 825,000

The Compensation Committee believes these bonus levels are appropriate for each of our named executive officers; these bonus levels are the same as those that were set for the named executive officers for 2010, and take into account the 2011 base salary increases. The 2011 salary increases reflect the Compensation Committee's view that such increases were appropriate in light of 2011 NEO bonuses being set at the same level as 2010 and 2010 NEO base salary having been held at the same level as 2009.

David Sprosty, a former named executive officer, joined the Company in October, 2011, and left the Company's employ in March 2013. See "Employment Arrangements with Named Executive Officers" and "Potential Payments Upon Termination or Change of Control."

Under the 2011 Bonus Plan, achievement of each of the target financial goals generates a variable target bonus payment (base case); reduced bonuses are payable on a pro rata basis for each financial goal component, starting at achievement of in excess of 80% of the target financial goal component amount up to 140% of the target financial goal component amount. Each 1% variance in actual achievement from the 100% level generates a 5% variance in the target bonus amount for that component, and no bonus is payable in respect of these components if achievement is 80% or less of the target financial component goal amount. Increased bonuses (up to 300% of the target bonus amount for each component) are payable on a pro rata basis for each financial goal component amount achieved. The non-financial goals are measured based on whether or not the goal is either accomplished or not accomplished during the fiscal year.

The 2011 Bonus Plan imposed a cap on the total bonus that could be payable to any executive at 260% of the target base case bonus. The Compensation Committee had the discretion to adjust financial targets based on such events as acquisitions or other one-time charges or gains, or other unforeseen circumstances that can skew normal operating results. Targets and bonuses are also subject to adjustment to prevent unreasonable results in the strict application of these formulas. Executives must generally be employed with the Company at the time the bonuses are paid out to receive the bonus.

In addition, under the 2011 Bonus Plan, the Board can demand repayment to the Company of any cash bonuses paid in the event that (i) the executive's misconduct caused the Company to restate its reported financial results; (ii) the reported results created a bonus that would not have been paid based on the restated results, or (ii) the executive engages in serious ethical misconduct.

2010 NEO Cash Bonus Plan

In March 2010, pursuant to the 2010 Long-Term Incentive Plan, our Compensation Committee, with input from our Chief Executive Officer, established our 2010 NEO Cash Bonus Plan ("2010 Bonus Plan") providing for target cash bonuses for the NEOs based on the achievement of certain financial and non-financial performance-based criteria in 2010. The 2010 Bonus Plan implemented for 2010 the 2010 Long-Term Incentive Plan and pertains specifically to the payment of non-equity incentive compensation to NEOs for 2010.

For 2010, such financial and non-financial goals, the percentage of the executive's entire cash bonus tied to such goals and the weighting of each component under such goal, were as follows:

- Financial Goals (80% of total cash bonus target)
  - Adjusted Operating Income Growth (50%): the Compensation Committee believes this is the most important individual component and aligns the interests of our executives with those of our stockholders, in addition to building long-term value. Adjusted Operating Income is defined as operating income adjusted for unusual or nonrecurring items as determined by our Compensation Committee.
  - Sales Growth (20%): the Compensation Committee believes top line sales growth is key to our Company remaining competitive with larger companies. Sales are defined as sales revenue net of returns on a constant currency basis.
  - Return on Invested Capital Growth (10%): the Compensation Committee believes this will encourage management to pursue operational efficiencies in establishing strategic goals and planning for growth. Return on Invested Capital is defined as adjusted operating income divided by the sum of (i) the book value of stockholders' equity plus the book value of interest-bearing obligations minus total cash and cash equivalents.
- Non-Financial Goals for 2010 (20% of total cash bonus target)
  - Strategic Accomplishments (six specific goals weighted at an aggregated 80% of the total non-financial goal): These goals relate to various strategic initiatives that the Compensation Committee believes will enhance the Company's operational infrastructure.
  - Corporate Governance Goals for 2010 (two specific goals weighted at 20% of the total non-financial goal): These goals relate to continuing improvements in our internal processes that the Compensation Committee believes will generally benefit stockholders.

Under the 2010 Bonus Plan, the Compensation Committee set the following cash bonus target amounts for each of the following NEOs, assuming achievement of the 2010 financial and non-financial goals at 100% base case target levels:

Richard Leeds	$1,100,000
Bruce Leeds	$ 750,000
Robert Leeds	$ 750,000
Lawrence Reinhold	$ 825,000

Under the 2010 Bonus Plan, achievement of each of the target financial goals generates a variable target bonus payment (base case); reduced bonuses are payable on a pro rata basis for each financial goal component, starting at achievement of in excess of 80% of the target financial goal component amount up to 140% of the target financial goal component amount. Each 1% variance in actual achievement from the 100% level generates a 5% variance in the target bonus amount for that component, and no bonus is payable in respect of these components if achievement is 80% or less of the target financial component goal amount. Increased bonuses (up to 300% of the target bonus amount for each component) are payable on a pro rata basis for each financial goal component amount achieved. The non-financial goals are measured based on whether or not the goal is either accomplished or not accomplished during the fiscal year.

The 2010 Bonus Plan imposed a cap on the total bonus that could be payable to any executive at 260% of the target base case bonus. The Compensation Committee had the discretion to adjust financial targets based on such events as acquisitions or other one-time charges or gains, or other unforeseen circumstances that can skew normal operating results. Targets and bonuses are also subject to adjustment to prevent unreasonable results in the strict application of these formulas. Executives must generally be employed with the Company at the time the bonuses are paid out to receive the bonus.

In addition, under the 2010 Bonus Plan, the Board can demand repayment to the Company of any cash bonuses paid in the event that (i) the executive's misconduct caused the Company to restate its reported financial results; (ii) the reported results created a bonus that would not have been paid based on the restated results, or (ii) the executive engages in serious ethical misconduct.

Compensation of NEOs in 2012

In determining the compensation of the Company's Chief Executive Officer for fiscal year 2012 and approving the compensation of the Company's other NEOs, the Committee considered, among the other factors discussed above, the achievement of the performance based criteria established under the 2012 Bonus Plan.

The Compensation Committee determined that the Company and management had performed adequately, particularly given trends in the general economic environment that had affected the Company's business throughout fiscal 2012, and that management had executed acceptably on strategic business initiatives to position the Company for growth while managing risk. Based on Company and individual performance, the Compensation Committee believes that compensation levels for fiscal year 2012 were consistent with the philosophy and objectives of the Company's compensation programs. The Company met certain of its 2012 corporate governance non-financial goals described above; however, the Compensation Committee exercised discretion under the 2012 Bonus Plan to defer or eliminate certain of the original strategic goals to take account of the difficulties faced by the North American Technology Products Group business in 2012 in order to focus management on other initiatives, resulting in full payout of the portion of the bonus allocated to non-financial goals. Furthermore, the Company did not achieve its 2012 minimum adjusted operating income and/or its target sales growth financial goals. Accordingly, pursuant to the 2012 Bonus Plan formulas, 2012 non-equity incentive plan/bonus compensation for each named executive officer was paid at only 36% of the target level.

The 2012 threshold, target and maximum bonus amounts for each of our named executive officers are found in the "Grants of Plan-Based Awards" table on page 36.

Employment Arrangements of the Named Executive Officers

Richard Leeds

Richard Leeds has no employment agreement and is an "at will" employee. Base salary accounted for 61% and bonus accounted for 39% of Mr. Leeds total cash compensation for 2012. Mr. Leeds salary for 2013 is set at $667,000. See the discussion of our 2011 Bonus Plan and 2012 Bonus Plan regarding Mr. Leeds non-equity incentive awards for 2011 and 2012.

Bruce Leeds

Bruce Leeds has no employment agreement and is an "at will" employee. Base salary accounted for 66% and bonus accounted for 34% of Mr. Leeds total cash compensation for 2012. Mr. Leeds salary for 2013 is set at $543,000. See the discussion of our 2012 Bonus Plan and 2013 Bonus Plan regarding Mr. Leeds non-equity incentive awards for 2012 and 2013.

Robert Leeds

Robert Leeds has no employment agreement and is an "at will" employee. Base salary accounted for 66% and bonus accounted for 34% of Mr. Leeds total cash compensation for 2012. Mr. Leeds salary for 2013 is set at $555,000. See the discussion of our 2012 Bonus Plan and 2013 Bonus Plan regarding Mr. Leeds non-equity incentive awards for 2012 and 2013.

Lawrence Reinhold

The Company entered into an employment agreement with Mr. Reinhold on January 17, 2007. The agreement provides for a minimum base salary of $400,000 (which may be increased at the discretion of the Company) and a bonus (which the agreement states is expected to be at least equal to 50% of the base salary) assuming Mr. Reinhold meets certain performance objectives (including the Company's financial performance objectives) established for him by the Company. He is entitled to receive a car allowance or a Company-leased car.

Mr. Reinhold's bonus for 2012 was determined as described above under the heading 2012 Named Executive Officer Cash Bonus Plan. Mr. Reinhold received a grant of equity compensation in 2011 in the form of stock options. The decision by the Compensation Committee to award Mr. Reinhold stock options was based on Mr. Reinhold's significant accomplishments in 2011 as well as a desire to further align his interests with those of the Company's stockholders. Base salary accounted for 67% and bonus accounted for 33% of Mr. Reinhold's total cash compensation for 2012. In 2010, Mr. Reinhold received a grant of 175,000 restricted stock units under the 2010 Long-Term Incentive Plan. The restricted stock units vest in ten equal annual installments of 17,500 units each, beginning on May 15, 2011. In 2011, Mr. Reinhold received a grant of 100,000 restricted stock units that vest in ten equal installments beginning on November 14, 2012. The Compensation Committee decided to make these equity awards in recognition of Mr. Reinhold's accomplishments in 2010 and 2011 and in order to further align his interests with those of our stockholders. His salary for 2013 is set at $628,000.

Compensation that may become payable following the termination of his employment or a change in control of the company, and other terms of the employment agreement related to such events, are discussed below under "—Potential Payments Upon Termination or Change in Control."

David Sprosty

The Company entered into an employment agreement with Mr. Sprosty on October 3, 2011, whose employment with the Company terminated on March 1, 2013. The agreement provided for a base salary of $700,000 and cash bonuses. Under the employment agreement, Mr. Sprosty was eligible for (i) a target cash bonus of $700,000 during each year of employment (prorated for the first year and based on assumed achievement at target level) assuming Mr. Sprosty met certain performance objectives established for him by the Company; 75% of the bonus was based on performance objectives of the North American Technology Products Group for the applicable year and 25% of the bonus was based on certain Company financial performance objectives under the Company's Named Executive Officer Cash Bonus Plan for the applicable year; and (ii) a special one-time cash bonus of $2,000,000 upon the North American Technology Products Group's achievement of profitability targets, as determined pursuant to the agreement, for two consecutive full fiscal years, with the first year being no later than December 31, 2014. Of the 75% portion of Mr. Sprosty's bonus that was based on performance objectives of the North American Technology Products Group, 60% (45% of the total bonus) was based on achieving financial goals for increasing operating income and sales, and 40% (30% of the total bonus) was based on non-financial goals involving implementing various information technology enhancements and retail store improvements. Achievement of the target financial goals set for Mr. Sprosty generated a variable target bonus payment (base case); a reduced bonus was payable for the financial goal component, starting at achievement of in excess of 70% of the target financial goal component amount up to 150% of the target financial goal component amount. No bonus was payable in respect of these components if achievement was 70% or less of the target financial component goal amount. An increased bonus (up to 200% of the target bonus amount for each component) was payable for each financial goal component amount achieved. The non-financial goals were measured based on whether or not the goal was either accomplished or not accomplished during the fiscal year.

In 2012 Mr. Sprosty received a one-time cash relocation bonus of $300,000 upon his relocation to Miami, Florida, plus $250,000 of additional reimbursements for his relocation to Miami. Mr. Sprosty has also been granted an option to purchase 100,000 shares of common stock pursuant to the Company's Long-Term Stock Incentive Plan (vesting over a period of four years with 25% of the options vesting on the first, second, third and fourth anniversary dates of the grant date; only the first installment vested prior to his termination), and a grant of 100,000 restricted stock units of the Company's common stock in accordance with the Company's 2010 Long-Term Incentive Plan (vesting over ten years in equal installments on each of the first ten anniversaries of the grant date; as of the date of Mr. Sprosty's termination, Mr. Sprosty became immediately vested in all non-vested restricted stock units and became immediately entitled to a distribution of that number of shares of common stock of the Company that was represented by those vested restricted stock units). He was also entitled to receive a car allowance or a Company-leased car.

Base salary accounted for 85% and bonus accounted for 15% of Mr. Sprosty's total cash compensation for 2012. Mr. Sprosty was not employed by the Company in 2010.

Compensation became payable to Mr. Sprosty following the termination of his employment in March 2013, as described below under "—Potential Payments Upon Termination or Change in Control."

Compensation Committee Report to Stockholders*

The Compensation Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which appears in this proxy statement, with our management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement on Schedule 14A.

COMPENSATION COMMITTEE
Robert D. Rosenthal (Chairman)
Stacy S. Dick
Marie Adler-Kravecas

* The information contained in this Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

Compensation Committee Interlocks and Insider Participation

The members of the Company's Compensation Committee for fiscal year 2012 were Marie Adler-Kravecas, Robert D. Rosenthal and Stacy S. Dick. The Company does not employ any member of the Compensation Committee and no member of the Compensation Committee has ever served as an officer of the Company. In addition, none of our directors serving on the Compensation Committee has any relationship that requires disclosure under SEC regulations.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by the Chief Executive Officer ("CEO", our principal executive officer), Chief Financial Officer ("CFO", our principal financial officer), and the three most highly compensated executive officers other than the CEO and CFO (collectively the "Named Executive Officers") for fiscal years 2010, 2011 and 2012:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)	Total ($)
Richard Leeds	2012	648,000				396,000	21,477(3)	1,065,477
Chairman and	2011	609,000				781,000	18,958	1,408,958
Chief Executive Officer	2010	567,000				462,000	23,704	1,052,704
Bruce Leeds	2012	526,000				270,000	21,600(3)	817,600
Vice Chairman	2011	499,000				533,000	21,600	1,053,600
	2010	470,000				315,000	20,349	798,291
Robert Leeds	2012	538,000				270,000	21,600(3)	829,600
Vice Chairman and	2011	506,000				533,000	21,600	1,060,600
Chief Executive- North American Technology Products Group	2010	470,000				315,000	19,064	797,006
Lawrence	2012	608, 000				297,000	82,850(4)	987,850
Reinhold	2011	500,000		1,430,000	489,025	586,000	29,709	3,031,996
Executive Vice President and Chief Financial Officer	2010	471,912		2,168,250		346,500	23,776	3,010,438
David Sprosty	2012	718,000				124,000	47,850(4)	889,850
Former Chief Executive – North American Technology Products Group(5)	2011	145,385(6)		1,164,000	1,018,210	175,000	5,953	2,517,522

(1) This column represents the fair value of the stock option on the grant date determined in accordance with the provisions of ASC 718. As per SEC rules relating to executive compensation disclosure, the amounts shown exclude the impact of forfeitures related to service based vesting conditions. These amounts were calculated using the Black-Scholes option-pricing model. For additional information regarding assumptions made in calculating the amount reflected in this column, please refer to Note 9 to our audited consolidated financial statements, included in our Annual Report on Form 10-K for fiscal year 2012.

(2) The 2010 figures in this column represent the amount earned in fiscal year 2010 (although paid in fiscal year 2011) pursuant to the 2010 Bonus Plan, the 2011 figures in this column represent the amount earned in fiscal year 2011 (although paid in fiscal year 2012) pursuant to the 2011 Bonus Plan and the 2012 figures in this column represent the amount earned in fiscal year 2012 (although paid in fiscal year 2013) pursuant to the 2012 Bonus Plan. For more information, see the Grants of Plan-Based Awards table below. Because these payments were based on predetermined performance metrics, these amounts are reported in the Non-Equity Incentive Plan column.

(3) Auto-related expenses.

(4) Includes auto-related expenses, Company 401(k) contributions and dividend equivalent payments on restricted stock awards.

(5) Mr. Sprosty's employment commenced in October 2011 and terminated on March 1, 2013. See "Employment Arrangements of the Named Executive Officers – David Sprosty" and "Potential Payments Upon Termination or Change in Control."

(6) The amount presented for 2011 is Mr. Sprosty's $700,000 base salary pro-rated for 2011.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth the estimated possible payouts under the cash incentive awards granted to our named executive officers in respect of 2012 performance.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock Award ($/Sh)
		Threshold ($)	Target ($)	Maximum ($)	-	-	-	-
Richard Leeds		264,000	1,100,000	2,860,000	-	-	-	-
Bruce Leeds		180,000	750,000	1,950,000	-	-	-	-
Robert Leeds		180,000	750,000	1,950,000	-	-	-	-
Lawrence Reinhold		198,000	825,000	2,145,000	-	-	-	-
David Sprosty(2)		168,000	700,000	1,295,000	-	-	-	-

(1) Amounts presented assume payment of threshold, target and maximum awards at the applicable level.

(2) Mr. Sprosty's employment with the Company terminated on March 1, 2013.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2012

The following table sets forth information regarding stock option and restricted stock awards previously granted which were outstanding at the end of fiscal year 2012.

The market value of the stock award is based on the closing price of one share of our common stock as of December 31, 2012, which was $9.65.

	Option Awards				Stock Awards	
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)
Lawrence Reinhold	100,000	-	$20.15	1/17/17	-	-
	50,000		$11.51	3/13/18	-	-
	75,000	25,000(1)	$13.19	5/18/19	140,000(2)	$1,351,000
	12,500	37,500(1)	$14.30	11/14/21	90,000 (3)	$868,500
David Sprosty	25,000	75,000(4)	$11.64	10/3/21	90,000(5)	$868,500

(1) Options vest 25% per year over four years from date of grant.

(2) Restricted stock units vest in ten equal annual installments of 17,500 beginning May 5, 2011.

(3) Restricted stock units vest in ten equal annual installments of 10,000 beginning November 14, 2012.

(4) Options vest 25% per year over four years from date of grant. Mr. Sprosty's employment terminated on March 1, 2013, with the first installment being vested and the remainder being forfeited.

(5) Restricted stock units vest in ten equal annual installments of 10,000 commencing on October 3, 2012. Mr. Sprosty's employment terminated on March 1, 2013, and vesting of all restricted stock units accelerated on such date.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding exercise of options to purchase shares of the Company's common stock and vesting of restricted stock units by the named executive officers that exercised options or whose restricted stock units vested during fiscal year 2012:

	Option Awards		Restricted Stock Units Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (1) (e)
Lawrence Reinhold	-	-	17,500(2)	$232,050
			10,000(3)	$105,500
David Sprosty			10,000(4)	$119,900

(1) The amount in this column reflects the aggregate dollar amount realized upon the vesting of the restricted stock unit, determined by the market value of the underlying shares of common stock on the vesting date.

(2) Pursuant to a grant of restricted stock units on August 25, 2010, the restricted stock units vest in ten equal annual installments of 17,500 units each, beginning on May 15, 2011.

(3) Pursuant to a grant of restricted stock units on November 14, 2011, the restricted stock units vest in ten equal annual installments of 10,000 units each, beginning on November 14, 2012.

(4) Pursuant to a grant of restricted stock units on October 3, 2011, the restricted stock units vest in ten equal annual installments of 10,000 units each, beginning on October 3, 2012. Mr. Sprosty's employment terminated on March 1, 2013, and vesting of all restricted stock units accelerated on such date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Lawrence Reinhold

Mr. Reinhold's employment agreement is terminable upon death or total disability, by the Company for "cause" (as defined) or without cause, or by Mr. Reinhold voluntarily for any reason or for "good reason" (as defined). In the event of termination for death, disability, cause or voluntary termination by Mr. Reinhold, the Company will owe no further payments other than accrued but unpaid base salary as applicable under disability or medical plans and any accrued but unused vacation time (up to four weeks). In the event of termination for disability or death, Mr. Reinhold would also receive the pro rata portion of any bonus which would otherwise be paid based on the average annual bonus received for the prior two years. If Mr. Reinhold resigns for good reason or if the Company terminates him for any reason other than disability, death or cause, he shall also receive in addition to the payments paid for other terminations, severance payments equal to 12 months' base salary (or 24 months' base salary if termination is within 60 days prior to or one year following a "change of control," as defined), one year's bonus based on his average annual bonus for the prior two years and a reimbursement of costs for COBRA insurance coverage. A "Change in Control" means: (i) approval by the stockholders of the Company of (I) a reorganization, merger, consolidation or other form of corporate transaction or series of transactions, in each case, with respect to which the Majority Stockholders (as defined) cease to own, directly or indirectly, in the aggregate at least forty percent (40%) of the then outstanding shares of the Parent's common stock or the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company's then outstanding voting securities, in substantially the same proportions as their ownership immediately prior to such reorganization, merger, consolidation or other transaction, or (II) the sale of all or substantially all of the assets of the Company; (ii) the acquisition by any person, entity or "group", within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act, of beneficial ownership within the meaning of Rule 13-d promulgated under the Securities Exchange Act which would result in the Majority Stockholders ceasing to own, directly or indirectly, in the aggregate, at least forty percent (40%) of the then outstanding shares of the Company's common stock; or (iii) the approval by the stockholders of the Company of the complete liquidation or dissolution of the Company.

If Mr. Reinhold is terminated for cause, any unvested portion of his restricted stock units will terminate and be forfeited. In the event of a change in control, Mr. Reinhold will become immediately vested in all of the restricted stock units held by him as of the date of the change in control. If Mr. Reinhold's employment is terminated without cause or for good reason, he will become immediately vested in all non-vested units and will become immediately entitled to a distribution of that number of shares of common stock of the Company that are represented by those vested restricted stock units. If Mr. Reinhold's employment is terminated due to disability or death, his estate or designated beneficiary(ies), whichever is applicable, will become immediately vested in 50% of the non-vested restricted stock units.

Pursuant to the Company's standard option agreements, in the event Mr. Reinhold's employment is terminated for any reason other than death, disability or cause, the vested portions of his options will be exercisable for up to three months, and the unvested portion will be forfeited. In the event of death or disability, the vested portion of his option will be exercisable for up to one year, and the unvested portion will be forfeited. In the event of termination for cause, all unexercised options (vested and unvested) will be forfeited.

David Sprosty

Mr. Sprosty's employment agreement is terminable upon "death" or "total disability" (as defined), by the Company for "cause" or "without cause" (as defined), or by Mr. Sprosty voluntarily for any reason or for "good reason" (as defined). As a result of the termination of Mr. Sprosty's employment in March 2013 "without cause", as of the date of termination, the Company became obligated to pay Mr. Sprosty all accrued but unpaid base salary to the date of termination, and any accrued but unused vacation time (up to four weeks) and severance payments (contingent upon and as express consideration for compliance with his non-compete, non-solicitation and other confidentiality obligations) equal to (a) twelve (12) months' base salary; (b) an amount equal to the annual target amount of the annual bonus; and (c) a reimbursement of costs for COBRA insurance coverage.

As a result of the termination of Mr. Sprosty's employment in March 2013 "without cause", as of the date of termination, Mr. Sprosty became immediately vested in all non-vested restricted stock units and became immediately entitled to a distribution of that number of shares of common stock of the Company that was represented by those vested restricted stock units.

As a result of the termination of Mr. Sprosty's employment in March 2013 "without cause" he may exercise (to the extent exercisable) his vested options in whole or in part at any time within three months after the date of termination. All unvested options at the time of such termination were forfeited.

Termination of Employment Without Change In Control

The table below sets forth the severance payments that would have been made had the employment of Mr. Reinhold or Mr. Sprosty been terminated by the Company without cause or by them for "good reason" in a situation not involving a change in control, based on a hypothetical termination date of December 31, 2012, the last day of the Company's fiscal year 2012, and using the closing price of our common stock on December 31, 2012. These amounts are estimates and the actual amounts to be paid can only be determined at the time of the termination of the officer's employment.

Name	Cash Compensation (Salary and Bonus) ($)	Value of Accelerated Vesting of Stock Awards ($)	Medical and Other Benefits ($)	Total ($)
Lawrence Reinhold	1,049,500 (1)	2,219,500 (2)	20,091(6)	3,289,091
David Sprosty(3)	1,418,000 (4)	868,500 (5)	30,966 (6)	2,317,466

(1) Represents one year's salary of $608,000 and an average yearly cash bonus of $441,500 paid to Mr. Reinhold for fiscal years 2011 and 2012. Mr. Reinhold would also receive the bonus amount in the event of his death or disability.

(2) Represents accelerated vesting of 230,000 unvested restricted stock units granted to Mr. Reinhold if terminated without cause or for good reason. In the event of Mr. Reinhold's death or disability, 115,000 restricted stock units (50% of the unvested restricted stock units at December 31, 2012) would vest, having a value of $1,109,750, based on a termination date of December 31, 2012 and using a closing price of our stock on December 31, 2012.

(3) Mr. Sprosty's employment commenced in October 2011 and terminated on March 1, 2013.

(4) Represents one year's salary of $718,000 and a target cash bonus amount of $700,000 (as Mr. Sprosty was employed for less than two years).

(5) Represents accelerated vesting of 90,000 unvested restricted stock units granted to Mr. Sprosty if he is terminated without cause or resigns for good reason. In the event of Mr. Sprosty's death or disability, 45,000 restricted stock units (50% of the unvested restricted stock units at December 31, 2012) would vest, having a value of $435,600, based on a termination date of December 31, 2012 and using a closing price of our stock on December 31, 2012.

(6) Represents reimbursement of medical and dental insurance payments under COBRA for one year.

Change In Control Payments

The table below sets forth the change in control payments that would have been made based on a hypothetical change of control date of December 31, 2012, the last day of the Company's fiscal year 2012, and using the closing price of our common stock on December 31, 2012. These amounts are estimates and the actual amounts to be paid can only be determined at the time of the change of control.

Name	Cash Compensation (Salary and Bonus) ($)	Value of Accelerated Vesting of Stock Awards ($)	Medical and Other Benefits ($)	Total ($)
Lawrence Reinhold	1,657,500 (1)(2)	2,219,500 (4)	30,136 (8)	3,907,136
David Sprosty(3)	1,418,000 (5)(6)	868,500 (7)	46,450 (8)	2,332,950

(1) Represents two years' salary of $608,000 per year and an average yearly cash bonus of $441,500 paid to Mr. Reinhold for the fiscal years 2011 and 2012.

(2) Payments are to Mr. Reinhold only if he is terminated without "cause" or resigns for "good reason" within 60 days prior to, or one year following, a Change of Control.

(3) Mr. Sprosty's employment commenced in October 2011 and terminated on March 1, 2013.

(4) Represents accelerated vesting of 230,000 unvested restricted stock units.

(5) Represents one year's salary of $718,000 and a target cash bonus amount of $700,000 (as Mr. Sprosty was employed for less than two years).

(6) Payments are to Mr. Sprosty only if terminated without "cause" or resigns for "good reason" within six months following a Change of Control.

(7) Represents accelerated vesting of 90,000 unvested restricted stock units and accelerated vesting of 75,000 unvested stock options.

(8) Represents reimbursement of medical and dental insurance payments under COBRA for 18 months.

DIRECTOR COMPENSATION

The Company's policy is not to pay compensation to Directors who are also employees of the Company or its subsidiaries. Each non-employee Director receives annual compensation as follows: $65,000 per year as base compensation, $10,000 per year for each committee chair, except for the Audit Committee Chair who receives $20,000, and a grant each year of shares of Company stock (restricted for sale for two years) in an amount equal to $40,000 divided by the fair market value of such stock on the date of grant. The Lead Independent Director, currently Robert D. Rosenthal, also receives an additional $20,000 per year. The restricted stock grants are made pursuant to the Company's 2006 Stock Incentive Plan for Non-Employee Directors, which was approved by the Company's stockholders at the 2006 Annual Stockholders' Meeting. Directors are reimbursed for reasonable travel and out-of-pocket expenses incurred for attending Board and Committee meetings and are covered by our travel accident insurance policy for such travel.

Director Compensation For Fiscal Year 2012

The following table sets forth compensation information regarding payments in 2012 to our non-employee Directors:

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (1) (c)	Total ($) (h)
Robert D. Rosenthal	105,000	40,000	145,000
Stacy S. Dick	98,350	40,000	138,500
Marie Adler-Kravecas	65,000	40,000	105,000

(1) This column represents the fair value of the stock award on the grant date determined in accordance with the provisions of ASC 718. As per SEC rules relating to executive compensation disclosure, the amounts shown exclude the impact of forfeitures related to service based vesting conditions. For additional information regarding assumptions made in calculating the amount reflected in this column, please refer to Note 9 to our audited consolidated financial statements, included in our Annual Report on Form 10-K for fiscal year 2012.

The following table presents the aggregate number of outstanding stock awards and stock option awards held by each of our non-employee Directors at the end of fiscal year 2012:

Name :	Stock Awards	Option Awards
Marie Adler-Kravecas	8,035	5,000
Robert D. Rosenthal	12,263	9,000
Stacy S. Dick	12,263	9,000

PROPOSAL NO. 2
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Action is to be taken at the Annual Meeting to ratify the selection of Ernst & Young LLP as independent registered public accountants for the Company for fiscal year 2013.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and to be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

Principal Accounting Fees and Services

The following are the fees billed by Ernst & Young LLP for services rendered during fiscal years 2011 and 2012:

Audit and Audit-related Fees

Ernst & Young billed the Company $1,605,238 for professional services rendered for the audit of the Company's annual consolidated financial statements for fiscal year 2012 and its reviews of the interim financial statements included in the Company's Forms 10-Q for that fiscal year and $1,771,069 for such services rendered for fiscal year 2011.

In accordance with the SEC's definitions and rules, "audit fees" are fees that were billed to the Company by Ernst & Young for the audit of the Company's annual financial statements, to be included in the Form 10-K, and review of financial statements included in the Form 10-Qs; for the audit of the Company's internal control over financial reporting with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; for the attestation of management's report on the effectiveness of internal control over financial reporting; and for services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements. "Audit-related fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements and internal control over financial reporting, including services in connection with assisting the company in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations.

Tax Fees

Tax fees included services for international tax compliance, planning and advice. Ernst & Young LLP billed the Company for professional services rendered for tax compliance, planning and advice in 2011 and 2012 an aggregate of $0 and $0, respectively.

All Other Fees

Other fees (i.e., those that are not audit fees, audit related fees, or tax fees) of $2,167 and $2,665 were billed by Ernst & Young LLP for fiscal years 2011 and 2012.

The Audit Committee is responsible for approving every engagement of the Company's independent registered public accountants to perform audit or non-audit services on behalf of the Company or any of its subsidiaries before such accountants can be engaged to provide those services. The Audit Committee does not delegate its pre-approval authority. The Audit Committee has reviewed the services provided to the Company by Ernst & Young LLP and believes that the non-audit/review services it has provided are compatible with maintaining the auditor's independence.

Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accountants is not required by the Company's By-Laws or other applicable legal requirement. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to continue to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of different independent registered public accountants at any time during the year or thereafter if it determines that such a change would be in the best interests of the Company and its stockholders.

Vote Required for Approval

Ratification of the selection of Ernst & Young LLP as the Company's independent registered public accountants will require the affirmative vote of the holders of a majority of the Shares present in person or by proxy and entitled to vote on the issue. There are no rights of appraisal or dissenter's rights as a result of a vote on this issue.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL 2013, WHICH IS DESIGNATED AS PROPOSAL NO. 2.

ADDITIONAL MATTERS

Solicitation of Proxies

We are using the Securities and Exchange Commission, or SEC, Notice and Access rule that allows us to furnish our proxy materials over the internet to our stockholders instead of mailing paper copies of those materials to each stockholder. As a result, beginning on or about April 30, 2013, we sent to most of our stockholders by mail a notice containing instructions on how to access our proxy materials over the internet and vote online. This notice is not a proxy card and cannot be used to vote your shares. If you received only a notice this year, you will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the notice or on the website referred to in the notice.

The proxy statement and annual report on Form 10-K for fiscal year 2012 are available at www.proxyvote.com.

The cost of soliciting proxies for the Annual Meeting will be borne by the Company. In addition to solicitation by mail and over the internet, solicitations may also be made by personal interview, fax and telephone. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals, and the Company will reimburse them for expenses in so doing. Consistent with the Company's confidential voting procedure, Directors, officers and other regular employees of the Company, as yet undesignated, may also request the return of proxies by telephone or fax, or in person.

Stockholder Proposals

Stockholder proposals intended to be presented at the Annual Meeting, including proposals for the nomination of Directors, must be received by December 31, 2013, to be considered for the 2014 annual meeting pursuant to Rule 14a-8 under the Exchange Act. Stockholders proposals should be mailed to Systemax Inc., Attention: Investor Relations, 11 Harbor Park Drive, Port Washington, NY 11050.

Other Matters

The Board does not know of any matter other than those described in this proxy statement that will be presented for action at the meeting. If other matters properly come before the meeting, the persons named as proxies intend to vote the Shares they represent in accordance with their judgment.

A COPY OF THE COMPANY'S FORM 10-K FOR FISCAL YEAR 2012 IS INCLUDED AS PART OF THE COMPANY'S ANNUAL REPORT ALONG WITH THIS PROXY STATEMENT, WHICH ARE AVAILABLE AT www.proxyvote.com.

Available Information

The Company maintains an internet web site at *www.systemax.com*. The Company files reports with the Securities and Exchange Commission and makes available free of charge on or through this web site its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC's web site (www.sec.gov). The information on the

Company's web site or any report the Company files with, or furnishes to, the SEC is not part of this proxy statement.

The Board has adopted the following corporate governance documents (the "Corporate Governance Documents"):

- Corporate Ethics Policy for officers, Directors and employees;
- Charter for the Audit Committee of the Board;
- Charter for the Compensation Committee of the Board;
- Charter for the Nominating/Corporate Governance Committee of the Board; and
- Corporate Governance Guidelines and Principles.

In accordance with the corporate governance rules of the New York Stock Exchange, each of the Corporate Governance Documents is available on the Company's Company web site (*www.systemax.com*).

SYSTEMAX INC.
11 HARBOR PARK DRIVE
PORT WASHINGTON, NY 11050

VOTE BY INTERNET -www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE –1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) in the line below
The Board of Directors recommends that you vote FOR the following:	☐	☐	☐	________________

1. Election of Directors
Nominees

01 Richard Leeds	02 Bruce Leeds	03 Robert Leeds	04 Lawrence Reinhold
05 Stacy S. Dick	06 Robert D. Rosenthal	07 Marie Adler-Kravecas	

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
2. A Proposal to ratify the appointment of Ernst & Young LLP as the Company's Independent registered public accountants for fiscal year 2013	☐	☐	☐

NOTE: The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder(s). If no direction is made, this proxy will be voted FOR items 1 and 2. If any other matters properly come before the meeting, or if cumulative voting is required, the person named in this proxy will vote in their discretion. This proxy is solicited on behalf of the Board of Directors and may be revoked.

For address change/comments, mark here. (see reverse for instructions ☐☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature Joint Owners	Date

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting: The Proxy Statement & Annual Report is/are available at www.proxyvote.com

---

SYSTEMAX INC.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
ANNUAL MEETING OF STOCKHOLDERS – JUNE 10, 2013

The stockholder(s) hereby appoint(s) Eric Lerner and Thomas Axmacher, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of SYSTEMAX INC. that the stockholder(s) is/are entitled to vote at the Annual meeting of Stockholder(s) to be held at 2:00 PM, EDT on June 10, 2013, at the Company's Corporate Offices 11 Harbor Park Drive, Port Washington, NY 11050, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDERS, IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR ITEMS 1 AND 2.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPLY USING THE ENCLOSED REPLY ENVELOPE

Address change/comments:

____

____

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side

(Continued, and to be marked, dated and signed, on the other side)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON , D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-13792

Systemax Inc.

(Exact name of registrant as specified in its charter)

Delaware	**11-3262067**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Harbor Park Drive
Port Washington, New York 11050
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(516) 608-7000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $ .01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best knowledge of the registrant, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☒
Non-Accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2012, which is the last business day of the registrant's most recently completed second fiscal quarter, was approximately $125,641,055. For purposes of this computation, all executive officers and directors of the Registrant and all parties to the Stockholders Agreement dated as of June 15, 1995 have been deemed to be affiliates. Such determination should not be deemed to be an admission that such persons are, in fact, affiliates of the Registrant.

The number of shares outstanding of the registrant's common stock as of February 28, 2013 was 36,568,472 shares.
Documents incorporated by reference: Portions of the Proxy Statement of Systemax Inc. relating to the 2013 Annual Meeting of Stockholders are incorporated by reference in Part III hereof.

TABLE OF C ONTENTS

PART I

Unless otherwise indicated, all references herein to Systemax Inc. (sometimes referred to as "Systemax," the "Company" or "we") include its subsidiaries.

Forward Looking Statements

This report contains forward looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. Statements contained in this report that are not historical facts are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements may include, but are not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, expansion or restructuring plans, financing needs, compliance with financial covenants in loan agreements, plans for reorganizing our European operations, including timely opening and integration of our new shared services center in Hungary, plans for acquisition or sale of assets or businesses and consolidation of operations of newly acquired businesses, and plans relating to products or services of the Company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this report, the words "anticipates," "believes," "estimates," "expects," "intends," and "plans" and variations thereof and similar expressions are intended to identify forward looking statements.

Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified based on current expectations. Consequently, future events and results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements contained in this report. Statements in this report, particularly in "Item 1. Business," "Item 1A. Risk Factors," "Item 3. Legal Proceedings," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Notes to Consolidated Financial Statements describe certain factors, among others, that could contribute to or cause such differences.

Other factors that may affect our future results of operations and financial condition include, but are not limited to, unanticipated developments in any one or more of the following areas, as well as other factors which may be detailed from time to time in our Securities and Exchange Commission filings:

- risks involved with e-commerce, including possible loss of business and customer dissatisfaction if outages or other computer-related problems should preclude customer access to our products and services
- the Company's management information systems and other technology platforms supporting our sales, procurement and other operations are critical to our operations and disruptions would have a material adverse effect on us
- general economic conditions, such as decreased consumer confidence and spending, reductions in manufacturing capacity and inflation could result in our failure to achieve our historical sales growth rates and profit level
- the markets for our products and services are extremely competitive and if we are unable to successfully respond to our competitors' strategies our sales and gross margins will be adversely affected
- sales tax laws or government enforcement priorities may be changed which could result in ecommerce and direct mail retailers having to collect sales taxes in states where the current laws and interpretations do not require us to do so
- goodwill and intangible assets may become impaired resulting in a charge to earnings
- our substantial international operations are subject to risks such as fluctuations in currency rates, foreign regulatory requirements, political uncertainty and the management of our expanding international operations infrastructure, including our ability to timely and effectively open and transition certain support operations to our new shared services center in Hungary and effectively implement distribution logistics initiatives in Europe
- managing various inventory risks, such as being unable to profitably resell excess or obsolete inventory and/or the loss of product return rights and price protection from our vendors
- effective management of our retail stores in North America
- meeting credit card industry compliance standards in order to maintain our ability to accept credit cards
- significant changes in the computer products retail industry, especially relating to the distribution and sale of such products
- timely availability of existing and new products
- risks associated with delivery of merchandise to customers by utilizing common delivery services
- borrowing costs or availability
- pending or threatened litigation and investigations
- the availability of key personnel
- the continuation of key vendor relationships
- the ability to maintain satisfactory credit arrangements

Readers are cautioned not to place undue reliance on any forward looking statements contained in this report, which speak only as of the date of this report. We undertake no obligation to publicly release the result of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected events.

Item 1. Business.

General

Systemax is primarily a direct marketer of brand name and private label products. Our operations are organized in two reportable business segments — Technology Products and Industrial Products.

Our Technology Products segment sells computers, computer supplies and consumer electronics which are marketed in North America and Europe. Most of these products are manufactured by other companies; however, we do offer a selection of products that are manufactured for us to our own design and marketed on a private label basis. Technology Products accounted for 89%, 91% and 93% of our net sales in 2012, 2011 and 2010, respectively.

Our Industrial Products segment sells a wide array of industrial products and supplies which are marketed in North America. Most of these products are manufactured by other companies. Some products are manufactured for us to our own design and marketed on a private label basis . Industrial products accounted for 11%, 9%, and 7% of our net sales in 2012, 2011 and 2010, respectively.

Recent developments

The Company conducted an evaluation of its Technology Products multi-brand United States consumer strategy and the intangible assets used in that strategy and concluded that the Company's future North American consumer business would be optimized by consolidating its United States consumer operations under TigerDirect, its leading and largest brand. This brand consolidation was effected in the fourth quarter of 2012 resulting in a write off of the intangible assets and goodwill of CompUSA and Circuit City of approximately $35.3 million.

The Company exited the PC manufacturing business during the fourth quarter of 2012 after conducting an evaluation of its operations and concluded that the Company's North American technology results will be enhanced by exiting the computer manufacturing business. The exit resulted in a fourth quarter of 2012 asset write down of the carrying cost of the Company's computer manufacturing facilities, related equipment and inventory of approximately $4.6 million.

The Company is opening a shared services center in Budapest, Hungary in 2013 to facilitate the continued growth of its European Technology business. This new facility will provide certain administrative and back office services for the existing European business and will help drive operational efficiencies and better serve the Company's pan-European operating strategy and will serve as the sales location for future business in Eastern Europe. Exit, severance and startup costs to implement the facility together with other cost reduction initiatives in Europe, aggregated $4.7 million in the fourth quarter of 2012.

The Company exited the Software Solutions segment in June 2009. One customer remained being served by the Company until the second quarter of 2012. The termination of this customer has resulted in all current and prior period results for this business segment being classified as discontinued operations. Balance sheet amounts reflecting this change are not shown due to their immateriality.

See Note 12 to the Consolidated Financial Statements included in Item 15 of this Form 10-K for additional financial information about our business s as well as information about our geographic operations.

The Company was incorporated in Delaware in 1995. Certain predecessor businesses which now constitute part of the Company have been in business since 1949. Our headquarters office is located at 11 Harbor Park Drive, Port Washington, New York.

Products

We offer hundreds of thousands of brand name and private label products. We endeavor to expand and keep current the breadth of our product offerings in order to fulfill the increasingly wide range of product needs of our customers.

Products offered by our Technology Products segment include individual technology products in the following categories: computers; computer parts; Tablets; TV and video; audio; cameras and surveillance; car and GPS; cell phones; software; video games and toys; home and electronics accessories.

Products offered by our Industrial Products segment include individual industrial products in the following categories: material handling; storage and shelving; workbench and shop desks; packaging and supplies; furniture and office; foodservice and appliances; janitorial and maintenance; tools and instruments; fasteners and hardware; motors and power transmission; HVAC/R and fans; electrical and bulbs; plumbing supplies; and safety and medical items.

Sales and Marketing

We market our products to both individual consumers and business customers. Our business customers include for-profit businesses, educational organizations and government entities. We have developed numerous proprietary customer and prospect databases.

To reach our individual consumer customers, we use online methods such as website campaigns, banner ads and e-mail campaigns. We are able to monitor and evaluate the results of our various advertising campaigns to enable us to execute them in the most cost-effective manner. We combine our use of e-commerce initiatives with catalog mailings, which generate online orders and calls to inbound sales representatives. These sales representatives use our information and distribution systems to fulfill orders and explore additional customer product needs. Sales to individual consumers are generally fulfilled from our own stock, requiring us to carry more inventory than we would for our business customers. We also periodically take advantage of attractive product pricing by making opportunistic bulk inventory purchases with the objective of turning them quickly into sales. We have also successfully increased our sales to individual consumers by using retail outlet stores.

We have established a multi-faceted direct marketing system to business customers, consisting primarily of our relationship marketers, catalog mailings and proprietary internet websites, the combination of which is designed to maximize sales. Our relationship marketers focus their efforts on our business customers by establishing a personal relationship between such customers and a Systemax account manager. The goal of the relationship marketing sales force is to increase the purchasing productivity of current customers and to actively solicit newly targeted prospects to become customers. With access to the records we maintain, our relationship marketers are prompted with product suggestions to expand customer order values. In certain countries, we also have the ability to provide such customers with electronic data interchange ("EDI") ordering and customized billing services, customer savings reports and stocking of specialty items specifically requested by these customers. Our relationship marketers' efforts are supported by frequent catalog mailings and e-mail campaigns, both of which are designed to generate inbound telephone sales, and our interactive websites, which allow customers to purchase products directly over the Internet. We believe that the integration of our multiple marketing methods enables us to more thoroughly penetrate our business, educational and government customer base. We believe increased internet exposure leads to more internet-related sales and also generates more inbound telephone sales; just as we believe catalog mailings and email campaigns which feature our websites results in greater internet-related sales.

E-commerce

The worldwide growth in active internet users has made e-commerce a significant opportunity for sales growth.

The increase in our internet-related sales enables us to leverage our advertising spending. We currently operate multiple e-commerce sites, including:

North America	Europe
www.tigerdirect.com	www.misco.co.uk
www.tigerdirect.ca	www.misco.de
www.infotelusa.com	www.misco.fr
www.globalcomputer.com	www.misco.nl
www.globalgoved.com	www.misco.it
www.globalindustrial.com	www.misco.es
www.globalindustrial.ca	www.misco.se
www.nexelwire.com	www.misco.at
	www.misco.ch
	www.misco.be
	www.misco.ie
	www.inmac-wstore.com
	www.dealopro.com

We are continually upgrading the capabilities and performance of these websites. Our internet sites feature on-line catalogs of hundreds of thousands of products, allowing us to offer a wider variety of computer and industrial products than our printed catalogs. Our customers have around-the-clock, on-line access to purchase products and we have the ability to create targeted promotions for our customers' interests.

In addition to our own e-commerce websites, we have partnering agreements with several of the largest internet shopping and search engine providers who feature our products on their websites or provide "click-throughs" from their sites directly to ours. These arrangements allow us to expand our customer base at an economical cost.

Catalogs

We currently produce a total of 13 full-line or direct mail publications in North America and Europe under distinct titles. Our portfolio of catalogs includes such established brand names as *TigerDirect.com™, Global Computer Supplies™, TigerDirect.ca™, Misco®, Global Industrial™, Nexel™ and Inmac WStore®.* We mail catalogs to both businesses and individual consumers. In the case of business mailings, we mail our catalogs to many individuals at a single business location, providing us with multiple points-of-contact. Our in-house staff designs all of our catalogs, which reduces overall catalog expense and shortens catalog production time. Our catalogs are printed by third parties under fixed pricing arrangements. The commonality of certain core pages of our catalogs also allows for economies of scale in catalog production.

Continuing our focus on internet advertising, the distribution of our catalogs decreased to 18.5 million in 2012, which was 39.5% less than in the prior year. In 2012, we mailed approximately 13.0 million catalogs in North America, a 46.4% decrease from last year and approximately 5.5 million catalogs in Europe, or 13.9% fewer than mailed in 2011.

Customer Service, Order Fulfillment and Support

We receive orders through the Internet, by telephone, electronic data interchange and by fax. We generally provide toll-free telephone number access for our customers in countries where it is customary. Certain domestic call centers are linked to provide telephone backup in the event of a disruption in phone service.

Certain of our products are carried in stock, and orders for such products are fulfilled on a timely basis directly from our distribution centers, typically within one day of the order. We utilize numerous sales and distribution facilities in North America and Europe. Orders are generally shipped by third-party delivery services. We maintain relationships with a number of large distributors in North America and Europe that also deliver products directly to our customers.

We provide extensive technical telephone support to our private label PC customers. We maintain a database of commonly asked questions for our technical support representatives, enabling them to respond quickly to similar questions. We conduct regular on-site training seminars for our sales representatives to help ensure that they are well trained and informed regarding our latest product offerings.

Suppliers

We purchase substantially all of our products and components directly from manufacturers and large wholesale distributors. In 2012, no vendor accounted for 10% of more of our purchases. One vendor accounted for 11.5% and 10.0% of our purchases in 2011 and 2010, respectively. The loss of these vendors, or any other key vendors, could have a material adverse effect on us.

Most private label products are manufactured by third parties to our specifications.

Competition and Other Market Factors

Technology Products

The North American and European technology product markets are highly competitive, with many U.S., Asian and European companies vying for market share. There are few barriers to entry, with these products being sold through multiple channels of distribution, including direct marketers, local and national retail computer stores, computer resellers, mass merchants, over the Internet and by computer and office supply superstores.

Timely introduction of new products or product features are critical elements to remaining competitive. Other competitive factors include product performance, quality and reliability, technical support and customer service, marketing and distribution and price. Some of our competitors have stronger brand-recognition, broader product lines and greater financial, marketing, manufacturing and technological resources than us.

Conditions in the market for technology products remain highly competitive, resulting in our frequent discounting of product sales price as well as offering free or highly discounted freight. These actions have and may continue to adversely affect our revenues and profits. Additionally, we rely in part upon the introduction of new technologies and products by other manufacturers in order to sustain long-term sales growth and profitability. There is no assurance that the rapid rate of such technological advances and product development will continue.

Current economic conditions in the United States, including eroding consumer demand, as well as ongoing difficulties in the various European countries where we operate, raise additional concerns as we believe the loss of consumer confidence in the Company's markets together with the effects of the fiscal cliff and budget discussions in the U.S. has resulted in a decrease of spending in the categories of products we sell. It is also possible that as manufacturers react to the marketplace they may reduce manufacturing capacity and create shortages of product.

Industrial Products

The market for the sale of industrial products in North America is highly fragmented and is characterized by multiple distribution channels such as small dealerships, direct mail distribution, internet-based resellers, large warehouse stores and retail outlets. We also face competition from manufacturers' own sales representatives, who sell industrial equipment directly to customers, and from regional or local distributors. Many high volume purchasers, however, utilize catalog distributors as their first source of product. In the industrial products market, customer purchasing decisions are primarily based on price, product selection, product availability, level of service and convenience. We believe that direct marketing via sales representatives, catalog and the Internet are effective and convenient distribution methods to reach mid-sized facilities that place many small orders and require a wide selection of products. In addition, because the industrial products market is highly fragmented and generally less brand oriented, it is well suited to private label products.

Employees

As of December 31, 2012, we employed a total of approximately 5,300 employees, of whom 3,800 were in North America and 1,500 were in Europe and Asia.

Seasonality

As the Company has a significant portion of its sales in the North America consumer business market, the fourth quarter has represented the greatest portion of annual sales. Net sales have historically been modestly weaker during the second and third quarters as a result of lower business activity during those months. See Item 7, "Management's Discussions and Analysis of Financial Condition and Results of Operations; Seasonality".

Environmental Matters

Under various national, state and local environmental laws and regulations in North America and Western Europe, a current or previous owner or operator (including the lessee) of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. We lease most of our facilities. In connection with such leases, we could be held liable for the costs of removal or remedial actions with respect to hazardous substances. Although we have not been notified of, and are not otherwise aware of, any material real property environmental liability, claim or non-compliance, there can be no assurance that we will not be required to incur remediation or other costs in connection with real property environmental matters in the future.

Financial Information About Foreign and Domestic Operations

We currently sell our products in North America (the United States, Puerto Rico and Canada) and Europe. Approximately 37.8%, 36.0%, and 35.1% of our net sales during 2012, 2011 and 2010, respectively were made by subsidiaries located outside of the United States. For information pertaining to our international operations, see Note 12, "Segment and Related Information," to the Consolidated Financial Statements included in Item 15 of this Form 10-K. The following sets forth selected information with respect to our operations, excluding discontinued operations, in those two geographic markets (in millions):

	North America	Europe	Total
2012			
Net sales	$ 2,417.9	$ 1,126.7	$ 3,544.6
Operating (loss) income	$ (63.6)	$ 23.7	$ (39.9)
Identifiable assets	$ 642.9	$ 319.4	$ 962.3
2011			
Net sales	$ 2,580.8	$ 1,099.8	$ 3,680.6
Operating income	$ 45.0	$ 35.8	$ 80.8
Identifiable assets	$ 643.9	$ 245.8	$ 889.7
2010			
Net sales	$ 2,542.1	$ 1,047.0	$ 3,589.1
Operating income	$ 47.8	$ 21.0	$ 68.8
Identifiable assets	$ 665.7	$ 228.4	$ 894.1

See Item 7, "Management's Discussions and Analysis of Financial Condition and Results of Operations", for further information with respect to our operations.

Available Information

We maintain an internet website at www.systemax.com. We file reports with the Securities and Exchange Commission and make available free of charge on or through this website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC's website (www.sec.gov). The information on our website is not part of this or any other report we file with, or furnish to, the SEC.

Our Board of Directors has adopted the following corporate governance documents with respect to the Company (the "Corporate Governance Documents"):

- Corporate Ethics Policy for officers, directors and employees
- Charter for the Audit Committee of the Board of Directors
- Charter for the Compensation Committee of the Board of Directors
- Charter for the Nominating/Corporate Governance Committee of the Board of Directors
- Corporate Governance Guidelines and Principles

In accordance with the listing standards of the New York Stock Exchange, each of the Corporate Governance Documents is available on our Company website (www.systemax.com).

Item 1A. Risk Factors.

There are a number of factors and variables described below that may affect our future results of operations and financial condition. Other factors of which we are currently not aware or that we currently deem immaterial may also affect our results of operations and financial position.

Risks Related to the Economy and Our Industries

- *General economic conditions, such as decreased consumer confidence and spending, reductions in manufacturing capacity, and inflation could result in our failure to achieve our historical sales growth rates and profit levels.*

  Current economic conditions may cause the loss of consumer confidence in the Company's domestic and international markets which may result in a decrease of spending in the categories of products we sell, as occurred in 2012. With conditions in the market for technology products remaining highly competitive, reductions in our selling prices, as we have experienced in recent years, have adversely affected our revenues and profits and could continue to do so in the future. It is also possible that as manufacturers react to the marketplace they may reduce manufacturing capacity or allocations to their customers creating shortages of product. Both we and our customers are subject to global political, economic and market conditions, including inflation, interest rates, energy costs, the impact of natural disasters, military action and the threat of terrorism. Our consolidated results of operations are directly affected by economic conditions in North America and Europe. We may experience a decline in sales as a result of poor economic conditions and the lack of visibility relating to future orders, as occurred in 2012. Our results of operations depend upon, among other things, our ability to maintain and increase sales volumes with existing customers, our ability to limit price reductions and maintain our margins, our ability to attract new customers and the financial condition of our customers. A decline in the economy that adversely affects our customers, causing them to limit or defer their spending, would likely adversely affect our sales, prices and profitability as well, as occurred in 2012. We cannot predict with any certainty whether we will be able to maintain or improve upon historical sales volumes with existing customers, or whether we will be able to attract new customers.

  In response to economic and market conditions, from time to time we have undertaken initiatives to reduce our cost structure where appropriate. These initiatives, as well as any future workforce and facilities reductions, may not be sufficient to meet current and future changes in economic and market conditions and allow us to continue to achieve the growth rates and re-attain the levels of profitability we experienced prior to the recent market downturns. In addition, costs actually incurred in connection with our restructuring actions, including launching and integrating the new shared services facility in Hungary, may be higher than our estimates of such costs and/or may not lead to the anticipated cost savings.

- *The markets for our products and services are extremely competitive and if we are unable to successfully respond to our competitors' strategies our sales and gross margins will be adversely affected.*

  We may not be able to compete effectively with current or future competitors. The markets for our products and services are intensely competitive and subject to constant technological change. We expect this competition to further intensify in the future. Competitive factors include price, availability, service and support. We compete with a wide variety of other resellers and retailers, including internet marketers, as well as manufacturers. Many of our competitors are larger companies with greater financial, marketing and product development resources than ours. The market for the sale of industrial products in North America is highly fragmented and is characterized by multiple distribution channels such as small dealerships, direct mail distribution, internet-based resellers, large warehouse stores and retail outlets. We also face competition from manufacturers' own sales representatives, who sell industrial equipment directly to customers, and from regional or local distributors. In addition, new competitors may enter our markets. This may place us at a disadvantage in responding to competitors' pricing strategies, technological advances and other initiatives, resulting in our inability to increase our revenues or maintain our gross margins in the future.

  In most cases our products compete directly with those offered by other manufacturers and distributors. If any of our competitors were to develop products or services that are more cost-effective or technically superior, demand for our product offerings could decrease.

  Our gross margins are also dependent on the mix of products we sell and could be adversely affected by a continuation of our customers' shift to lower-priced products.

- *Sales tax laws may be changed or interpreted differently which could result in ecommerce and direct mail retailers having to collect sales taxes in states where the current laws do not require us to do so. This could reduce demand for our products in such states and could result in us having substantial tax liabilities for past sales.*

  Our United States subsidiaries collect and remit sales tax in states in which the subsidiaries have physical presence or in which we believe sufficient nexus exists which obligates us to collect sales tax. Other states may, from time to time, claim that we have state-related activities constituting physical nexus to require such collection. Additionally, many other states seek to impose sales tax collection or reporting obligations on companies that sell goods to customers in their state, or directly to the state and its political subdivisions, regardless of physical presence. Such efforts by states have increased recently, as states seek to raise revenues without increasing the income tax burden on residents. We rely on United States Supreme Court decisions which hold that, without Congressional authority, a state may not enforce a sales tax collection obligation on a company that has no physical presence in the state and whose only contacts with the state are through the use of interstate commerce such as the mailing of catalogs into the state and the delivery of goods by mail or common carrier. We cannot predict whether the nature or level of contacts we have with a particular state will be deemed enough to require us to collect sales tax in that state nor can we be assured that Congress or individual states will not approve legislation authorizing states to impose tax collection or reporting obligations on all e-commerce and/or direct mail transactions. A successful assertion by one or more states that we should collect sales tax on the sale of merchandise could result in substantial tax liabilities related to past sales would result in considerable administrative burdens and costs for us and may reduce demand for our products from customers in such states when we charge customers for such taxes.

- *Events such as acts of war or terrorism, natural disasters, changes in law, or large losses could adversely affect our insurance coverage and insurance expense, resulting in an adverse affect on our profitability and financial condition.*

  We insure for certain property and casualty risks consisting primarily of physical loss to property, business interruptions resulting from property losses, worker's compensation, comprehensive general liability, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Although we believe that our insurance coverage is reasonable, significant events such as acts of war and terrorism, economic conditions, judicial decisions, legislation, natural disasters and large losses could materially affect our insurance obligations and future expense.

Risks Related to Our Company

- *We rely to a great extent on our information and telecommunications systems, and significant system failures or outages, or our failure to properly evaluate, upgrade or replace our systems, or the failure of our security/safety measures to protect our systems and websites, could have an adverse affect on our results of operations.*

  We rely on a variety of information and telecommunications systems in our operations. Our success is dependent in large part on the accuracy and proper use of our information systems, including our telecommunications systems. To manage our growth, we continually evaluate the adequacy of our existing systems and procedures. We anticipate that we will regularly need to make capital expenditures to upgrade and modify our management information systems, including software and hardware, as we grow and the needs of our business change. The occurrence of a significant system failure, electrical or telecommunications outages or our failure to expand or successfully implement new systems could have a material adverse effect on our results of operations.

  Our information systems networks, including our websites, and applications could be adversely affected by viruses or worms and may be vulnerable to malicious acts such as hacking. The availability and efficiency of sales via our websites could also be adversely affected by "denial of service" attacks and other unfair competitive practices. Although we take preventive measures, these procedures may not be sufficient to avoid harm to our operations, which could have an adverse effect on our results of operations.

- *The establishment and integration of our new shared service center in Hungary exposes us to various technology, regulatory and economic risks.*

  We have announced that we will be launching our new shared services center in Budapest, Hungary during the second quarter of 2013. The new facility will provide certain administrative and back office services to our European business and will help drive operational efficiencies and better serve the Company's pan-European operating strategy. Our efforts to operate our European business in a more centralized manner, rather than on an individual country by country basis, will require us to implement changes in our business processes, eliminate redundancies, relocate and/or hire new personnel, transition our information management systems, and integrate the new operation into our existing business seamlessly and without disruption to our operations, customers and vendors. However, changes in economic, regulatory or political conditions in Hungary, delays in launching or integrating the facility, a lower than expected impact of the facility on the Company's European operations, costs and capital expenditures, the ability to timely hire and train new employees in Hungary, and delays, impediments or other problems associated with its establishment, could all have a material adverse effect on our European operations and our results of operations.

- *We rely on third party suppliers for most of our products and services. The loss or interruption of these relationships could impact our sales volumes, the levels of inventory we must carry, and/or result in sales delays and/or higher inventory costs from new suppliers. Co-operative advertising and other sales incentives provided by our suppliers could decrease in the future thereby increasing our expenses and adversely affecting our results of operations and cash flows.*

  We purchase substantially all of our technology products from major distributors and directly from large manufacturers who may deliver those products directly to our customers. These relationships enable us to make available to our customers a wide selection of products without having to maintain large amounts of inventory. The termination or interruption of our relationships with any of these suppliers could materially adversely affect our business.

  We purchase a number of our products from vendors outside of the United States. Difficulties encountered by one or several of these suppliers could halt or disrupt production and delay completion or cause the cancellation of our orders. Delays or interruptions in the transportation network could result in loss or delay of timely receipt of product required to fulfill customer orders. Our ability to find qualified vendors who meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the U.S. Political or financial instability, merchandise quality issues, product safety concerns, trade restrictions, work stoppages, tariffs, foreign currency exchange rates, transportation capacity and costs, inflation, civil unrest, outbreaks of pandemics and other factors relating to foreign trade are beyond our control. These and other issues affecting our vendors could materially adversely affect our revenue and gross profit.

  Many product suppliers provide us with co-operative advertising support in exchange for featuring their products in our catalogs and on our internet sites. Certain suppliers provide us with other incentives such as rebates, reimbursements, payment discounts, price protection and other similar arrangements. These incentives are offset against cost of goods sold or selling, general and administrative expenses, as applicable. The level of co-operative advertising support and other incentives received from suppliers may decline in the future, which could increase our cost of goods sold or selling, general and administrative expenses and have an adverse effect on results of operations and cash flows.

- *Goodwill and intangible assets may become impaired resulting in a charge to earnings.*

  The acquisition of certain assets of CompUSA, Circuit City and the purchase of the stock of WStore Europe SA resulted in the recording of significant intangible assets and/or goodwill. We are required to test goodwill and intangible assets annually to determine if the carrying values of these assets are impaired or on a more frequent basis if indicators of impairment exist. If any of our goodwill or intangible assets are determined to be impaired we may be required to record a significant charge to earnings in the period during which the impairment is discovered. In the fourth quarter of 2012, the Company did record one-time, non-cash impairment charges of approximately $35.3 million related to the intangible assets and goodwill of CompUSA and Circuit City.

- *Our substantial international operations are subject to risks such as fluctuations in currency rates (which can adversely impact foreign revenues and profits when translated to US Dollars), foreign regulatory requirements, political uncertainty and the management of our growing international operations .*

  We operate internationally and as a result, we are subject to risks associated with doing business globally, such as risks related to the differing legal, political and regulatory requirements and economic conditions of many jurisdictions. Risks inherent to operating internationally include:

  - Changes in a country's economic or political conditions
  - Changes in foreign currency exchange rates
  - Difficulties with staffing and managing international operations
  - Unexpected changes in regulatory requirements
  - Changes in transportation and shipping costs
  - Enforcement of intellectual property rights

  We conduct our business and incur costs in the local currency of most of the countries in which we operate. The financial condition and results of operations of each foreign operating subsidiary are reported in the relevant local currency and then translated to U.S. Dollars at the applicable currency exchange rate for inclusion in our consolidated financial statements. Changes in exchange rates between these foreign currencies and the U.S. Dollar will affect the recorded levels of our assets, liabilities, net sales, cost of goods sold and operating margins and could result in exchange gains or losses. The primary currencies to which we have exposure are the European Union Euro, Canadian Dollar, British Pound Sterling, and the U.S. Dollar. Exchange rates between these currencies and the U.S. Dollar in recent years have fluctuated significantly and may do so in the future. Our operating results and net income may be affected by any volatility in currency exchange rates and our ability to manage effectively our currency transaction and translation risks. For example, we currently have operations located in numerous countries outside the United States, and non-U.S. sales (Europe and Canada) accounted for approximately 37.8% of our revenue during 2012. To the extent the U.S. dollar strengthens against foreign currencies, our foreign revenues and profits will be reduced when translated into U.S. dollars.

- *We are exposed to various inventory risks, such as being unable to profitably resell excess or obsolete inventory and/or the loss of product return rights and price protection from our vendors; such events could lower our gross margins or result in inventory write-downs that would reduce reported future earnings.*

  Our inventory is subject to risk due to technological change and changes in market demand for particular products. If we fail to manage our inventory of older products we may have excess or obsolete inventory. We may have limited rights to return purchases to certain suppliers and we may not be able to obtain price protection on these items. The elimination of purchase return privileges and lack of availability of price protection could lower our gross margin or result in inventory write-downs.

  We also take advantage of attractive product pricing by making opportunistic bulk inventory purchases; any resulting excess and/or obsolete inventory that we are not able to re-sell could have an adverse impact on our results of operations. Any inability to make such bulk inventory purchases may significantly impact our sales and profitability.

- *We depend on bank credit facilities to address our working capital and cash flow needs from time to time, and if we are unable to renew or replace these facilities, or borrowing capacity were to be reduced our liquidity and capital resources may be adversely affected.*

  We require significant levels of capital in our business to finance accounts receivable and inventory. We maintain credit facilities in the United States to finance increases in our working capital if available cash is insufficient. The amount of credit available to us at any point in time may be adversely affected by the quality or value of the assets collateralizing these credit lines. In addition, in recent years global financial markets have experienced diminished liquidity and lending constraints. Our ability to obtain future and/or increased financing to satisfy our requirements as our business expands could be adversely affected by economic and market conditions, credit availability and lender perception of our Company and industry . However, we currently have no reason to believe that we will not be able to renew or replace our facilities when they reach maturity.

- *If we fail to observe certain restrictions and covenants under our credit facilities the lenders could refuse to waive such default, terminate the credit facility and demand immediate repayment, which would adversely affect our cash position and materially adversely affect our operations.*

  Our United States revolving credit agreement contains covenants restricting or limiting our ability to, among other things:

  - incur additional debt
  - create or permit liens on assets
  - make capital expenditures or investments
  - pay dividends

  If we fail to comply with the covenants and other requirements set forth in the credit agreement, we would be in default and would need to negotiate a waiver agreement with the lenders. Failure to agree on such a waiver could result in the lenders terminating the credit agreement and demanding repayment of any outstanding borrowings, which could adversely affect our cash position and adversely affect the availability of financing to us, which could materially impact our operations.

- *Our European employees are represented by unions or workers' councils or are employed subject to local laws that are less favorable to employers than the laws of the U.S.*

  As of December 31, 2012, we had approximately 5,300 employees, 1,500 of which are located in Europe and Asia. We have workers' councils representing the employees of our France, Germany, and Netherlands operations, and trade unions representing our employees in Italy and Sweden and elected employee representatives for our employees in the United Kingdom and Spain. Most of these European employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the U.S. Such employment rights require us to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. For example, most of our employees in Europe are represented by unions or workers' councils that must approve certain changes in conditions of employment, including salaries and benefits and staff changes, and may impede efforts to restructure our workforce. The establishment of our shared services center in Hungary regarding related reductions in force is subject to discussion with and approval of certain of the workers councils. We believe that we have a generally good relationship with these councils and unions. We have entered into consultation processes under local laws at our Germany, France, Netherlands and Italy locations for, among other things, restructuring our operations and effecting reductions in force in connection with implementing our shared services center in Hungary. Although we believe that we have a good working relationship with our employees, a strike, work stoppage or slowdown by our employees or significant dispute with our employees could result in a significant disruption of our operations or higher ongoing labor costs.

- *We operate retail stores in North America and we must effectively manage our cost structure, such as inventory needs, point of sales systems, personnel and lease expense.*

  We currently have 41 retail stores operating in North America at December 31, 2012. The Company needs to effectively manage its cost structure including the additional inventory needs, retail point of sales IT systems, retail personnel and leased facilities. Future growth in retail will also be dependent on the ability to attract customers and build brand loyalty. The retail computer and consumer electronics business is highly competitive and has narrow gross margins. If we fail to manage our growth and cost structure while maintaining high levels of service and meeting competitive pressures adequately, our business plan may not be achieved and may lead to reduced profitability .

- *The failure to timely and satisfactorily process manufacturers' and our own rebate programs could negatively impact our customer satisfaction levels .*

  Similar to other companies in the technology products industry, we advertise manufacturers' mail-in rebates on many products we sell and, in some cases, offer our own rebates. These rebates are processed through third party vendors and in house. If these rebates are not processed in a timely and satisfactory manner by either third party vendors or our in house operations, our reputation in the marketplace could be negatively impacted.

- *We may be unable to reduce prices in reaction to competitive pressures, or implement cost reductions or new product line expansion to address gross profit and operating margin pressures; failure to mitigate these pressures could adversely affect our operating results and financial condition .*

  The computer and consumer electronics industry is highly price competitive and gross profit margins are narrow and variable. The Company's ability to further reduce prices in reaction to competitive pressure is limited. Additionally, gross margins and operating margins are affected by changes in factors such as vendor pricing, vendor rebate and/or price protection programs, product return rights, and product mix. In 2012 pricing pressure continued to be prevalent in the markets we serve and we expect this to continue. We may not be able to mitigate these pricing pressures and resultant declines in sales and gross profit margin with cost reductions in other areas or expansion into new product lines. If we are unable to proportionately mitigate these conditions our operating results and financial condition may suffer.

- *We would be exposed to liability, including substantial fines and penalties and, in extreme cases, loss of our ability to accept credit cards, in the event our privacy and data security policies and procedures are inadequate to prevent security breaches of our consumer personal information and credit card information records.*

  In processing our sales orders we often collect personal information and credit card information from our customers. The Company has privacy and data security policies in place which are designed to prevent security breaches, however, if a third party or a rogue employee or employees are able to bypass our network security, "hack into" our systems or otherwise compromise our customers' personal information or credit card information, we could be subject to liability. This liability may include claims for identity theft, unauthorized purchases and claims alleging misrepresentation of our privacy and data security practices or other related claims. While the Company believes it conforms to appropriate Payment Card Industry ("PCI") security standards for its various businesses, any breach involving the loss of credit card information may lead to PCI related fines in the millions of dollars. In the event of a severe breach, credit card providers may prevent our accepting of credit cards. Any such liability related to the aforementioned risks could lead to reduced profitability and damage our brand(s) and/or reputation.

- *Failure to protect the integrity, security and use of our customers' information could expose us to litigation and materially damage our standing with our customers.*

  The use of individually identifiable consumer data is regulated at the state, federal and international levels and we incur costs associated with information security – such as increased investment in technology and the costs of compliance with consumer protection laws. Additionally, our internet operations and website sales depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. While we have taken significant steps to protect customer and confidential information, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, the efforts of "hackers" and cyber criminals or other developments will prevent the compromise of our customer transaction processing capabilities and our customers' personal data. If any such compromise of our security were to occur, it could have a material adverse effect on our reputation, operating results and financial condition and could subject us to litigation.

- *Sales to individual customers expose us to credit card fraud, which impacts our operations. If we fail to adequately protect ourselves from credit card fraud, our operations could be adversely impacted.*

  Failure to adequately control fraudulent credit card transactions could increase our expenses. Increased sales to individual consumers, which are more likely to be paid for using a credit card, increases our exposure to fraud. We employ technology solutions to help us detect the fraudulent use of credit card information. However, if we are unable to detect or control credit card fraud, we may suffer losses as a result of orders placed with fraudulent credit card data, which could adversely affect our business.

- *Our business is dependent on certain key personnel.*

  Our business depends largely on the efforts and abilities of certain key senior management. The loss of the services of one or more of such key personnel could have a material adverse affect on our business and financial results. We do maintain key man insurance policies on one of our executive officers, Lawrence P. Reinhold.

- *We are subject to litigation risk due to the nature of our business, which may have a material adverse effect on our results of operations and business.*

  From time to time, we are involved in lawsuits or other legal proceedings arising in the ordinary course of our business. These may relate to, for example, patent, trademark or other intellectual property matters, employment law matters product liability, commercial disputes, consumer sales practices, or other matters. In addition, as a public company we could from time to time face claims relating to corporate or securities law matters. The defense and/or outcome of such lawsuits or proceedings could have a material adverse affect on our business. See "Legal Proceedings".

- *Our profitability can be adversely affected by changes in our income tax exposure due to changes in tax rates or laws, changes in our effective tax rate due to changes in the mix of earnings among different countries, restrictions on utilization of tax benefits and changes in valuation of our deferred tax assets and liabilities.*

  Changes in our income tax expense due to changes in the mix of U.S. and non-U.S. revenues and profitability, changes in tax rates or exposure to additional income tax liabilities could affect our profitability. We are subject to income taxes in the United States and various foreign jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, restrictions on utilization of tax benefits, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or by material audit assessments. The carrying value of our deferred tax assets, which are primarily in the United States and the United Kingdom, is dependent on our ability to generate future taxable income in those jurisdictions. In addition, the amount of income taxes we pay is subject to audit in our various jurisdictions and a material assessment by a tax authority could affect our profitability.

- *Changes in accounting standards or practices, as well as new accounting pronouncements or interpretations, may require us to account for and report our financial results in a different manner in the future, which may be less favorable than the manner used historically.*

  A change in accounting standards or practices can have a significant effect on our reported results of operations. New accounting pronouncements and interpretations of existing accounting rules and practices have occurred and may occur in the future. Changes to existing rules may adversely affect our reported financial results.

- *Concentration of Ownership and Control Limits Stockholders Ability to Influence Corporate Actions*

  Richard Leeds, Robert Leeds, and Bruce Leeds (each a director and executive officer of the Company), together with trusts for the benefit of certain members of their respective families and other entities controlled by them, control in excess of 70% of the voting power of our outstanding common stock. Due to such holdings, the Leeds brothers together with these trusts and entities are able to determine the outcome of virtually all matters submitted to stockholders for approval, including the election of directors, the appointment of management, amendment of our articles of incorporation, significant corporate transactions (such as a merger or other sale of our company or our assets), the payments of dividends on our common stock and the entering into of extraordinary transactions. Further, as a "controlled company" under NYSE rules, the Company has elected to opt-out of certain New York Stock Exchange listing standards that, among other things, require listed companies to have a majority of independent directors on their board; the Company does however currently have an independent Audit, Compensation Committee and Corporate Governance and Nominating Committees.

- *Risk of Thin Trading and Volatility of our Common Stock Could Impact Stockholder Value*

  Our common stock is currently listed on the NYSE and is thinly traded. Volatility of thinly traded stocks is typically higher than the volatility of more liquid stocks with higher trading volumes. The trading of relatively small quantities of shares of common stock by our stockholders may disproportionately influence the price of those shares in either direction. This may result in volatility in our stock price and could exacerbate the other volatility-inducing factors described below. The market price of our common stock could be subject to significant fluctuations as a result of being thinly traded.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We operate our business from numerous facilities in North America, Europe and Asia. These facilities include our headquarters location, administrative offices, telephone call centers, distribution centers, computer assembly and retail stores. Certain facilities handle multiple functions. Most of our facilities are leased; certain are owned by the Company.

North America

As of December 31, 2012 we have six distribution centers in North America which aggregate approximately 2.0 million square feet, all of which are leased. Our headquarters, administrative offices and call centers aggregate approximately 382,000 square feet, all of which are leased. Our computer assembly facility is approximately 300,000 square feet and is owned by the Company and is currently available for sale.

The following table summarizes the geographic location of our North America stores at the end of 2012:

Location	Stores Open – 12/31/11	Store Openings/ (Store Closings)	Stores Open – 12/31/12
Delaware	2		2
Florida	18	(1)	17
Georgia	1		1
Illinois	5		5
North Carolina	2		2
Puerto Rico	1	1	2
Texas	7	(1)	6
Ontario, Canada	6		6
	42	(1)	41

All of our retail stores are leased. The retail stores average 22,506 square feet.

Europe

As of December 31, 2012, we have five distribution centers in Europe which aggregate approximately 264,000 square feet. Four of these, aggregating approximately 191,000 square feet, are leased; one distribution center of approximately 73,000 square feet is owned by the Company. Our administrative offices and call centers aggregate approximately 330,000 square feet, of which 252,000 square feet are leased and 77,000 square feet are owned by the Company.

Asia

As of December 31, 2012, we leased administrative offices in Asia of approximately 58,000 square feet.

Please refer to Note 11 to the Consolidated Financial Statements for additional information about leased properties, including aggregate rental expense for these properties.

Item 3. Legal Proceedings.

The Company and its subsidiaries are involved in various lawsuits, claims, investigations and proceedings including commercial, employment, consumer, personal injury and health and safety law matters, which are being handled and defended in the ordinary course of business. In addition, the Company is subject to various assertions, claims, proceedings and requests for indemnification concerning intellectual property, including patent infringement suits involving technologies that are incorporated in a broad spectrum of products the Company sells. The Company is also audited by (or has initiated voluntary disclosure agreements with) numerous governmental agencies in various countries, including U.S. Federal and state authorities, concerning potential income tax, sales tax and unclaimed property liabilities. These matters are in various stages of investigation, negotiation and/or litigation, and are being vigorously defended. In this regard, the Company is being audited by the state of Texas regarding its claim that certain of the company's consumer electronics e-commerce sales are subject to sales tax in Texas; the Company is defending this matter, believes it has strong defenses, and has established reserves for this matter. Results for year ended December 31, 2012 were positively impacted by approximately $7.6 million of which $2.6 million related to the favorable resolution of contingent liabilities which were recorded in the second quarter of 2012 and $5.0 million related to an insurance recovery relating to action taken by a former officer and director, and negatively impacted by $1.8 million of patent claim settlements with non-practicing entities which were recorded in the third and fourth quarter of 2012.

Although the Company does not expect, based on currently available information, that the outcome in any of these matters, individually or collectively, will have a material adverse effect on its financial condition or results of operations, the ultimate outcome is inherently unpredictable. Therefore, judgments could be rendered or settlements entered, that could adversely affect the Company's operating results or cash flows in a particular period. The Company routinely assesses all of its litigation and threatened litigation as to the probability of ultimately incurring a liability, and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable and estimable.

Audit Committee Investigation and Gilbert Fiorentino's Resignation and Settlement .

In January and February 2011 the Company received anonymous whistleblower allegations concerning the Company's Miami Florida operations involving the actions of Mr. Gilbert Fiorentino, then the Chief Executive of the Company's Technology Products Group. In response to the allegations, the Company commenced an internal investigation of the whistleblower allegations, which was conducted by the Company's Audit Committee of the Board of Directors with the assistance of independent counsel.

On April 18, 2011, following the independent investigation, the Company delivered a Cause Notice to Mr. Fiorentino pursuant to the terms of his Employment Agreement dated October 12, 2004. The Cause Notice advised Mr. Fiorentino that the Company intended to terminate him for "Cause" (as defined in the Employment Agreement) at a meeting of its Executive Committee scheduled for May 3, 2011, at which meeting Mr. Fiorentino and his counsel could appear, and that Mr. Fiorentino was being placed on administrative leave pending the outcome of that meeting. In the Cause Notice, the Company advised Mr. Fiorentino that the Audit Committee investigation had identified grounds to terminate him for Cause under his Employment Agreement, and set forth the following findings by the Audit Committee constituting such grounds:

i) Mr. Fiorentino personally removed or caused to be removed from the Company's Miami premises product inventory, and/or kept or caused others to receive at his direction such removed product inventory, without payment to the Company and for his own personal gain;
ii) Mr. Fiorentino caused substantial amounts of Company inventory purchases to be effected through Company credit cards in order to accrue and/or use "reward points" for his personal benefit and which he improperly converted to his own use;
iii) Mr. Fiorentino caused his mother to be identified as an employee of the Company in positions for which she had no bona fide job responsibility or function, and caused the Company to pay her a salary and employee benefits, including extended COBRA reimbursements; and
iv) Mr. Fiorentino engaged in fraudulent "kickback" arrangements with certain of the Company's vendors, to the detriment of the Company

The Company stated in the Cause Notice that the foregoing activities were in violation of Company policy, the Company's Corporate Ethics Policy, his fiduciary duties and applicable law. The Audit Committee's independent investigation determined that the matters described above did not have any material impact on our previously reported financial results and were limited to the Company's Miami operations.

On May 9, 2011, following several meetings of the Executive Committee and after extensive discussions with Mr. Fiorentino and his counsel, the Company announced that it had accepted the resignation of Mr. Fiorentino, and that it had executed an agreement with Mr. Fiorentino, effective May 6, 2011, under which Mr. Fiorentino surrendered certain assets to the Company valued at approximately $11 million at May 9, 2011: these assets included the surrender of 1,130,001 shares of Systemax common stock and $480,000 in cash. The shares surrendered consisted of 580,001 shares of fully vested unexercised stock options, 2) 100,000 shares of fully vested restricted stock awards and 3) 450,000 shares directly owned by Mr. Fiorentino. The shares surrendered were valued at fair value on May 6, 2011 in the case of the stock options and restricted stock awards and at fair value on May 12, 2011 in the case of the owned shares. The agreement also required Mr. Fiorentino to disclose his and his immediate family's personal assets; forfeit undisclosed assets discovered by the Company; disclose information regarding certain matters that led to his being notified of the Company's intent to terminate him; and to fully cooperate with the Company in the future. Mr. Fiorentino and the Company also exchanged mutual general releases and nondisparagement commitments, and Mr. Fiorentino agreed to a 5 year noncompetition obligation. The $11 million settlement value included a financial statement benefit to the Company related to the surrender of shares and cash payment of approximately $8.4 million which was recorded in the second quarter of 2011 under special (gains) charges, net of related legal and professional fees of approximately $1.3 million for the quarter ended June 30, 2011 and $1.8 million for the first six months of 2011. The remainder of the settlement value, approximately $2.6 million, was the intrinsic value of the fully vested unexercised stock options on the date of the settlement agreement for which there is no financial statement impact. The amount of the settlement with Mr. Fiorentino was based on negotiation with him, and was not based on any specific level or nature of damages incurred by the Company, and does not constitute restitution.

On June 21, 2011 Systemax Inc. received notice that the Securities and Exchange Commission ("SEC") has initiated a formal investigation into the matters discovered by the Audit Committee's internal investigation. The Company fully cooperated with the SEC in its formal investigation and in February 2013 the SEC advised the Company that it had concluded its investigation and would not be recommending that any action be taken against the Company.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Systemax common stock is traded on the NYSE Euronext Exchange under the symbol "SYX." The following table sets forth the high and low closing sales price of our common stock as reported on the New York Stock Exchange for the periods indicated.

	High	Low
2012		
First Quarter	$ 20.57	$ 16.33
Second Quarter	17.71	11.41
Third Quarter	12.80	10.60
Fourth Quarter	12.35	9.16
2011		
First Quarter	$ 14.80	$ 12.25
Second Quarter	15.18	12.37
Third Quarter	17.01	11.90
Fourth Quarter	16.97	11.64

On December 29, 2012, the last reported sale price of our common stock on the New York Stock Exchange was $9.30 per share. As of December 29, 2012, we had 186 shareholders of record.

On November 29, 2012, the Company's Board of Directors declared a special dividend of $0.25 per share payable on December 21, 2012 to shareholders of record on December 12, 2012. This special dividend is the fourth dividend we have paid since our initial public offering.

Depending in part upon profitability, the strength of our balance sheet, our cash position and the need to retain cash for the development and expansion of our business, we may decide to declare special dividends in the future, subject to availability limitations under our credit facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition, Liquidity and Capital Resources" and Note 4 of Notes to Consolidated Financial Statements.

Information regarding securities authorized for issuance under equity compensation plans and a performance graph relating to the Company's common stock is set forth in the Company's Proxy Statement relating to the 2013 Annual Meeting of Shareholders and is incorporated by reference herein.

Item 6. Selected Financial Data.

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this report. The selected statement of operations data, excluding discontinued operations, for fiscal years 2012, 2011 and 2010 and the selected balance sheet data as of December 2012 and 2011 are derived from the audited consolidated financial statements which are included elsewhere in this report. The selected balance sheet data as of December 2010, 2009 and 2008 and the selected statement of operations data for fiscal years 2009 and 2008 are derived from the audited consolidated financial statements of the Company which are not included in this report.

	Years Ended December 31, (In millions, except per share data)				
	2012	2011	2010	2009	2008
Statement of Operations Data :					
Net sales	$ 3,544.6	$ 3,680.6	$ 3,589.1	$ 3,163.0	$ 3,031.2
Gross profit	$ 488.1	$ 530.5	$ 489.5	$ 453.4	$ 456.3
Operating (loss) income from continuing operations	$ (39.9)	$ 80.8	$ 68.8	$ 80.1	$ 101.6
Net income from continuing operations	$ (8.0)	$ 54.6	$ 42.6	$ 49.2	$ 77.3
Per Share Amounts :					
Net income (loss) — diluted	$ (0.22)	$ 1.47	$ 1.13	$ 1.32	$ 2.05
Weighted average common shares — diluted	36.9	37.1	37.6	37.3	37.7
Cash dividends declared per common share	$ 0.25	$ -	$ -	$ 0.75	$ 1.00
Balance Sheet Data :					
Working capital	$ 360.8	$ 354.8	$ 300.9	$ 250.1	$ 253.1
Total assets	$ 962.3	$ 889.7	$ 894.1	$ 816.9	$ 702.5
Long-term debt, excluding current portion	$ 5.3	$ 7.1	$ 7.4	$ 1.2	$ 1.4
Shareholders' equity	$ 446.3	$ 454.3	$ 409.3	$ 364.7	$ 334.0

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Systemax is primarily a direct marketer of brand name and private label products. Our operations are organized in two reportable business segments — Technology Products and Industrial Products.

Our Technology Products segment sells computers, computer supplies and consumer electronics which are marketed in North America, Puerto Rico and Europe. Most of these products are manufactured by other companies; however, we do offer a selection of products that are manufactured for us to our own design and marketed on a private label basis. Technology products accounted for 89%, 91% and 93% of our net sales in 2012, 2011 and 2010, respectively.

The Company conducted an evaluation of its Technology Products multi-brand United States consumer strategy and the intangible assets used in that strategy and concluded that the Company's future North American consumer business would be optimized by consolidating its United States consumer operations under TigerDirect, its leading and largest brand. This consolidation was effected in the fourth quarter of 2012 resulting in a write off of the intangible assets and goodwill of CompUSA and Circuit City of approximately $35.3 million.

The Company exited the PC manufacturing operations during the fourth quarter of 2012 after conducting an evaluation of its operations and concluded that the Company's North American technology results will be enhanced by exiting the computer manufacturing business. The exit resulted in a fourth quarter of 2012 asset write down of the carrying cost of the Company's computer manufacturing facilities, related equipment and inventory of approximately $4.6 million.

The Company is opening a shared services center in Budapest, Hungary in 2013 to facilitate the continued growth of its European Technology Products business. This new facility will provide certain administrative and back office services for the existing European business, will help drive operational efficiencies and better serve the Company's pan-European operating strategy, and will serve as the sales location for future business in Eastern Europe. Exit, severance and start up costs to implement the facility together with other cost reduction initiatives in Europe, aggregated to $4.7 million in the fourth quarter of 2012.

Our Industrial Products segment sells a wide array of industrial products and supplies which are marketed in North America. Most of these products are manufactured by other companies. Some products are manufactured for us to our own design and marketed under the trademarks *Global™*, *GlobalIndustrial.com™* and *Nexel™*. Industrial products accounted for 11%, 9% and 7% of our net sales in 2012, 2011 and 2010, respectively. In both of these product groups, we offer our customers a broad selection of products, prompt order fulfillment and extensive customer service.

We exited the Software Solutions segment in June 2009. One customer remained being serviced by the Company until the second quarter of 2012 The termination of this customer has resulted in all current and prior period results have for this business segment to be classified as discontinued operations. See Note 12 to the Consolidated Financial Statements included in Item 15 of this Form 10-K for additional financial information about our business segments as well as information about our geographic operations.

The market for computer products and consumer electronics is subject to intense price competition and is characterized by narrow gross profit margins. The North American industrial products market is highly fragmented and we compete against multiple distribution channels. Distribution is working capital intensive, requiring us to incur significant costs associated with the warehousing of many products, including the costs of maintaining inventory, leasing warehouse space, inventory management systems, and employing personnel to perform the associated tasks. We supplement our on-hand product availability by maintaining relationships with major distributors and manufacturers, utilizing a combination of stock and drop-shipment fulfillment.

The primary component of our operating expenses historically has been employee-related costs, which includes items such as wages, commissions, bonuses, employee benefits and stock option expenses. We continually assess our operations to ensure that they are efficient, aligned with market conditions and responsive to customer needs.

In the discussion of our results of operations we refer to business to business sales, consumer channel sales and period to period constant currency comparisons. Business to business sales are sales made direct to other businesses through managed business relationships, outbound call centers and extranets. Sales in the Industrial Products segment and Corporate and other are considered to be business to business sales. Consumer channel sales are sales from retail stores, consumer websites, inbound call centers and television shopping channels. Constant currency refers to the adjustment of the results of our foreign operations to exclude the effects of period to period fluctuations in currency exchange rates.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements included in Item 15 of this Form 10-K. Certain accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty, and as a result, actual results could differ materially from those estimates. These judgments are based on historical experience, observation of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. Management believes that full consideration has been given to all relevant circumstances that we may be subject to, and the consolidated financial statements of the Company accurately reflect management's best estimate of the consolidated results of operations, financial position and cash flows of the Company for the years presented. We identify below a number of policies that entail significant judgments or estimates, the assumptions and or judgments used to determine those estimates and the potential effects on reported financial results if actual results differ materially from these estimates.

Accounting policy	Assumptions and uncertainties	Quantification and analysis of effect on actual results if estimates differ materially
Revenue Recognition. We recognize product sales when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time of receipt by customers when title and risk of loss both are transferred, except in our Industrial Products segment where title and risk pass at time of shipment. Sales are presented net of returns and allowances, rebates and sales incentives. Reserves for estimated returns and allowances are provided when sales are recorded, based on historical experience and current trends.	Our revenue recognition policy contains assumptions and judgments made by management related to the timing and amounts of future sales returns. Sales returns are estimated based upon historical experience and current known trends.	We have not made any material changes to our sales return reserve policy in the past three years and we do not anticipate making any material changes to this policy in the future. However if our estimates are materially different than our actual experience we could have a material gain or loss adjustment.
Allowance for Doubtful Accounts Receivable . We record an allowance for doubtful accounts to reflect our estimate of the collectibility of our trade accounts receivable. While bad debt allowances have been within expectations and the provisions established, there can be no guarantee that we will continue to experience the same allowance rate we have in the past.	Our allowance for doubtful accounts policy contains assumptions and judgments made by management related to collectibility of aged accounts receivable and chargebacks from credit card sales. We evaluate the collectibility of accounts receivable based on a combination of factors, including an analysis of the age of customer accounts and our historical experience with accounts receivable write-offs. The analysis also includes the financial condition of a specific customer or industry, and general economic conditions. In circumstances where we are aware of customer credit card charge-backs	We have not made any material changes to our allowance for doubtful accounts receivable reserve policy in the past three years and we do not anticipate making any material changes to this policy in the future. However if our estimates are materially different than our actual experience we could have a material gain or loss adjustment. A change of 10% in our allowance for doubtful accounts reserve at December 31, 2012 would impact net income by approximately $0.6 million.

or a specific customer's inability to meet its financial obligations, a specific reserve for bad debts applicable to amounts due to reduce the net recognized receivable to the amount management reasonably believes will be collected is recorded. In those situations with ongoing discussions, the amount of bad debt recognized is based on the status of the discussions.

Accounting policy	Assumptions and uncertainties	Quantification and analysis of effect on actual results if estimates differ materially
Inventory valuation . We value our inventories at the lower of cost or market, cost being determined on the first-in, first-out method except in Europe and retail locations where an average cost is used. Excess and obsolete or unmarketable merchandise are written down based on historical experience, assumptions about future product demand and market conditions. If market conditions are less favorable than projected or if technological developments result in accelerated obsolescence, additional write-downs may be required. While obsolescence and resultant markdowns have been within expectations, there can be no guarantee that we will continue to experience the same level of markdowns we have in the past.	Our inventory reserve policy contains assumptions and judgments made by management related to inventory aging, obsolescence, credits that we may obtain for returned merchandise, shrink and consumer demand.	We have not made any material changes to our inventory reserve policy in the past three years and we do not anticipate making any material changes to this policy in the future. However if our estimates are materially different than our actual experience we could have a material loss adjustment. A change of 10% in our inventory reserves at December 31, 2012 would impact net income by approximately $1.0 million.
Goodwill and Intangible Assets. We apply the provisions of relevant accounting guidance in our valuation of goodwill, trademarks, domain names, client lists and other intangible assets. Relevant accounting guidance requires that goodwill and indefinite lived intangibles be reviewed at least annually for impairment or more frequently if indicators of impairment exist. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value.	Our impairment testing involves judgments and uncertainties, quantitative and qualitative, related to the use of discounted cash flow models and forecasts of future results, both of which involve significant judgment and may not be reliable. Significant management judgment is necessary to evaluate the operating environment and economic conditions that exist to develop a forecast for a reporting unit. Assumptions related to the discounted cash flow models we use include the inputs used to determine the Company's weighted average cost of capital including a market risk premium, the beta of a reporting unit, reporting unit specific risk premiums and terminal growth values. Critical assumptions related to the forecast inputs used in our discounted cash flow models include projected sales growth, same store sales growth, gross margin percentages, new business opportunities, working capital requirements, capital expenditures and growth in selling, general and administrative expense. We also use our company's market capitalization and comparable company market data to validate our reporting unit valuations.	We have not made any material changes to our goodwill policy in the past three years and we do not anticipate making any material changes to this policy in the future. We recorded goodwill and intangible impairment charges in 2012 (see below) and have approximately $11.1 million in goodwill and intangible assets at December 31, 2012.We do not believe it is reasonably likely that the estimates or assumptions used to determine whether any of our remaining goodwill or intangible assets are impaired will change materially in the future. However if the inputs used in our discounted cash flow models or our forecasts are materially different than actual experience we could incur impairment charges that are material. The Company conducted an evaluation of its Technology Products multi-brand United States consumer strategy and the intangible assets used in that strategy and concluded that the Company's future North American consumer business would be optimized by consolidating its United States consumer operations under TigerDirect, its leading and largest brand. As a result an impairment charge of approximately $35.3 million related to the trademarks, domain names and goodwill of CompUSA and Circuit City was taken in the fourth quarter of 2012.

Accounting policy	Assumptions and uncertainties	Quantification and analysis of effect on actual results if estimates differ materially
Long-lived Assets. Management exercises judgment in evaluating our long-lived assets for impairment and in their depreciation and amortization methods and lives. We believe we will generate sufficient undiscounted cash flow to more than recover the investments made in property, plant and equipment.	The impairment analysis for long lived assets requires management to make judgments about useful lives and to estimate fair values of long lived assets. It may also require us to estimate future cash flows of related assets using discounted cash flow model Our estimates of future cash flows involve assumptions concerning future operating performance and economic conditions. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.	We have not made any material changes to our long lived assets policy in the past three years and we do not anticipate making any material changes to this policy in the future. We do not believe it is reasonably likely that the estimates and assumptions used to determine long lived asset impairment will vary materially in the future. However if our estimates are materially different than our actual experience we could have a material gain or loss adjustment. A change of 10% in the carrying value of our long lived assets would impact net income by approximately $6.3 million.
Vendor Accruals. Our contractual agreements with certain suppliers provide us with funding or allowances for costs such as price protection, markdowns and advertising as well funds or allowances for purchasing volumes. Generally, allowances received as a reimbursement of identifiable costs are recorded as an expense reduction when the cost is incurred. Sales related allowances are generally determined by our level of purchases of product and are deferred and recorded as a reduction of inventory carrying value and are ultimately included as a reduction of cost of goods when inventory is sold.	Management makes assumptions and exercises judgment in estimating period end funding and allowances earned under our various agreements. Estimates are developed based on the terms of our vendor agreements and using existing expenditures for which funding is available, determining products whose market price would indicate coverage for markdown or price protection is available and estimating the level of our performance under agreements that provide funds or allowances for purchasing volumes. Estimates of funding or allowances for purchasing volume will include projections of annual purchases which are developed using current actual purchase data and historical purchase trends. Accruals in interim periods could be materially different if actual purchase volumes differ from projections.	We have not made any material changes to our vendor accrual policy in the past three years nor do we anticipate making any material changes to this policy in the future. If actual results are different from the projections used we could have a material gain or loss adjustment. A change of 10% in our vendor accruals at December 31, 2012 would impact net income by approximately $1.6 million.

Accounting policy	Assumptions and uncertainties	Quantification and analysis of effect on actual results if estimates differ materially
Income Taxes. We are subject to taxation from federal, state and foreign jurisdictions and the determination of our tax provision is complex and requires significant management judgment. We conduct operations in numerous U.S. states and foreign locations. Our effective tax rate depends upon the geographic distribution of our pre-tax income or losses among locations with varying tax rates and rules. As the geographic mix of our pre-tax results among various tax jurisdictions changes, the effective tax rate may vary from period to period. We are also subject to periodic examination from domestic and foreign tax authorities regarding the amount of taxes due. These examinations include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. We establish as needed, and periodically reevaluate, an estimated income tax reserve on our consolidated balance sheet to provide for the possibility of adverse outcomes in income tax proceedings. While management believes that we have identified all reasonably identifiable exposures and whether or not a reserve is appropriate, it is possible that additional exposures exist and/or that exposures may be settled at amounts different than the amounts reserved.	The determination of deferred tax assets and liabilities and any valuation allowances that might be necessary requires management to make significant judgments concerning the ability to realize net deferred tax assets. The realization of net deferred tax assets is dependent upon the generation of future taxable income. In estimating future taxable income there are judgments and uncertainties related to the development of forecasts of future results that may not be reliable. Significant management judgment is also necessary to evaluate the operating environment and economic conditions that exist to develop a forecast for a reporting unit. Where management has determined that it is more likely than not that some portion or the entire deferred tax asset will not be realized, we have provided a valuation allowance. If the realization of those deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made.	We have not made any material changes to our income tax policy in the past three years and we do not anticipate making any material changes to this policy in the future. We do not believe it is reasonably likely that the estimates or assumptions used to determine our deferred tax assets and liabilities and related valuation allowances will change materially in the future. However if our estimates are materially different than our actual experience we could have a material gain or loss adjustment. In 2012 we reversed approximately $15.1 million in valuation allowances against the deferred tax assets of our French subsidiary as a result of the subsidiary no longer being in a cumulative loss position. A change of 5% in our effective tax rate at December 31, 2012 would impact net income by approximately $2.1 million.
Reorganization and other charges. We have recorded reorganization, restructuring and other charges in the past and could in the future commence further reorganization, restructuring and other activities which result in recognition in charges to income.	The recording of reorganization, restructuring and other charges may involve assumptions and judgments about future costs and timing for amounts related to personnel terminations, stay bonuses, lease termination costs, lease sublet revenues, outplacement services, contract termination costs, asset impairments and other exit costs. Management may estimate these costs using existing contractual and other data or may rely on third party expert data.	When we incur a liability related to these actions, we estimate and record all appropriate expenses. We do not believe it is reasonably likely that the estimates or assumptions used to determine our reorganization, restructuring and other charges will change materially in the future. However if our estimates are materially different than our actual experience we could have a material gain or loss adjustment. For the year ended December 31, 2012 the Company recorded reorganization and other charges of approximately $46.3 million for reorganization, restructuring and asset impairment and other charges.

Recently Adopted and Newly Issued Accounting Pronouncements

Public companies in the United States are subject to the accounting and reporting requirements of various authorities, including the Financial Accounting Standards Board ("FASB") and the Securities and Exchange Commission ("SEC"). These authorities issue numerous pronouncements, most of which are not applicable to the Company's current or reasonably foreseeable operating structure. Below are the new authoritative pronouncements that management believes are relevant to the Company's current operations.

In July 2012, the FASB issued an update related to annual impairment testing for indefinite-lived intangible assets which provides companies with the option to perform a qualitative impairment assessment for their indefinite-lived intangible assets that may allow them to skip the annual fair value calculation. The qualitative assessment is similar to the screen companies can use to determine whether they must perform the two-step goodwill impairment test. Companies must identify and evaluate changes in economic, industry and company-specific events and circumstances that could affect the significant inputs used in determining the fair value of these assets. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* . ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders' equity and requires that all items of net income, items of other comprehensive income and total comprehensive income be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted this ASU in the first quarter of 2012. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

Highlights from 2012

The discussion of our results of operations and financial condition that follows will provide information that will assist in understanding our financial statements and information about how certain accounting principles and estimates affect the consolidated financial statements. This discussion should be read in conjunction with the consolidated financial statements included herein.

- Sales declined 3.7%, 1.9% on a constant currency basis, to $3.5 billion in 2012 compared to 2011.
- Business to business channel sales grew 5.1%, 8.0% on a constant currency basis, to $2.1 billion in 2012 over 2011.
- Consumer channel sales declined 14.0%, 13.7% on a constant currency basis, to $1.5 billion in 2012 compared to 2011.
- Movements in exchange rates negatively impacted European sales by approximately $57.6 million and Canadian sales by approximately $7.1 million.
- Special one-time asset impairment charges of $35.3 million related to intangible assets and goodwill of CompUSA and Circuit City.
- Special one-time asset write downs of $4.6 million related to the exit from the PC manufacturing business.

Results of Operations

Key Performance Indicators* (in millions):

	Years Ended December 31,					
	2012	2011	% Change	2011	2010	% Change
Net sales by segment:						
Technology Products	$ 3,137.6	$ 3,357.4	(6.5)%	$ 3,357.4	$ 3,336.9	0.6%
Industrial Products	401.9	319.9	25.6%	319.9	250.0	28.0%
Corporate and other	5.1	3.3	54.5%	3.3	2.2	50.0%
Consolidated net sales	$ 3,544.6	$ 3,680.6	(3.7)%	$ 3,680.6	$ 3,589.1	2.5%
Net sales by channel:						
Business to business	$ 2,085.8	$ 1,984.4	5.1%	$ 1,984.4	$ 1,769.7	12.1%
Consumer	1,458.8	1,696.2	(14.0)%	1,696.2	1,819.4	(6.8)%
Consolidated net sales	$ 3,544.6	$ 3,680.6	(3.7)%	$ 3,680.6	3,589.1	2.5%
Consolidated gross margin	13.8%	14.4%	(0.6)%	14.4%	13.6%	0.8%
Consolidated SG&A costs**	$ 528.0	$ 449.7	17.4%	$ 449.7	$ 420.7	6.9%
*Consolidated SG&A costs** as % of sales*	14.9%	12.2%	2.7%	12.2%	11.7%	0.5%
Operating income (loss) from continuing operations by segment:*						
Technology Products	$ (47.2)	$ 68.0	(169.4)%	$ 68.0	$ 65.0	4.6%
Industrial Products	29.9	35.1	(14.8)%	35.1	24.1	45.6%
Corporate and other	(22.6)	(22.3)	(1.3)%	(22.3)	(20.3)	(9.9)%
Consolidated operating income (loss)	$ (39.9)	$ 80.8	(149.4)%	$ 80.8	$ 68.8	17.4%
Operating margin from continuing operations by segment :*						
Technology Products	(1.5)%	2.0%	(3.5)%	2.0%	1.9%	0.1%
Industrial Products	7.4%	11.0%	(3.6)%	11.0%	9.6%	1.4%
Consolidated operating margin from continuing operations	(1.1)	2.2%	(3.3)%	2.2%	1.9%	0.3%
Effective income tax rate	80.8%	30.9%	49.9%	30.9%	35.6%	(4.7)%
Net income (loss) from continuing operations	$ (8.0)	$ 54.6	(114.7)%	$ 54.6	$ 42.6	28.2%
Net margin from continuing operations	(0.2)%	1.5%	(1.7)%	1.5%	1.2%	0.3%

* excludes discontinued operations
**includes special charges (gains), net (See Note 7 of Notes to Consolidated Financial Statements).

NET SALES

SEGMENTS:

The Technology Products net sales decrease is attributable to weakness in North American consumer web, television and retail store sales which were only partially offset by our European business to business sales growth. We have made a number of investments in the European market to better capitalize on the opportunities we see in those existing markets and we have built out our European team to support anticipated growth. On a constant currency basis, sales declined 4.6% or $155.2 million.

The Industrial Products net sales increase in 2012 is attributable to increased product offerings on the Company's websites, including the recently opened Canadian website, and the addition of business to business sales personnel to strengthen our sales teams.

The Technology Products net sales increase in 2011 compared to 2010 is attributable to the effects of currency movements and improved business to business sales offset by decreased consumer channel sales. On a constant currency basis, sales declined 1.0% or $33.5 million. This decline is due to lower sales in certain geographies, primarily North America and certain channels, primarily unassisted web and television shopping. The Industrial Products segment net sales increase in 2011 compared to 2010 is attributable to more products offered on the Company's website and the addition of new sales personnel.

CHANNEL SALES:

The increase in consolidated business to business channel sales was driven by the Industrial Products segment's additional products offered and new product categories on the Company's website and addition of sales personnel. On a constant currency basis, worldwide business to business channel sales grew 8.0%.

The decline in consolidated consumer-channel sales resulted from softness in television shopping, internet and retail stores in North America. Consumer-channel sales declines were primarily the result of declines in sales of personal computers and televisions, driven by both volume and selling price erosion. On a constant currency basis, worldwide consumer channel sales declined 14.8%.

The worldwide business to business channel sales increase in 2011 resulted primarily from the Industrial Products segment's additional product lines and the addition of business to business sales personnel in both the Technology Products and Industrial Products segments. On a constant currency basis, worldwide business to business channel sales grew 9.7% in 2011. The worldwide consumer-channels, defined as revenues from retail stores, consumer websites, inbound call centers and shopping channels, decline resulted primarily from European and North American unassisted web and television shopping sales. On a constant currency basis, worldwide consumer channel sales declined 7.4% in 2011.

The Company exited the Software Solutions segment in June 2009. One customer remained being served by the Company until the second quarter of 2012. The termination of this customer has resulted in all prior period results for this business segment to be classified as discontinued operations in the second quarter of 2012.

GROSS MARGIN

The consolidated gross margin decrease in 2012 is due to increased promotional freight campaigns and competitive pricing pressures within our North American Technology business offset by changes in the segment and channel mix, with Industrial Products sales, which are typically higher margin than Technology Products, contributing a larger percentage to gross profit dollars. Gross margin is dependent on variables such as product mix, vendor price protection and other sales incentives, competition, pricing strategy, cooperative advertising funds required to be classified as a reduction to cost of sales, freight discounting and other variables, any or all of which may result in fluctuations in gross margin .

The consolidated gross margin increase in 2011 was due to changes in the segment and channel mix, with Industrial Products sales, which are typically higher margin than Technology Products, contributing a larger percentage to gross profit dollars. Modest improvements in our freight margin in Technology Products contributed to the improved margin from our ongoing freight and logistics initiatives.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The selling, general and administrative expenses increase in 2012 primarily resulted from the increased Industrial Products sales volume and increases in facility and other operating costs related to the Industrial Products segment compared to 2011. Significant expense increases include approximately $4.5 million of increased payroll and related costs due to additional contract labor expenses, approximately $2.3 million in expenses related to ongoing sales tax and other regulatory audits in our North American Technology business; additional rent and related costs of approximately $1.4 million due to the opening of a new distribution center in the Industrial Products segment and new sales and administrative offices in the United Kingdom, approximately $6.9 million of reduced vendor co-operative funding partially offset by savings in catalog and store advertising costs, and increased internet advertising of $11.4 million. The Company incurred approximately $0.6 million of additional depreciation and amortization compared to 2011 due to the addition of our Industrial Products segment distribution center and extensive data storage upgrades and fabrication materials acquired in that segment.

The selling, general and administrative expenses increase in 2011 primarily resulted from the increased sales volume, increases in facility and other operating costs related to the retail stores being opened a full year compared to 2010 and hiring of additional sales personnel. Significant expense increases include approximately $21.4 million of increased payroll, and related costs due to additional sales personnel and additional retail stores operating for the full year of 2011 compared to 2010, additional rent and related costs of approximately $2.8 million and $10.1 million of increased internet, store space ads advertising and reduced cooperative advertising funding on catalogs, offset by decreased spending on catalogs compared to 2010. The Company incurred approximately $2.8 million of additional depreciation and amortization compared to 2010 due to significant additions to our second distribution center, expenditures in our retail stores and amortization of intangible assets.

SPECIAL CHARGES (GAINS), NET

The Company recorded net special charges of approximately $46.3 million primarily related to asset impairment charges of $39.9 million in the North American Technology Products business which includes the write off of $35.3 million of intangible assets and goodwill of CompUSA and Circuit City and $4.6 million related to the closing of the Company's computer manufacturing location. The North American Technology Products business also incurred $0.5 million of severance costs related to the exit from the computer manufacturing business as well as $1.8 million related to patent settlements with non-practicing entities (see Notes 2 and 7 of the Notes to Consolidated Financial Statements). These charges were partially offset by net recoveries of $3.9 million for litigation costs and settlements related to a former officer and director of the Company. There were also $8.0 million of severance related charges incurred in the Technology Products business and the Industrial Products segment.

In 2011 the Company recorded a net special gain of approximately $5.6 million primarily related to the investigation and settlement with a former officer and director of the Company (see Note 8 of the Notes to Consolidated Financial Statements). A special gain of approximately $8.4 million related to the Settlement Agreement was recorded in the second quarter of 2011. This gain was partially offset by charges for related investigative, legal and professional fees of approximately $2.8 million for the year.

OPERATING MARGIN

The decline in Technology products operating margin was primarily due to $39.9 million of asset impairment charges, $6.4 million of severance and other reorganization related charges, $1.8 million of patent settlements with non-practicing entities offset by net recoveries of $3.9 million for litigation costs and settlements related to a former officer and director of the Company. Excluding these net charges, Technology Products operating margin would have declined compared to 2011 due to the soft demand for personal computers and consumer electronics, a decline in vendor co-operative funding within the North America technology business, and lower sales and gross profit to cover fixed selling, general and administrative expenses, partially offset by continued strength in business to business operations.

Technology products operating margin increased 10 basis points in 2011 versus 2010 due to the effect of a special gain recorded in 2011 related to the investigation of the former officer and director of the Company and the special charges incurred in 2010 for the WStore integration. Excluding these gains and charges, Technology products operating margin would have declined compared to 2010 due to continuing price promotions offered and increased spending related to the retail stores, additional headcount and a full year of operation of the second distribution center.

The decline in Industrial Products operating margin was due to a shift towards drop shipped products which tend to lower consolidated profit margins, a decline in freight margins, costs incurred for the new distribution and call center which opened in the second quarter 2012, and sales and other personnel costs as the segment continues to expand into newer product categories.

Industrial products operating margin increased 140 basis points in 2011 due to increased demand for the segment's various products, the availability of additional products on the Company's websites and in its catalogs and additional sales personnel.

The increase in Corporate and other loss primarily resulted from increased overhead expenses. Corporate and other operating costs increased 13.2% during 2011 primarily as a result of increased personnel costs and increased tax and accounting fees offset by savings in general consulting fees.

The discontinued operations of Software Solutions incurred a loss of approximately $0.3 million, $0.2 million and $0.0 million, net of tax, for the years ended December 31, 2012, 2011 and 2010, respectively.

INTEREST EXPENSE

Interest expense was $1.7 million, $2.2 million, and $1.8 million for 2012, 2011 and 2010, respectively. The interest expense decrease is attributable to decreasing balances owed on the Recovery Zone Bond facility and outstanding capital lease obligations. The increase in 2011 compared to 2010 is primarily the result of a full year of interest on the Recovery Zone Bond entered into to finance the equipment for the second Technology Products distribution center opened in 2010.

INCOME TAXES

The Company's effective tax rate was an 80.8% benefit in 2012 as compared to a 30.9% provision in 2011. The tax benefit in 2012 is primarily due to the reversal of approximately $15.1 million of valuation allowances against deferred tax assets of the Company's French subsidiary as a result of the subsidiary no longer being in a cumulative loss position and operating losses in the United States, including impacts of the asset impairment charges recorded.

The effective tax rate in 2011 was 30.9% compared to 35.6% in 2010. The lower tax rate in 2011 is primarily the result of the company's France operations having sufficient income to partially utilize net operating loss carryforwards that had a full valuation allowance applied.

Seasonality

The Company's fourth quarter has represented a greater portion of annual sales than historically. Net sales have historically been modestly weaker during the second and third quarters as a result of lower business activity during those months. The following table sets forth the net sales seasonality, excluding discontinued operations, for each of the quarters since January 1, 2010 *(amounts in millions)* .

	Quarter Ended			
	March 31	**June 30**	**September 30**	**December 31**
2012				
Net sales	$ 913.6	$ 849.5	$ 846.3	$ 935.2
Percentage of year's net sales	25.8%	24.0%	23.9%	26.3%
2011				
Net sales	$ 929.8	$ 872.2	$ 900.2	$ 978.4
Percentage of year's net sales	25.3%	23.7%	24.4%	26.6%
2010				
Net sales	$ 914.9	$ 806.0	$ 862.6	$ 1,005.6
Percentage of year's net sales	25.5%	22.5%	24.0%	28.0%

Financial Condition, Liquidity and Capital Resources

Selected liquidity data (in millions):

	December 31,		
	2012	**2011**	**$ Change**
Cash	$ 150.7	$ 97.3	$ 53.4
Accounts receivable, net	$ 297.4	$ 269.0	$ 28.4
Inventories	$ 367.2	$ 372.2	$ (5.0)
Assets available for sale	$ 2.3	$ -	$ 2.3
Prepaid expenses and other current assets	$ 21.2	$ 18.2	$ 3.0
Accounts payable	$ 405.3	$ 336.5	$ 68.8
Accrued expenses and other current liabilities	$ 83.5	$ 72.4	$ 11.1
Current portion of long term debt	$ 2.8	$ 2.6	$ 0.2
Working capital	$ 360.8	$ 354.8	$ 6.0

Our primary liquidity needs are to support working capital requirements in our business, including working capital for the exit from the PC manufacturing business, opening a shared services center in Hungary, reorganizing our European operations, including separation costs, the new distribution and call center for our Industrial Products segment, funding capital expenditures, including those related to our retail stores and information technology systems, implementing new inventory and warehouse functions in Europe, continued investment in upgrading and expanding our technological capabilities, repaying outstanding debt, special dividends declared by our Board of Directors and acquisitions. We rely principally upon operating cash flows to meet these needs. We believe that cash flows from operations and our availability under credit facilities will be sufficient to fund our working capital and other cash requirements for the next twelve months. We believe our current capital structure and cash resources are adequate for our internal growth initiatives. To the extent our growth initiatives expand, including major acquisitions, we would seek to raise additional capital. We believe that, if needed, we can access public or private funding alternatives to raise additional capital.

Our working capital increase in 2012 is primarily the result of increased cash, accounts receivable, and prepaid balances offset by increased accounts payable, accrued expenses and other current liabilities balances compared to 2011. Accounts receivable days outstanding were at 29.0 in 2012 up from 27.0 in 2011. We expect that future accounts receivable and inventory balances will fluctuate with net sales and the mix of our net sales between consumer and business customers.

Net cash provided by operating activities from continuing operations was $75.4 million, $18.4 million, and $64.7 million during 2012, 2011, and 2010, respectively. The increase in cash provided by operating activities in 2012 compared to 2011 resulted from a $104.2 million increase in our working capital accounts, primarily the result of increased payable balances at year end offset by a $47.2 million decrease in net income adjusted by non-cash items, such as asset impairment charges, depreciation and provision for deferred income taxes. The decrease in cash provided by operating activities in 2011 compared to 2010 resulted from changes in our working capital accounts which used $49.2 million offset by a $2.9 million increase in net income adjusted by other non-cash items, such as depreciation expense. Net cash used in operating activities from discontinued operations during 2012 and 2011 was $0.4 million and $0.2 million, respectively and net cash provided by discontinued operations in 2010 was $0.2 million.

Net cash used in investing activities from continuing operations was $12.0 million for 2012 and were for warehouse racking systems for the new distribution center, network upgrades, fabrication equipment, expenditures for a new retail store opening, upgrades and enhancements to our information and communications systems hardware. In 2011, net cash used in investing activities was $12.3 million, primarily for upgrades and enhancements to our information and communication systems hardware and software and expenditures in retail stores in North America. In 2010, net cash used in investing activities was $24.7 million, primarily for capital expenditures including expenditures for the second North American distribution center for the Technology Products segment.

Net cash used in financing activities from continuing operations was $11.1 million in 2012, $0.5 million in 2011 and $4.5 million in 2010. In 2012, we paid a special dividend of $9.1 million and repaid approximately $2.8 million of capital lease obligations. Net proceeds and excess tax benefits from stock option exercises provided $0.8 million. In 2011, we borrowed and repaid approximately $10.9 million from revolving credit and short term debt facilities. We repaid approximately $2.5 million in capital lease obligations. Net proceeds and excess tax benefits from stock option exercises provided $0.5 million and we received proceeds of approximately $1.5 million from the Recovery Zone Facility Bond. In 2010, we borrowed and repaid approximately $261.7 million against our credit facilities. We repaid approximately $13.2 million in short term debt and approximately $1.3 million in capital lease obligations and received proceeds of approximately $7.9 million from the Recovery Zone Facility Bond. Net proceeds and excess tax benefits from stock option exercises provided approximately $2.1 million of cash. Net cash used in financing activities from discontinued operations was $0 million, $0.2 million and $0.2 million for 2012, 2011 and 2010, respectively.

The Company maintains a $125.0 million (which may be increased to $200.0 million, subject to certain conditions) secured revolving credit agreement with a group of financial institutions which provides for borrowings in the United States. The credit facility has a five year term and expires in October 2015. Borrowings are secured by substantially all of the Company's assets, including accounts receivable, inventory and certain other assets, subject to limited exceptions. The credit agreement contains certain operating, financial and other covenants, including limits on annual levels of capital expenditures, availability tests related to payments of dividends and stock repurchases and fixed charge coverage tests related to acquisitions. The revolving credit agreement requires that a minimum level of availability be maintained. If such availability is not maintained, the Company will be required to maintain a fixed charge coverage ratio (as defined). The borrowings under the agreement are subject to borrowing base limitations of up to 85% of eligible accounts receivable and up to 40% of qualified inventories. The interest rate under this facility is computed at applicable market rates based on LIBOR or the Prime Rate, plus an applicable margin. The applicable margin varies based on borrowing base availability. As of December 31, 2012, eligible collateral under this agreement was $110.6 million, total availability was $104.6 million, total outstanding letters of credit were $6.0 million and there were no outstanding advances. The Company was in compliance with all of the covenants under this facility as of December 31, 2012.

The Company's WStore subsidiary maintained a revolving credit agreement with a financial institution in France which was secured by WStore accounts receivable balances. This credit facility was terminated by the Company on June 9, 2012. Available amounts for borrowing under this facility included all accounts receivable balances not over 60 days past due reduced by the greater of €4.0 million or 10% of the eligible accounts receivable.

The Company (through a subsidiary) has an outstanding Bond financing with the Development Authority of Jefferson, Georgia (the "Authority"). The Bonds were issued by the Authority and initially purchased by GE Government Finance Inc., and mature on October 1, 2018. The proceeds from the Bonds were used to finance capital equipment purchased for the Company's distribution facility located in Jefferson, Georgia. The purchase and installation of the equipment for the facility was completed by December 31, 2011. Pursuant to the transaction, the Company transferred to the Authority, for consideration consisting of the Bonds proceeds, ownership of the equipment and the Authority leased the equipment to the Company's subsidiary pursuant to a capital equipment lease expiring October 1, 2018. Under the capital equipment lease the Company has the right to acquire ownership of the equipment at any time for a purchase price sufficient to pay off all principal and interest on the Bonds, plus $1.00. As a result of the capital lease treatment for this transaction, the leased equipment is included in property, plant and equipment in the Company's consolidated balance sheet. As of December 31, 2012, the Company had $5.9 million outstanding against this financing facility.

Our earnings and cash flows are seasonal in nature, with the fourth quarter of the fiscal year generating higher earnings and cash flows than the other quarters. Levels of earnings and cash flows are dependent on factors such as consolidated gross margin and selling, general and administrative costs as a percentage of sales, product mix and relative levels of domestic and foreign sales. Unusual gains or expense items, such as special (gains) charges and settlements, may impact earnings and are separately disclosed. We expect that past performance may not be indicative of future performance due to the competitive nature of our Technology Products segment where the need to adjust prices to gain or hold market share is prevalent.

Macroeconomic conditions, such as business and consumer sentiment, may affect our revenues, cash flows or financial condition. However, we do not believe that there is a direct correlation between any specific macroeconomic indicator and our revenues, cash flows or financial condition. We are not currently interest rate sensitive, as we have significant cash balances and minimal debt.

The expenses and capital expenditures described above will require significant levels of liquidity, which we believe can be adequately funded from our currently available cash resources. In 2013 we anticipate capital expenditures of approximately $15.6 million, though at this time we are not contractually committed to incur these expenditures. Over the past several years we have engaged in opportunistic acquisitions, choosing to pay the purchase price in cash, and may do so in the future as favorable situations arise. However, a deep and prolonged period of reduced consumer and/ or business to business spending could adversely impact our cash resources and force us to either forego future acquisition opportunities or to pay the purchase price in shares of our common stock, which could have a dilutive effect on our earnings per share. In addition we anticipate cash needs for implementation of the financial systems. We believe that our cash balances, future cash flows from operations and our availability under credit facilities will be sufficient to fund our working capital and other cash requirements for at least the next twelve months.

We maintain our cash and cash equivalents primarily in money market funds or their equivalent. As of December 31, 2012, all of our investments had maturities of less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

We are obligated under non-cancelable operating leases for the rental of most of our facilities and certain of our equipment which expire at various dates through 2032. We have sublease agreements for unused space we lease in the United Kingdom. In the event the sub lessee is unable to fulfill its obligations, we would be responsible for rents due under the leases.

Following is a summary of our contractual obligations for future principal payments on our debt, minimum rental payments on our non-cancelable operating leases and minimum payments on our other purchase obligations as of December 31, 2012 (in millions):

		Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:						
Capital lease obligations	$	9.7	3.3	6.2	0.2	-
Non-cancelable operating leases, net of subleases		233.3	28.4	75.3	59.3	70.3
Purchase & other obligations		46.8	28.2	9.6	9.0	-
Total contractual obligations	$	289.8	59.9	91.1	68.5	70.3

Our purchase and other obligations consist primarily of certain employment agreements and service agreements.

In addition to the contractual obligations noted above, we had $6.0 million of standby letters of credit outstanding as of December 2012.

We are party to certain litigation, the outcome of which we believe, based on discussions with legal counsel, will not have a material adverse effect on our consolidated financial statements.

Tax contingencies are related to uncertain tax positions taken on income tax returns that may result in additional tax, interest and penalties being paid to taxing authorities. As of December 31, 2012, the Company had no material uncertain tax positions.

In January 2013, the Company entered into a lease for the European Technology Products segment's shared services center. The facility, located in Budapest, Hungary, is approximately 52,000 square feet and is leased through March 2023. The following table details the contractual obligations related to this lease (in millions):

	Payments due by period					
	2013	2014	2015	2016	2017	After 2017
Shared services center operating lease	$ 0.3	$ 0.9	$ 1.1	$ 1.1	$ 1.1	$ 5.5

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

The Company currently leases its facility in Port Washington, NY from Addwin Realty Associates, an entity owned by Richard Leeds, Bruce Leeds, and Robert Leeds, senior executives, Directors and controlling shareholders of the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks, which include changes in U.S. and international interest rates as well as changes in currency exchange rates (principally British Pounds Sterling, European Union Euros and Canadian Dollars) as measured against the U.S. Dollar and each other.

The translation of the financial statements of our operations located outside of the United States is impacted by movements in foreign currency exchange rates. Changes in currency exchange rates as measured against the U.S. dollar may positively or negatively affect income statement, balance sheet and cash flows as expressed in U.S. dollars. Sales would have fluctuated by approximately $140.0 million and pretax income would have fluctuated by approximately $4.0 million if average foreign exchange rates changed by 10% in 2012. We have limited involvement with derivative financial instruments and do not use them for trading purposes. We may enter into foreign currency options or forward exchange contracts aimed at limiting in part the impact of certain currency fluctuations, but as of December 31, 2012 we had no outstanding forward exchange contracts.

Our exposure to market risk for changes in interest rates relates primarily to our variable rate debt. Our variable rate debt consists of short-term borrowings under our credit facilities. As of December 31, 2012, there were no outstanding balances under our variable rate credit facility. A hypothetical change in average interest rates of one percentage point is not expected to have a material effect on our financial position, results of operations or cash flows over the next fiscal year.

Item 8. Financial Statements and Supplementary Data.

The information required by Item 8 of Part II is incorporated herein by reference to the Consolidated Financial Statements filed with this report; see Item 15 of Part IV.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2012. Based upon this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective.

Inherent Limitations of Internal Controls over Financial Reporting

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Management, including the Company's Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, a copy of which is included in this report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting for the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 of Part III is hereby incorporated by reference to the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders. (the "Proxy Statement").

Item 11. Executive Compensation.

The information required by Item 11 of Part III is hereby incorporated by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by item 12 of Part III is hereby incorporated by reference to the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 10 of Part III is hereby incorporated by reference to the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 of Part III is hereby incorporated by reference to the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) 1. Consolidated Financial Statements of Systemax Inc. **Reference**

2. Financial Statement Schedules:

The following financial statement schedule is filed as part of this report and should be read together with our consolidated financial statements:

Schedules not included with this additional financial data have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Item 15. Exhibits and Financial Statement Schedules.

3. Exhibits.

Exhibit No.	Description
3.1	Composite Certificate of Incorporation of Registrant, as amended (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2001)
3.2	Amended and Restated By-laws of Registrant (effective as of December 29, 2007, incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2007)
3.3	Amendment to the Bylaws of the Registrant (incorporated by reference to the Company's report on Form 8-K dated March 3, 2008)
4.1	Stockholders Agreement (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1995)
10.1	Form of 1995 Long-Term Stock Incentive Plan* (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 333-1852)
10.2	Form of 1995 Stock Plan for Non-Employee Directors* (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 333-1852)
10.3	Form of 1999 Long-Term Stock Incentive Plan as amended* (incorporated by reference to the Company's report on Form 8-K dated May 20, 2003)
10.4	Form of 2006 Stock Incentive Plan for Non-Employee Directors* (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2006)
10.5	Form of 2005 Employee Stock Purchase Plan* (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2006)
10.6	Lease Agreement dated September 20, 1988 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
10.7	First Amendment to Lease Agreement dated September 20, 1998 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 1998)
10.8	Second Amendment to Lease Agreement dated September 20, 1988 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2007)
10.9	Build-to-Suit Lease Agreement dated April, 1995 among the Company, American National Bank and Trust Company of Chicago (Trustee for the original landlord) and Walsh, Higgins & Company (Contractor) ("Naperville Illinois Facility Lease") (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
10.10	First Amendment, dated as of February 1, 2006, to the Naperville Illinois Facility Lease between the Company and Ambassador Drive LLC (current landlord) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2005)
10.11	Lease Agreement dated September 17, 1998 between Tiger Direct, Inc. and Keystone Miami Property Holding Corp. (Miami facility) (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1998)
10.12	First Amendment, dated as of September 5, 2003, to the Lease Agreement between Tiger Direct, Inc. and Keystone Miami Property Holding Corp. (Miami facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2010)
10.13	Second Amendment, dated March 22, 2007, to the Lease Agreement between Tiger Direct, Inc. and Keystone Miami Property Holding Corp. (Miami facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2010)

10.14	Third Amendment, dated as of June 26, 2009, to the Lease Agreement between Tiger Direct, Inc. and Mota Associates Limited Partnership (successor in interest to landlord Keystone Miami Property Holding Corp.) (Miami facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2010)
10.15	Lease agreement, dated December 8, 2005, between the Company and Hamilton Business Center, LLC (Buford, Georgia facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2005)
10.16	First Amendment, dated as of June 12, 2006, to the Lease Agreement between the Company and Hamilton Business Center, LLC (Buford, Georgia facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2005)
10.18	Employment Agreement, dated as of October 3, 2011, between Systemax Inc. and David Sprotsy* (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2011)
10.19	Executive Directors Service Agreement, dated December 15, 2011, between Misco UK Limited and Perminder Dale* (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2011)
10.20	Employment Agreement, dated as of January 17, 2007, between the Company and Lawrence P. Reinhold*(incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2006)
10.21	Amendment No.1, dated December 30, 2009, to the Employment Agreement between the Company and Lawrence P. Reinhold* (incorporated by reference to the Company's report on Form 8-K dated December 30, 2009)
10.25	Second Amended and Restated Credit Agreement, dated as of October 27, 2010, by and among Systemax Inc. and certain affiliates thereof and JPMorgan Chase Bank, N.A., as U.S. Administrative Agent, J.P. Morgan Europe Limited, as UK Administrative Agent, J.P. Morgan Securities, Inc. as Sole Bookrunner and Sole Lead Arranger, and the lenders from time to time party thereto (incorporated by reference to the Company's report on Form 8-K dated November 2, 2010)
10.26	Amendment No. 1 and Waiver, dated as of December 15, 2011, to the Second Amended and Restated Credit Agreement by and among Systemax Inc. and certain affiliates thereof and JPMorgan Chase Bank, N.A., as U.S. Administrative Agent, J.P. Morgan Europe Limited, as UK Administrative Agent and the lenders from time to time party thereto (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2011)
10.27	Lease Agreement, dated as of September 1, 2010, among Development Authority of Jefferson, Georgia, GE Government Finance Inc. and SYX Distribution Inc. (incorporated by reference to the Company's report on Form 8-K dated September 24, 2010)
10.28	Corporate Guaranty and Negative Pledge Agreement, dated as of September 1, 2010, among Systemax Inc., Development Authority of Jefferson, Georgia and GE Government Finance Inc. (incorporated by reference to the Company's report on Form 8-K dated September 24, 2010).
10.29	Escrow Agreement, dated as of September 1, 2010, among Marshall & Ilsley Trust Company, N.A. (as escrow agent), GE Government Finance Inc., Development Authority of Jefferson, Georgia and SYX Distribution Inc. (incorporated by reference to the Company's report on Form 8-K dated September 24, 2010)
10.30	Lease Agreement, dated February 27, 2012 between PR I Washington Township NJ, LLC as Landlord and Global Equipment Company Inc. as Tenant (Robbinsville, NJ facility) (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2012)
10.31	Form of 2010 Long Term Incentive Plan* (incorporated by reference to the Company's Definitive Proxy Statement filed April 29, 2010)
14	Corporate Ethics Policy for Officers, Directors and Employees (revised as of August, 2012) (filed herewith)
21	Subsidiaries of the Registrant (filed herewith)
23	Consent of Independent Registered Public Accounting Firm (filed herewith)
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYSTEMAX INC.

By: /s/ RICHARD LEEDS

Richard Leeds
Chairman and Chief Executive Officer

Date: March 14, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD LEEDS Richard Leeds	Chairman and Chief Executive Officer (Principal Executive Officer)	March 14, 2013
/s/ BRUCE LEEDS Bruce Leeds	Vice Chairman and Director	March 14, 2013
/s/ ROBERT LEEDS Robert Leeds	Vice Chairman and Director	March 14, 2013
/s/ LAWRENCE P. REINHOLD Lawrence P. Reinhold	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	March 14, 2013
/s/ THOMAS AXMACHER Thomas Axmacher	Vice President and Controller (Principal Accounting Officer)	March 14, 2013
/s/ ROBERT D. ROSENTHAL Robert D. Rosenthal	Director	March 14, 2013
/s/ STACY DICK Stacy Dick	Director	March 14, 2013
/s/ MARIE ADLER-KRAVECAS Marie Adler-Kravecas	Director	March 14, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Systemax Inc.

We have audited the accompanying consolidated balance sheets of Systemax Inc. and subsidiaries ("the Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15 (a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Systemax Inc. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Systemax Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2013 expressed and unqualified opinion thereon.

/s/ Ernst & Young LLP
New York, New York
March 14, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Systemax Inc.

We have audited Systemax Inc. and subsidiaries ("the Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Systemax Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Systemax Inc. and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 14, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
New York, New York
March 14, 2013

SYSTEMAX INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except for share data)

	December 31, 2012	December 31, 2011
ASSETS:		
Current assets:		
Cash	$ 150.7	$ 97.3
Accounts receivable, net of allowances of $15.5 and $14.7	297.4	269.0
Inventories	367.2	372.2
Assets available for sale	2.3	-
Prepaid expenses and other current assets	21.2	18.2
Deferred income taxes	13.6	9.6
Total current assets	852.4	766.3
Property, plant and equipment, net	63.0	70.7
Deferred income taxes	30.2	-
Goodwill and intangibles	11.1	47.8
Other assets	5.6	4.9
Total assets	$ 962.3	$ 889.7
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$ 405.3	$ 336.5
Accrued expenses and other current liabilities	83.5	72.4
Current portion of long term debt	2.8	2.6
Total current liabilities	491.6	411.5
Long term debt	5.3	7.1
Deferred income taxes	-	2.3
Other liabilities	19.1	14.5
Total liabilities	516.0	435.4
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $.01 per share, authorized 25 million shares; issued none		
Common stock, par value $.01 per share, authorized 150 million shares; issued 38,861,992 and 38,861,992 shares; outstanding 36,554,972 and 36,398,523 shares	0.4	0.4
Additional paid-in capital	183.0	180.5
Treasury stock at cost —2,307,020 and 2,463,496 shares	(28.6)	(30.5)
Retained earnings	290.5	307.9
Accumulated other comprehensive gain (loss)	1.0	(4.0)
Total shareholders' equity	446.3	454.3
Total liabilities and shareholders' equity	$ 962.3	$ 889.7

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Year Ended December 31,		
	2012	**2011**	**2010**
Net sales	$ 3,544.6	$ 3,680.6	$ 3,589.1
Cost of sales	3,056.5	3,150.1	3,099.6
Gross profit	488.1	530.5	489.5
Selling, general and administrative expenses	481.7	455.3	416.4
Special (gains) charges, net	46.3	(5.6)	4.3
Operating income (loss) from continuing operations	(39.9)	80.8	68.8
Foreign currency exchange loss	0.3	1.0	1.7
Interest and other income, net	(0.3)	(1.4)	(0.8)
Interest expense	1.7	2.2	1.8
Income (loss) from continuing operations before income taxes	(41.6)	79.0	66.1
Provision for (benefit from) income taxes	(33.6)	24.4	23.5
Income (loss) from continuing operations	(8.0)	54.6	42.6
Loss from discontinued operations, net of tax	(0.3)	(0.2)	(-)
Net income	$ (8.3)	$ 54.4	$ 42.6
Income (loss) from continuing operations per common share:			
Basic	$ (0.22)	$ 1.48	$ 1.15
Diluted	$ (0.22)	$ 1.47	$ 1.13
Net income (loss) per common share:			
Basic	$ (0.22)	$ 1.48	$ 1.15
Diluted	$ (0.22)	$ 1.47	$ 1.13
Weighted average common and common equivalent shares:			
Basic	36.9	36.8	37.0
Diluted	36.9	37.1	37.6
Dividends declared	$ 0.25	-	-

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Year Ended December 31,		
	2012	**2011**	**2010**
Net income (loss)	$ (8.3)	$ 54.4	$ 42.6
Other comprehensive income (loss):			
Foreign currency translation	5.0	(2.8)	(2.6)
Total comprehensive income (loss)	$ (3.3)	$ 51.6	$ 40.0

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income (loss) from continuing operations	$ (8.0)	$ 54.6	$ 42.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	18.0	17.5	14.5
Asset impairment charges	39.9	-	-
Provision for deferred income taxes	(36.6)	0.2	4.6
Provision for returns and doubtful accounts	5.0	3.2	3.3
Compensation expense related to equity compensation plans	4.1	1.9	2.5
Return of common stock-special gain	-	(7.9)	-
Excess tax benefit from exercises of stock options	(0.5)	(0.2)	(1.1)
Loss on dispositions and abandonment	0.3	0.1	0.1
Changes in operating assets and liabilities:			
Accounts receivable	(25.4)	(0.4)	(45.1)
Inventories	5.0	(4.1)	(5.9)
Prepaid expenses and other current assets	(18.7)	(4.5)	6.4
Income taxes payable (receivable)	12.9	4.8	(3.3)
Accounts payable, accrued expenses and other current liabilities	79.4	(46.8)	46.1
Net cash provided by operating activities from continuing operations	75.4	18.4	64.7
Net cash (used in) provided by operating activities from discontinued operations	(0.4)	(0.2)	0.2
Net cash provided by operating activities	75.0	18.2	64.9
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(12.1)	(12.3)	(24.7)
Proceeds from disposals of property, plant and equipment	0.1	-	-
Net cash used in investing activities	(12.0)	(12.3)	(24.7)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings on credit facility and short term debt	-	10.9	261.7
Repayments of borrowings on credit facility and short term debt	-	(10.9)	(274.9)
Proceeds from recovery zone bond	-	1.5	7.9
Repayments of capital lease obligations	(2.8)	(2.5)	(1.3)
Dividends paid	(9.1)	-	-
Proceeds from issuance of common stock	0.3	0.3	1.0
Excess tax benefit from exercises of stock options	0.5	0.2	1.1
Net cash used in financing activities from continuing operations	(11.1)	(0.5)	(4.5)
Net cash used in financing activities from discontinued operations	-	(0.2)	(0.2)
Net cash used in financing activities	(11.1)	(0.7)	(4.7)
EFFECTS OF EXCHANGE RATES ON CASH	1.5	-	(1.7)
NET INCREASE IN CASH	53.4	5.2	33.8
CASH – BEGINNING OF YEAR	97.3	92.1	58.3
CASH – END OF YEAR	$ 150.7	$ 97.3	$ 92.1
Supplemental disclosures:			
Interest paid	$ 1.4	$ 1.7	$ 1.3
Income taxes paid	$ 11.4	$ 19.2	$ 21.7
Supplemental disclosures of non-cash investing and financing activities:			
Acquisitions of equipment through capital leases	$ 1.3	$ 2.4	$ 9.4

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions, except share data in thousands)

	Common Stock					
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Treasury Stock, At Cost	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balances, December 31, 2009	36,451	$ 0.4	$ 180.5	$ (28.5)	$ 210.9	$ 1.4
Stock-based compensation expense			2.4			
Issuance of restricted stock	106		(0.4)	1.2		
Restricted stock withheld for employee taxes	(36)		(0.4)	(0.4)		
Exercise of stock options	234		(1.8)	2.8		
Income tax benefit on stock-based compensation			1.2			
Change in cumulative translation adjustment						(2.6)
Net income					42.6	
Balances, December 31, 2010	36,755	$ 0.4	$ 181.5	$ (24.9)	$ 253.5	$ (1.2)
Stock-based compensation expense			1.8			
Issuance of restricted stock	126		(1.4)	1.5		
Exercise of stock options	68		(0.5)	0.8		
Return of Common Stock	(550)			(7.9)		
Surrender of fully vested options			(1.1)			
Income tax benefit on stock-based compensation			0.2			
Change in cumulative translation adjustment						(2.8)
Net income					54.4	
Balances, December 31, 2011	36,399	$ 0.4	$ 180.5	$ (30.5)	$ 307.9	$ (4.0)
Stock-based compensation expense			4.0			
Issuance of restricted stock	47		(0.4)	0.6		
Exercise of stock options	109		(1.0)	1.3		
Surrender of fully vested options			(0.7)			
Income tax benefit on stock-based compensation			0.6			
Change in cumulative translation adjustment						5.0
Dividends Paid					(9.1)	
Net income (loss)					(8.3)	
Balances, December 31, 2012	36,555	$ 0.4	$ 183.0	$ (28.6)	$ 290.5	$ 1.0

See notes to consolidated financial statements.

SYSTEMAX INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Systemax Inc. and its wholly-owned subsidiaries (collectively, the "Company" or "Systemax"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications — Certain prior year amounts were reclassified to conform to current year presentation.

Use of Estimates In Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year — The Company's fiscal year ends at midnight on the Saturday closest to December 31. For clarity of presentation herein, all fiscal years are referred to as if they ended on December 31. The fiscal year will be divided into four fiscal quarters that each end at midnight on a Saturday. Fiscal quarters will typically include 13 weeks, but the fourth quarter will include 14 weeks in a 53 week fiscal year. For clarity of presentation herein, all fiscal quarters are referred to as if they ended on the traditional calendar month.

Foreign Currency Translation — The Company has operations in numerous foreign countries. The functional currency of each foreign country is the local currency. The financial statements of the Company's foreign entities are translated into U.S. dollars, the reporting currency, using year-end exchange rates for assets and liabilities, average exchange rates for the statement of operations items and historical rates for equity accounts. Translation gains or losses are recorded as a separate component of shareholders' equity.

Cash — The Company considers amounts held in money market accounts and other short-term investments, including overnight bank deposits, with an original maturity date of three months or less to be cash. Cash overdrafts are classified in accounts payable.

Inventories — Inventories consist primarily of finished goods and are stated at the lower of cost or market value. Cost is determined by using the first-in, first-out method except in Europe and retail locations where an average cost is used.

Assets available for sale — Assets available for sale consist of our ISO-9001: 2008 certified PC manufacturing facility located in Fletcher, Ohio, including land and land improvements. The cost of the land, land improvements and building has been adjusted to fair market value.

Property, Plant and Equipment — Property, plant and equipment is stated at cost. Furniture, fixtures and equipment, including equipment under capital leases, are depreciated using the straight-line or accelerated method over their estimated useful lives ranging from three to ten years. Buildings are depreciated using the straight-line method over estimated useful lives of 30 to 50 years. Leasehold improvements are amortized over the shorter of the useful lives or the term of the respective leases.

Evaluation of Long-lived Assets — Long-lived assets are evaluated for recoverability whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset is recognized.

Goodwill and intangible assets — Goodwill represents the excess of the cost of acquired assets over the fair value of assets acquired. The Company tests goodwill and intangibles for impairment annually or more frequently if indicators of impairment exist. The Company assesses the carrying value of its definite-lived intangible assets if circumstances indicate that those values may not be recoverable. In addition, goodwill is required to be tested for impairment after a portion of the goodwill is allocated to a business targeted for disposal. The Company's identifiable intangible assets consist of trademarks, trade and domain names, technology, retail leases and customer lists (See Note 2). The Company conducted an evaluation of its Technology Products multi-brand United States consumer strategy and the intangible assets used in that strategy and concluded that the Company's future North American consumer business would be optimized by consolidating its United States consumer operations under TigerDirect, its leading and largest brand. As a result an impairment charge of approximately $35.3 million related to the trademarks, domain names and goodwill of CompUSA and Circuit City was taken in the fourth quarter of 2012.

Accruals — Management makes estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates are based upon various factors such as the number of units sold, historical and anticipated results and data received from third party vendors. Actual results could differ from these estimates. Our most significant estimates include those related to the costs of vendor drop shipments, sales returns and allowances, cooperative advertising and customer rebate reserves, and other vendor and employee related costs.

Income Taxes — Deferred tax assets and liabilities are recognized for the effect of temporary differences between the book and tax bases of recorded assets and liabilities and for tax loss carry forwards. The realization of net deferred tax assets is dependent upon our ability to generate sufficient future taxable income. Where it is more likely than not that some portion or the entire deferred tax asset will not be realized, we have provided a valuation allowance. If the realization of those deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made.

The Company provides for uncertain tax positions and related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

Revenue Recognition and Accounts Receivable — The Company recognizes sales of products, including shipping revenue, when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time the product is received by the customers when title and risk of loss have transferred except in our Industrial Products segment where title and risk pass at time of shipment. Allowances for estimated subsequent customer returns, rebates and sales incentives are provided when revenues are recorded. Costs incurred for the shipping and handling of its products are recorded as cost of sales. Revenue from extended warranty and support contracts on the Company's assembled PCs is deferred and recognized over the contract period. The Company evaluates collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their credit rating and provides a reserve for accounts that are potentially uncollectible. Trade receivables are generally written off once all collection efforts have been exhausted. Accounts receivable are shown in the consolidated balance sheets net of allowances for doubtful collections and subsequent customer returns.

Advertising Costs — Expenditures for internet, television, local radio and newspaper advertising are expensed in the period the advertising takes place. Catalog preparation, printing and postage expenditures are amortized over the period of catalog distribution during which the benefits are expected, generally one to four months.

Net advertising expenses were $57.7 million, $40.2 million and $31.7 million during 2012, 2011 and 2010, respectively, and are included in the accompanying consolidated statements of operations. The Company utilizes advertising programs to support vendors, including catalogs, internet and magazine advertising, and receives payments and credits from vendors, including consideration pursuant to volume incentive programs and cooperative marketing programs. The Company accounts for consideration from vendors as a reduction of cost of sales unless certain conditions are met showing that the funds are used for specific, incremental, identifiable costs, in which case the consideration is accounted for as a reduction in the related expense category, such as advertising expense. The amount of vendor consideration recorded as a reduction of selling, general and administrative expenses totaled $47.8 million, $59.4 million and $65.6 million during 2012, 2011 and 2010, respectively.

Prepaid expenses as of December 2012 and 2011 include deferred advertising costs of $1.5 million and $1.7 million, respectively which are reflected as an expense during the periods benefited, typically the subsequent fiscal quarter.

Stock based compensation — The Company recognizes the fair value of share based compensation in the consolidated statement of operations over the requisite employee service period. Stock-based compensation expense includes an estimate for forfeitures and is recognized over the expected term of the award.

Net Income Per Common Share – Net income per common share - basic was calculated based upon the weighted average number of common shares outstanding during the respective periods presented using the two class method of computing earnings per share. The two class method was used as the Company has outstanding restricted stock with rights to dividend participation for unvested shares. Net income per common share - diluted was calculated based upon the weighted average number of common shares outstanding and included the equivalent shares for dilutive options outstanding during the respective periods, including unvested options. The dilutive effect of outstanding options and restricted stock issued by the Company is reflected in net income per share - diluted using the treasury stock method. Under the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options. The weighted average number of stock options outstanding included in the computation of diluted earnings per share was zero for the year ended December 31, 2012 and 0.3 million and 0.6 million for the years ended December 31, 2011 and 2010, respectively. The weighted average number of restricted stock awards included in the computation of diluted earnings per share was 0.0 million for the year December 31, 2012 and 0.1 million and 0.2 million for the years ended December 31, 2011 and 2010, respectively. The weighted average number of stock options outstanding excluded from the computation of diluted earnings per share was 1.1 million for the year ended December 31, 2012 and 0.8 million and 0.7 million for the years ended December 31, 2011 and 2010, respectively, due to their antidilutive effect.

Employee Benefit Plans - The Company's U.S. subsidiaries participate in a defined contribution 401(k) plan covering substantially all U.S. employees. Employees may invest 1% or more of their eligible compensation, limited to maximum amounts as determined by the Internal Revenue Service. The Company provides a matching contribution to the plan, determined as a percentage of the employees' contributions. Aggregate expense to the Company for contributions to such plans was approximately $1.0 million, $1.0 million and $0.9 million in 2012, 2011 and 2010, respectively.

Fair Value Measurements - Financial instruments consist primarily of investments in cash, trade accounts receivable debt and accounts payable. The Company estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices. At December 31, 2012 and 2011, the carrying amounts of cash, accounts receivable and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The Company's debt is considered to representative of its fair value because of its variable interest rate.

The fair value of goodwill and non-amortizing intangibles is measured on a non-recurring basis in connection with the Company's annual impairment testing. For goodwill, the fair value of the reporting unit to which the goodwill has been assigned is determined using a discounted cash flow model. A discounted cash flow model is also used to determine fair value of indefinite-lived intangibles using projected cash flows of the intangible. Unobservable inputs related to these discounted cash flow models include projected sales growth, same store sales growth, gross margin percentages, new business opportunities, working capital requirements, capital expenditures and growth in selling, general and administrative expense and are classified in accordance with ASC 820, "Fair Value Measurements and Disclosures", within Level 3 of the valuation hierarchy.

Significant Concentrations- Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, and accounts receivable. The Company's excess cash balances are invested with money center banks. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and their geographic dispersion comprising the Company's customer base. The Company also performs on-going credit evaluations and maintains allowances for potential losses as warranted.

We purchase substantially all of our products and components directly from manufacturers and large wholesale distributors. In 2012, no vendor accounted for 10% of more of our purchases. One vendor accounted for 11.5% and 10.0% of our purchases in 2011 and 2010, respectively. The loss of these vendors, or any other key vendors, could have a material adverse effect on us.

Recent Accounting Pronouncements

Public companies in the United States are subject to the accounting and reporting requirements of various authorities, including the Financial Accounting Standards Board ("FASB") and the Securities and Exchange Commission ("SEC"). These authorities issue numerous pronouncements, most of which are not applicable to the Company's current or reasonably foreseeable operating structure. Below are the new authoritative pronouncements that management believes are relevant to Company's current operations.

In July 2012, the FASB issued an update related to annual impairment testing for indefinite-lived intangible assets which provides companies with the option to perform a qualitative impairment assessment for their indefinite-lived intangible assets that may allow them to skip the annual fair value calculation. The qualitative assessment is similar to the screen companies can use to determine whether they must perform the two-step goodwill impairment test. Companies must identify and evaluate changes in economic, industry and company-specific events and circumstances that could affect the significant inputs used in determining the fair value of these assets. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* . This ASU eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders' equity and requires that all items of net income, items of other comprehensive income and total comprehensive income be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted this ASU in the first quarter of 2012. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

2. GOODWILL AND INTANGIBLES

The Company conducted an evaluation of its Technology Products multi-brand United States consumer strategy and the intangible assets used in that strategy and concluded that the Company's future North American consumer business would be optimized by consolidating its United States consumer operations under TigerDirect, its leading and largest brand. As a result an impairment charge of approximately $35.3 million related to the trademarks, domain names and goodwill of CompUSA and Circuit City was taken in the fourth quarter of 2012.

Goodwill **:**

The following table provides information related to the carrying value of goodwill (in millions):

	December 31, 2012	December 31, 2011
Balance January 1	$ 3.3	$ 3.3
Impairment charges	(0.9)	-
Balance December 31	$ 2.4	$ 3.3

For the year ended December 31, 2012, the Company incurred one-time impairment charges related to goodwill of approximately $0.9 million. This impairment charge was recorded in the Consolidated Statements of Operations as special charges within the Technology Products segment.

Indefinite-lived intangible assets:

The following table summarizes information related to indefinite-lived intangible assets (in millions):

	Gross Carrying Amount: Trademarks	Gross Carrying Amount: Domain Names
Balance January 1	$ 24.1	$ 14.7
Impairment charges	(18.7)	(14.7)
Balance December 31	$ 5.4	$ -

For the year ended December 31, 2012, the Company incurred one-time impairment charges related to indefinite-lived intangible assets of approximately $33.4 million. This impairment charge was recorded in the Consolidated Statements of Operations as special charges within the Technology Products segment.

Definite-lived intangible assets:

The following table summarizes information related to definite-lived intangible assets (in millions):

	December 31, 2012		December 31, 2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Retail store leases	$ 3.4	$ 1.3	$ 3.4	$ 1.0
Client lists	2.6	1.7	5.9	3.1
Technology	1.0	0.7	1.0	.5
Total	$ 7.0	$ 3.7	$ 10.3	$ 4.6

For the year ended December 31, 2012, the Company incurred one-time impairment charges related to definite-lived intangible assets of approximately $1.0 million. This impairment charge was recorded in the Consolidated Statements of Operations as special charges within the Technology Products segment

The aggregate amortization expense for these intangibles was approximately $1.4 million in 2012. The estimated amortization for future years ending December 31 is as follows (in millions):

2013	$ 1.0
2014	0.8
2015	0.3
2016 and after	1.2
Total	$ 3.3

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of the following (in millions):

	December 31, 2012	December 31, 2011
Land and buildings	$ 19.4	$ 27.7
Furniture and fixtures, office, computer and other equipment and software	133.1	131.6
Leasehold improvements	30.6	27.2
	183.1	186.5
Less accumulated depreciation and amortization	120.1	115.8
Property, plant and equipment, net	$ 63.0	$ 70.7

Included in property, plant and equipment are assets under capital leases, as follows (in thousands):

	2012	2011
Furniture and fixtures, office, computer and other equipment	$ 17.4	$ 17.2
Less: Accumulated amortization	9.4	7.8
	$ 8.0	$ 9.4

Depreciation charged to operations for property, plant and equipment including capital leases in 2012, 2011, and 2010 was $16.6 million, $15.9 million and $12.9 million, respectively.

4. CREDIT FACILITIES

The Company maintains a $125.0 million (which may be increased to $200.0 million, subject to certain conditions) secured revolving credit agreement with a group of financial institutions which provides for borrowings in the United States. The credit facility has a five year term and expires in October 2015. Availability is subject to a borrowing base formula that takes into account eligible receivables and eligible inventory. Borrowings are secured by substantially all of the Company's assets, including accounts receivable, inventory and certain other assets, subject to limited exceptions. The credit agreement contains certain operating, financial and other covenants, including limits on annual levels of capital expenditures, availability tests related to payments of dividends and stock repurchases and fixed charge coverage tests related to acquisitions. The revolving credit agreement requires that a minimum level of availability be maintained. If such availability is not maintained, the Company will be required to maintain a fixed charge coverage ratio (as defined). The borrowings under the agreement are subject to borrowing base limitations of up to 85% of eligible accounts receivable and up to 40% of qualified inventories. The interest rate under this facility is computed at applicable market rates based on LIBOR or the Prime Rate, plus an applicable margin. The applicable margin varies based on borrowing base availability. As of December 31, 2012, eligible collateral under this agreement was $110.6 million, total availability was $104.6 million, total outstanding letters of credit were $6.0 million and there were no outstanding advances. The Company was in compliance with all of the covenants under this facility as of December 31, 2012.

The Company's WStore subsidiary maintained a revolving credit agreement with a financial institution in France which was secured by WStore accounts receivable balances. This credit facility was terminated by the Company on June 9, 2012. Available amounts for borrowing under this facility included all accounts receivable balances not over 60 days past due reduced by the greater of €4.0 million or 10% of the eligible accounts receivable.

The weighted average interest rate on short-term borrowings was 4.3%, 4.5%, and 3.5% in 2012, 2011 and 2010, respectively.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in millions):

	December 31,	
	2012	2011
Payroll and employee benefits	$ 29.7	$ 32.5
Freight	4.0	3.1
Advertising	9.0	7.6
Sales and VAT tax payable	9.7	5.3
Income taxes payable	5.1	4.7
Other	26.0	19.2
	$ 83.5	$ 72.4

6. LONG-TERM DEBT

The Company (through a subsidiary) has an outstanding Bond financing with the Development Authority of Jefferson, Georgia (the "Authority"). The Bonds were issued by the Authority and purchased by GE Government Finance Inc., and mature on October 1, 2018. The proceeds from the Bond were used to finance capital equipment purchased for the Company's distribution facility located in Jefferson, Georgia. The purchase and installation of the equipment for the facility was completed by December 31, 2011. Pursuant to the transaction, the Company transferred to the Authority, for consideration consisting of the Bond proceeds, ownership of the equipment and the Authority leased the equipment to the Company's subsidiary pursuant to a capital equipment lease expiring October 1, 2018. Under the capital equipment lease, the Company has the right to acquire ownership of the equipment at any time for a purchase price sufficient to pay off all principal and interest on the Bonds, plus $1.00. As of December 31, 2012, there was $5.9 million outstanding against this financing facility.

Long-term debt consists of (in millions):

	December 31,	
	2012	2011
Capitalized equipment lease obligations	$ 8.1	$ 9.7
Less: current portion	2.8	2.6
	$ 5.3	$ 7.1

The aggregate maturities of long-term debt outstanding at December 31, 2012 are as follows (in millions):

	2013	2014	2015	2016	2017
Maturities	$ 2.8	$ 2.5	$ 2.2	$ 0.6	$ -

7. SPECIAL CHARGES (GAINS), NET

The Company's Industrial Products segment incurred severance, personnel and other exit costs related to the planned closing and relocation of one of our smaller distribution centers to a new, significantly larger distribution and call center in the second quarter of 2012. These costs were recorded as special charges within the Industrial Products segment. The balance of the restructuring reserves is included in the Consolidated Balance Sheet within accrued expenses and other current liabilities and other liabilities. The Company anticipates incurring minimal additional costs related to this facility closing and relocation.

The following table details the associated liabilities incurred related to this plan (in millions):

	Severance and Personnel Costs	Other Exit Costs	Total
Balance January 1, 2012	$ -	$ -	$ -
Charged to expense	0.3	1.9	2.2
Paid or otherwise settled	(0.1)	(0.3)	(0.4)
Balance December 31, 2012	$ 0.2	$ 1.6	$ 1.8

The Company's North America Technology Products segment incurred $35.3 million of one-time impairment charges related to certain intangible assets and goodwill of CompUSA and Circuit City in the fourth quarter of 2012 (See Note 2 of Notes to Consolidated Financial Statements), costs associated with senior staffing changes for which no future services will be rendered, and additional legal and professional fees related to the previously disclosed completed investigation and settlement with a former officer and director and in pursuing related matters. The legal and professional fees and restructuring costs, for the year ended December 31, 2012, were approximately $2.2 million and were offset by a $5.0 million insurance recovery relating to action taken by a former officer and director. The Company also incurred $1.8 million of patent settlements with non-practicing entities. These costs were recorded as special charges in the Technology Products segment.

The Company's North America Technology Products segment also incurred severance and other exit costs and asset write downs of approximately $0.5 million and $4.6 million, respectively, related to the exit from the PC manufacturing business in the fourth quarter of 2012. These costs were recorded as special charges in the Technology Products segment. The balance of the exit costs of $0.5 million is included in the Consolidated Balance Sheet within accrued expenses and other current liabilities. The Company anticipates incurring minimal additional costs related to this facility closing.

The Company's European Technology Products segment incurred severance and other exit costs related to workforce reductions in order to implement the shared services center in Europe. These costs, incurred in the fourth quarter of 2012, were approximately $4.7 million and were included as special charges. The balance of the restructuring reserves is included in the Consolidated Balance Sheet within accrued expenses and other current liabilities. The Company anticipates incurring additional costs related to this restructuring..

The following table details the associated liabilities incurred related to this plan (in millions):

	Severance and Other Exit Costs
Balance January 1, 2012	$ -
Charged to expense	4.7
Paid or otherwise settled	(0.9)
Balance December 31, 2012	$ 3.8

8. SETTLEMENT AGREEMENT

Audit Committee Investigation and Gilbert Fiorentino's Resignation and Settlement.

In January and February 2011 the Company received anonymous whistleblower allegations concerning the Company's Miami Florida operations involving the actions of Mr. Gilbert Fiorentino, then the Chief Executive of the Company's Technology Products Group. In response to the allegations, the Company commenced an internal investigation of the whistleblower allegations, which was conducted by the Company's Audit Committee of the Board of Directors with the assistance of independent counsel.

On April 18, 2011, following the independent investigation, the Company delivered a Cause Notice to Mr. Fiorentino pursuant to the terms of his Employment Agreement dated October 12, 2004. The Cause Notice advised Mr. Fiorentino that the Company intended to terminate him for "Cause" (as defined in the Employment Agreement) at a meeting of its Executive Committee scheduled for May 3, 2011, at which meeting Mr. Fiorentino and his counsel could appear, and that Mr. Fiorentino was being placed on administrative leave pending the outcome of that meeting. In the Cause Notice, the Company advised Mr. Fiorentino that the Audit Committee investigation had identified grounds to terminate him for Cause under his Employment Agreement, and set forth the following findings by the Audit Committee constituting such grounds:

i) Mr. Fiorentino personally removed or caused to be removed from the Company's Miami premises product inventory, and/or kept or caused others to receive at his direction such removed product inventory, without payment to the Company and for his own personal gain;
ii) Mr. Fiorentino caused substantial amounts of Company inventory purchases to be effected through Company credit cards in order to accrue and/or use "reward points" for his personal benefit and which he improperly converted to his own use;
iii) Mr. Fiorentino caused his mother to be identified as an employee of the Company in positions for which she had no bona fide job responsibility or function, and caused the Company to pay her a salary and employee benefits, including extended COBRA reimbursements; and iv) Mr. Fiorentino engaged in fraudulent "kickback" arrangements with certain of the Company's vendors, to the detriment of the Company

The Company stated in the Cause Notice that the foregoing activities were in violation of Company policy, the Company's Corporate Ethics Policy, his fiduciary duties and applicable law. The Audit Committee's independent investigation determined that the matters described above did not have any material impact on our previously reported financial results and were limited to the Company's Miami operations.

On May 9, 2011, following several meetings of the Executive Committee and after extensive discussions with Mr. Fiorentino and his counsel, the Company announced that it had accepted the resignation of Mr. Fiorentino, and that it had executed an agreement with Mr. Fiorentino, effective May 6, 2011, under which Mr. Fiorentino surrendered certain assets to the Company valued at approximately $11 million at May 9, 2011: these assets included the surrender of 1,130,001 shares of Systemax common stock and $480,000 in cash. The shares surrendered consisted of 580,001 shares of fully vested unexercised stock options, 2) 100,000 shares of fully vested restricted stock awards and 3) 450,000 shares directly owned by Mr. Fiorentino. The shares surrendered were valued at fair value on May 6, 2011 in the case of the stock options and restricted stock awards and at fair value on May 12, 2011 in the case of the owned shares. The agreement also requires Mr. Fiorentino to disclose his and his immediate family's personal assets; forfeit undisclosed assets discovered by the Company; disclose information regarding certain matters that led to his being notified of the Company's intent to terminate him; and to fully cooperate with the Company in the future. Mr. Fiorentino and the Company also exchanged mutual general releases and nondisparagement commitments, and Mr. Fiorentino agreed to a 5 year noncompetition obligation. The $11 million settlement value included a financial statement benefit to the Company related to the surrender of shares and cash payment of approximately $8.4 million which was recorded in the second quarter of 2011 under special (gains) charges, net of related legal and professional fees of approximately $1.3 million for the quarter ended June 30, 2011 and $1.8 million for the first six months of 2011. The remainder of the settlement value, approximately $2.6 million, was the intrinsic value of the fully vested unexercised stock options on the date of the settlement agreement for which there is no financial statement impact. The amount of the settlement with Mr. Fiorentino was based on negotiation with him, and was not based on any specific level or nature of damages incurred by the Company, and does not constitute restitution.

On June 21, 2011 Systemax Inc. received notice that the Securities and Exchange Commission ("SEC") had initiated a formal investigation into the matters discovered by the Audit Committee's internal investigation. The Company fully cooperated with the SEC in its formal investigation and in February_2013, the SEC advised the Company that it had concluded its investigation and would not be recommending that any action be taken against the Company.

9. SHAREHOLDERS' EQUITY

Stock based compensation plans

The Company currently has five equity compensation plans which reserve shares of common stock for issuance to key employees, directors, consultants and advisors to the Company. The following is a description of these plans:

The 1995 Long-term Stock Incentive Plan - This plan, adopted in 1995, allowed the Company to issue qualified, non-qualified and deferred compensation stock options, stock appreciation rights, restricted stock and restricted unit grants, performance unit grants and other stock based awards authorized by the Compensation Committee of the Board of Directors. Options issued under this plan expire ten years after the options are granted. The ability to grant new awards under this plan ended on December 31, 2005 but awards granted prior to such date continue until their expiration. A total of 25,359 options were outstanding under this plan as of December 31, 2012.

The 1995 Stock Option Plan for Non-Employee Directors - This plan, adopted in 1995, provides for automatic awards of non-qualified options to directors of the Company who are not employees of the Company or its affiliates. All options granted under this plan will have a ten year term from grant date and are immediately exercisable. A maximum of 100,000 shares may be granted for awards under this plan. The ability to grant new awards under this plan ended on October 12, 2006 but awards granted prior to such date continue until their expiration. A total of 12,250 options were outstanding under this plan as of December 31, 2012.

The 1999 Long-term Stock Incentive Plan, as amended ("1999 Plan") - This plan was adopted on October 25, 1999 with substantially the same terms and provisions as the 1995 Long-term Stock Incentive Plan. The Company increased the number of shares that may be granted under this plan to a maximum of 7,500,000 from 5,000,000 shares. The maximum number of shares granted per type of award to any individual may not exceed 1,500,000 in any calendar year and 3,000,000 in total. The ability to grant new awards under this plan ended on December 31, 2009 but awards granted prior to such date continue until their expiration. A total of 607,950 options were outstanding under this plan as of December 31, 2012.

The 2006 Stock Incentive Plan For Non-Employee Directors - This plan, adopted by the Company's stockholders on October 11, 2006, replaces the 1995 Stock Option Plan for Non-Employee Directors. The Company adopted the plan so that it could offer directors of the Company who are not employees of the Company or of any entity in which the Company has more than a 50% equity interest ("independent directors") an opportunity to participate in the ownership of the Company by receiving options to purchase shares of common stock at a price equal to the fair market value at the date of grant of the option and restricted stock awards. Awards for a maximum of 200,000 shares may be granted under this plan. A total of 15,000 options were outstanding under this plan as of December 31, 2012.

The 2010 Long-term Stock Incentive Plan ("2010 Plan") - This plan was adopted on April 23, 2010 with substantially the same terms and provisions as the 1999 Long-term Stock Incentive Plan. The maximum number of shares granted per type of award to any individual may not exceed 1,500,000 in any calendar year. Restricted stock grants and common stock awards reduce stock options otherwise available for future grant. Awards for a maximum of 7,500,000 shares may be granted under this plan. A total of 692,500 options and 420,000 restricted stock units were outstanding under this plan as of December 31, 2012.

Shares issued under our share-based compensation plans are usually issued from shares of our common stock held in the treasury.

The fair value of employee share options is recognized in expense over the vesting period of the options, using the graded attribution method. The fair value of employee share options is determined on the date of grant using the Black-Scholes option pricing model. The Company has used historical volatility in its estimate of expected volatility. The expected life represents the period of time (in years) for which the options granted are expected to be outstanding. The risk-free interest rate is based on the U.S. Treasury yield curve.

Compensation cost related to non-qualified stock options recognized in operating results (selling, general and administrative expense) for 2012, 2011 and 2010 was $2.5 million, $1.0 million, and $1.5 million respectively. The related future income tax benefits recognized for 2012, 2011 and 2010 were $1.4 million, $0.6 million and $0.6 million, respectively.

Stock options

The following table presents the weighted-average assumptions used to estimate the fair value of options granted in 2012, 2011 and 2010:

	2012	2011	2010
Expected annual dividend yield	0%	0%	0%
Risk-free interest rate	1.10%	2.02%	1.37%
Expected volatility	57.3%	59.8%	61.1%
Expected life in years	6.3	8.0	4.8

The following table summarizes information concerning outstanding and exercisable options:

	Weighted Average								
	2012			2011			2010		
	Shares		Exercise Price	Shares		Exercise Price	Shares		Exercise Price
Outstanding at beginning of year	1,285,115	$	13.39	1,900,698	$	10.60	2,102,459	$	9.87
Granted	772,500	$	15.00	277,000	$	12.61	40,000	$	14.18
Exercised	(109,466)	$	3.12	(67,758)	$	4.18	(234,011)	$	4.34
Cancelled or expired	(595,090)	$	11.71	(824,825)	$	7.45	(7,750)	$	19.39
Outstanding at end of year	1,353,059	$	15.88	1,285,115	$	13.39	1,900,698	$	10.60
Options exercisable at year end	682,809			914,365			1,559,872		
Weighted average fair value per option granted during the year	$ 7.90			$ 7.81			$ 7.24		

The total intrinsic value of options exercised was $1.4 million, $0.7 million and $3.2 million respectively, for 2012, 2011 and 2010.

The following table summarizes information about options vested and exercisable or nonvested that are expected to vest (nonvested outstanding less expected forfeitures) at December 31, 2012:

Range of Exercise Prices				Number Exercisable		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life		Aggregate Intrinsic Value (in millions)
$	1.76	to $	5.00	24,000	$	2.07	0.22	$	0.2
$	5.01	to $	15.00	522,003	$	12.40	7.31		0.1
$	15.01	to $	20.00	624,402	$	18.43	6.97		-
$	20.01	to $	20.15	100,000	$	20.15	4.05		-
$	1.76	to $	20.15	1,270,405	$	15.78	6.75	$	0.3

The aggregate intrinsic value in the tables above represents the total pretax intrinsic value (the difference between the closing stock price on the last day of trading in 2012 and the exercise price) that would have been received by the option holders had all options been exercised on December 31, 2012. This value will change based on the fair market value of the Company's common stock.

The following table reflects the activity for all unvested stock options during 2012:

	Shares	Weighted Average Grant-Date Fair Value
Unvested at January 1, 2012	370,750	$ 8.29
Granted	772,500	$ 7.90
Vested	(123,250)	$ 8.54
Forfeited	(349,750)	$ 5.96
Unvested at December 31, 2012	670,250	$ 9.01

At December 31, 2012, there was approximately $2.8 million of unrecognized compensation costs related to unvested stock options, which is expected to be recognized over a weighted average period of 2.87 years. The total fair value of stock options vested during 2012, 2011 and 2010 was $1.1 million, $2.2 million and $2.6 million, respectively.

Restricted Stock and Restricted Stock Units

In October 2004, the Company granted 1,000,000 restricted stock units under the 1999 Plan to a former officer and director (See Note 8 of Notes to Consolidated Financial Statements). A restricted stock unit represents the right to receive a share of the Company's common stock. The restricted stock units have none of the rights as other shares of common stock, other than rights to cash dividends, until common stock is distributed. The restricted stock unit award was a non-performance award which vested at the rate of 20% on May 31, 2005 and 10% per year on April 1, 2006 and each year thereafter. The share-based expense for restricted stock awards was determined based on the market price of the Company's stock at the date of the award. Compensation expense related to the restricted stock award was $0 in 2012, $0.1 million in 2011 and $0.6 million in 2010. As part of the settlement agreement (see Note 8 of Notes to Consolidated Financial Statements), no less than 300,000 shares or units of restricted stock were terminated and of no further force and effect.

In August 2010, the Company granted 175,000 restricted stock units under the 2010 Plan to a key employee who is also a Company director. A restricted stock unit represents the right to receive a share of the Company's common stock. The restricted stock units have none of the rights as other shares of common stock, other than rights to cash dividends, until common stock is distributed. The restricted stock unit award was a non-performance award which vests in ten equal annual installments of 17,500 units beginning May 15, 2011 and each May 15, thereafter. The share-based expense for restricted stock awards was determined based on the market price of the Company's stock at the date of the award. Compensation expense related to the restricted stock award was approximately $0.4 million for the year ended December 31, 2012.

In October 2011 and November 2011, the Company granted 100,000 restricted stock units under the 2010 Plan to two key employees, one of whom is a Company director. A restricted stock unit represents the right to receive a share of the Company's common stock. The restricted stock units have none of the rights as other shares of common stock, other than rights to cash dividends, until common stock is distributed. The restricted stock unit award was a non-performance award which vests in ten equal annual installments of 10,000 units beginning October 3, 2012 and November 14, 2012, respectively, and each October 3 and November 14, respectively, thereafter. The share-based expense for restricted stock awards was determined based on the market price of the Company's stock at the date of the award. Compensation expense related to these restricted stock awards was approximately $0.7 million for the year ended December 31, 2012.

In January 2012 and March 2012, the Company granted 50,000 restricted stock units under the 2010 Plan to two key employees. A restricted stock unit represents the right to receive a share of the Company's common stock. The restricted stock units have none of the rights as other shares of common stock, other than rights to cash dividends, until common stock is distributed. The restricted stock unit award was a non-performance award which vests in ten equal annual installments of 10,000 units beginning January 3, 2013 and March 1, 2013, respectively, and each January 3 and March 1, thereafter. The share-based expense for restricted stock awards was determined based on the market price of the Company's stock at the date of the award. Compensation expense related to these restricted stock awards was approximately $0.5 million for the year ended December 31, 2012.

Share-based compensation expense for restricted stock issued to Directors was $0.1 million in each of 2012, 2011 and 2010.

10. INCOME TAXES

The components of income (loss) from continuing operations before income taxes are as follows (in millions):

	Year Ended December 31,		
	2012	2011	2010
United States	$ (66.5)	$ 43.5	$ 43.5
Foreign	24.9	35.5	22.6
Total	$ (41.6)	$ 79.0	$ 66.1

The (benefit) provision for income taxes consists of the following (in millions):

	Year Ended December 31,		
	2012	2011	2010
Current:			
Federal	$ (5.4)	$ 13.6	$ 9.5
State	0.3	2.2	2.3
Foreign	8.1	8.4	7.1
Total current	3.0	24.2	18.9
Deferred:			
Federal	(16.5)	0.5	4.7
State	(3.3)	0.4	(0.2)
Foreign	(16.8)	(0.7)	0.1
Total deferred	(36.6)	0.2	4.6
TOTAL	$ (33.6)	$ 24.4	$ 23.5

Income taxes are accrued and paid by each foreign entity in accordance with applicable local regulations. The Company recorded tax (benefit) expense of $(0.2) million, $0.1 million and $0.0 million in 2012, 2011 and 2010, respectively, related to discontinued operations.

A reconciliation of the difference between the income tax expense and the computed income tax expense based on the Federal statutory corporate rate is as follows (in millions):

	Year Ended December 31 ,					
	2012		2011		2010	
Income tax at Federal statutory rate	$ (14.5)	(35.0)%	$ 27.6	35.0%	$ 23.1	35.0%
Foreign taxes at rates different from the U.S. rate	(3.7)	(8.9)	(0.9)	(1.1)	(1.4)	(2.0)
State and local income taxes, net of federal tax benefit	(2.1)	(5.0)	1.3	1.6	1.4	2.0
Changes in valuation allowances	(13.3)	(31.9)	(3.7)	(4.7)	(0.1)	(0.2)
Non-deductible items	0.1	0.2	0.1	0.1	0.7	1.1
Other items, net	(0.1)	(0.2)	-	-	(0.2)	(0.3)
Income tax at Federal statutory rate	$ (33.6)	80.8%	$ 24.4	30.9%	$ 23.5	35.6%

The deferred tax assets and liabilities are comprised of the following (in millions):

	December 31, 2012	December 31, 2011
Assets:		
Current:		
Accrued expenses and other liabilities	$ 12.1	$ 13.6
Inventory	6.2	2.6
Valuation allowances	(2.2)	(1.5)
Total current assets	$ 16.1	$ 14.7
Non-current:		
Net operating loss and credit carryforwards	$ 25.7	$ 23.4
Depreciation	2.6	3.6
Intangible & other	22.4	7.6
Valuation allowances	(8.9)	(28.4)
Total non-current assets	$ 41.8	$ 6.2
Liabilities :		
Current :		
Deductible assets	$ 2.5	$ 0.8
Other	-	4.3
Total current liabilities	$ 2.5	$ 5.1
Non-current:		
Amortization	$ 6.2	$ 8.0
Depreciation	5.4	-
Other	-	0.5
Total non-current liabilities	$ 11.6	$ 8.5

The Company has not provided for federal income taxes applicable to the undistributed earnings of its foreign subsidiaries of approximately $127.4 million as of December 31, 2012, since these earnings are considered indefinitely reinvested. The Company has foreign net operating loss carryforwards which expire through 2030. The Company records these benefits as assets to the extent that utilization of such assets is more likely than not; otherwise, a valuation allowance has been recorded. The Company has also provided valuation allowances for certain state deferred tax assets and net operating loss carryforwards where it is not likely they will be realized.

As of December 31, 2012, the Company has approximately $1.2 million in foreign tax credit carryforwards expiring in years through 2022 and various amounts of state and foreign net operating loss carryforwards expiring through 2032. The company has recorded valuation allowances of approximately $11.1 million, including valuations against foreign tax credits of $1.2 million, tax effected net operating loss carryforwards in foreign and state jurisdictions of $5.0 million and $4.2 million, respectively, and deductible temporary differences of $0.7 million for state deductible temporary differences.

The Company is routinely audited by federal, state and foreign tax authorities with respect to its income taxes. The Company regularly reviews and evaluates the likelihood of audit assessments. The Company's federal income tax returns have been audited through 2009. The Company has not signed any consents to extend the statute of limitations for any subsequent years. The Company's significant state tax returns have been audited through 2006. The Company considers its significant tax jurisdictions in foreign locations to be the United Kingdom, Canada, France, Italy and Germany. The Company remains subject to examination in the United Kingdom for years after 2010, in Canada for years after 2006, in France for years after 2007, in Italy for years after 2007, in Netherlands for years after 2005 and in Germany for years after 2007.

In accordance with the guidance for accounting for uncertainty in income taxes the Company recognizes the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit of an uncertain tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of accruals, our effective tax rate in a given financial statement period could be affected. As of December 31, 2012 the Company had no uncertain tax positions. There were no accrued interest or penalty charges related to unrecognized tax benefits recorded in income tax expense in 2012 or 2011.

11. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Leases - The Company is obligated under operating lease agreements for the rental of certain office and warehouse facilities and equipment which expire at various dates through July 2030. The Company currently leases its headquarters office/warehouse facility in New York from an entity owned by the Company's three principal shareholders and senior executive officers. The Company believes that these payments were no higher than would be paid to an unrelated lessor for comparable space. The Company also acquires certain computer, communications equipment, and machinery and equipment pursuant to capital lease obligations.

At December 31, 2012, the future minimum annual lease payments for capital leases and related and third-party operating leases were as follows (in millions):

	Capital Leases	Operating Leases	Total
2013	$ 3.3	$ 28.5	$ 31.8
2014	2.9	26.2	29.1
2015	2.5	25.6	28.1
2016	0.8	23.5	24.3
2017	0.2	23.0	23.2
2018-2022		63.3	63.3
2023-2027		26.1	26.1
Thereafter		17.2	17.2
Total minimum lease payments	9.7	233.4	243.1
Less: sublease rental income		0.1	0.1
Lease obligation net of subleases	9.7	$ 233.3	243.0
Less: amount representing interest	1.6		
Present value of minimum capital lease payments (including current portion of $2.8)	$ 8.1		

Annual rent expense aggregated approximately $33.4 million, $30.8 million and $31.1 million in 2012, 2011 and 2010, respectively. Included in rent expense was $0.9 million, $0.9 million and $0.9 million in 2012, 2011 and 2010, respectively, to related parties. Rent expense is net of sublease income of $0.2 million, $0.2 million and $0.2 million for 2012, 2011 and 2010, respectively.

Other Matters

The Company and its subsidiaries are involved in various lawsuits, claims, investigations and proceedings including commercial, employment, consumer, personal injury and health and safety law matters, which are being handled and defended in the ordinary course of business. In addition, the Company is subject to various assertions, claims, proceedings and requests for indemnification concerning intellectual property, including patent infringement suits involving technologies that are incorporated in a broad spectrum of products the Company sells. The Company is also audited by (or has initiated voluntary disclosure agreements with) numerous governmental agencies in various countries, including U.S. Federal and state authorities, concerning potential income tax, sales tax and unclaimed property liabilities. These matters are in various stages of investigation, negotiation and/or litigation, and are being vigorously defended. In this regard, the Company is being audited by the state of Texas regarding its claim that certain of the company's consumer electronics e-commerce sales are subject to sales tax in Texas; the Company is defending this matter, believes it has strong defenses, and has established reserves for this matter. Although the Company does not expect, based on currently available information, that the outcome in any of these matters, individually or collectively, will have a material adverse effect on its financial condition or results of operations, the ultimate outcome is inherently unpredictable. Therefore, judgments could be rendered or settlements entered, that could adversely affect the Company's operating results or cash flows in a particular period. The Company routinely assesses all of its litigation and threatened litigation as to the probability of ultimately incurring a liability, and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable and estimable.

12. SEGMENT AND RELATED INFORMATION

The Company operates and is internally managed in two operating segments, Technology Products and Industrial Products. The Company's chief operating decision-maker is the Company's Chief Executive Officer. The Company evaluates segment performance based on income from operations before net interest, foreign exchange gains and losses, special (gains) charges and income taxes. Corporate costs not identified with the disclosed segments are grouped as "Corporate and other expenses." The chief operating decision-maker reviews assets and makes significant capital expenditure decisions for the Company on a consolidated basis only. The accounting policies of the segments are the same as those of the Company described in Note 1.

Financial information relating to the Company's operations by reportable segment was as follows (in millions):

	Year Ended December 31,		
	2012	2011	2010
Net Sales:			
Technology Products	$ 3,137.6	$ 3,357.4	$ 3,336.9
Industrial Products	401.9	319.9	250.0
Corporate and other	5.1	3.3	2.2
Consolidated	$ 3,544.6	$ 3,680.6	$ 3,589.1
Depreciation and Amortization Expense:			
Technology Products	$ 15.1	$ 15.0	$ 12.1
Industrial Products	1.9	1.3	1.6
Corporate and other	1.0	1.2	.8
Consolidated	$ 18.0	$ 17.5	$ 14.5
Operating Income (Loss):			
Technology Products	$ (47.2)	$ 68.0	$ 65.0
Industrial Products	29.9	35.1	24.1
Corporate and other expenses	(22.6)	(22.3)	(20.3)
Consolidated	$ (39.9)	$ 80.8	$ 68.8
Total Assets			
Technology Products	$ 564.4	$ 546.7	$ 574.0
Industrial Products	157.7	127.2	136.9
Corporate and other	240.2	215.8	183.2
Consolidated	$ 962.3	$ 889.7	$ 894.1

Financial information relating to the Company's operations by geographic area was as follows (in millions):

	Year Ended December 31,		
	2012	2011	2010
Net Sales:			
United States	$ 2,203.5	$ 2,353.3	$ 2,328.6
United Kingdom	491.7	442.5	418.9
Other Europe	635.0	657.3	628.1
Other North America	214.4	227.5	213.5
Consolidated	$ 3,544.6	$ 3,680.6	$ 3,589.1
Long-lived Assets:			
United States	$ 42.0	$ 50.7	$ 51.5
United Kingdom	16.6	15.4	16.0
Other Europe and Asia	2.8	2.5	3.4
Other North America	1.6	2.1	2.9
Consolidated	$ 63.0	$ 70.7	$ 73.8

Net sales are attributed to countries based on location of selling subsidiary.

Financial information relating to the Company's entity-wide product category sales was as follows (in millions):

	Year Ended December 31,					
	2012	%	2011	%	2010	%
Product Category						
Computers	$ 1,048.3	29.6%	1,047.6	28.5%	878.4	24.5%
Computer accessories & software	970.8	27.4%	1,025.0	27.8%	982.8	27.4%
Consumer electronics	619.7	17.5%	746.5	20.3%	856.3	23.8%
Computer components	407.6	11.5%	453.8	12.3%	551.0	15.3%
Industrial products	401.9	11.3%	319.9	8.7%	250.0	7.0%
Other	96.3	2.7%	87.8	2.4%	70.6	2.0%
Consolidated	$ 3,544.6	100%	$ 3,680.6	100%	3,589.1	100%

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data, excluding discontinued operations, is as follows (in millions, except for per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012:				
Net sales	$ 913.6	$ 849.5	$ 846.3	$ 935.2
Gross profit	$ 130.7	$ 118.0	$ 119.0	$ 120.4
Net income	$ 7.3	$ (2.2)	$ 13.9	$ (27.0)
Net income per common share:				
Basic	$ 0.20	$ (0.06)	$ 0.38	$ (0.73)
Diluted	$ 0.20	$ (0.06)	$ 0.38	$ (0.73)
2011:				
Net sales	$ 929.8	$ 872.2	$ 900.2	$ 978.4
Gross profit	$ 130.4	$ 128.9	$ 131.3	$ 139.9
Net income	$ 13.6	$ 15.6	$ 10.6	$ 14.8
Net income per common share:				
Basic	$ 0.37	$ 0.42	$ 0.29	$ 0.40
Diluted	$ 0.36	$ 0.42	$ 0.29	$ 0.40

SYSTEMAX INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

For the years ended December:
(in millions)

Description	Balance at Beginning of Period	Charged to Expenses	Write-offs	Other	Balance at End of Period
Allowance for sales returns and doubtful accounts					
2012	$ 14.7	$ 5.0	$ (4.2)	$ -	$ 15.5
2011	$ 17.9	$ 3.2	$ (6.4)	$ -	$ 14.7
2010	$ 22.5	$ 3.3	$ (6.8)	$ (1.1) [1]	$ 17.9
Allowance for deferred tax assets					
2012					
Current	$ 1.5	$ 0.7	$ -	$ -	$ 2.2
Noncurrent	$ 28.4	$ (19.5)	$ -	$ -	$ 8.9
2011					
Current	$ 1.5	$ -	$ -	$ -	$ 1.5
Noncurrent	$ 27.7	$ 0.6	$ -	$ 0.1	$ 28.4
2010					
Current	$ 1.5	$ -	$ -	$ -	$ 1.5
Noncurrent	$ 28.3	$ -	$ --	$ (0.6)	$ 27.7

(1) WStore opening balance sheet adjustment.

Exhibit 31.1

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Richard Leeds, certify that:

1. I have reviewed this annual report on Form 10-K of Systemax Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this I report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter(the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2013

/s/ RICHARD LEEDS
Richard Leeds, Chief Executive Officer

Exhibit 31.2

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Lawrence P. Reinhold, certify that:

1. I have reviewed this annual report on Form 10-K of Systemax Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this l report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2013

/s/ LAWRENCE P. REINHOLD
Lawrence P. Reinhold, Chief Financial Officer

Exhibit 32.1

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Executive Officer of Systemax Inc., hereby certifies that Systemax Inc.'s Form 10-K for the Year Ended December 31, 2012 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78 (o)(d)) and that the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Systemax Inc.

Dated: March 14, 2013

/s/ RICHARD LEEDS
Richard Leeds, Chief Executive Officer

Exhibit 32.2

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Financial Officer of Systemax Inc., hereby certifies that Systemax Inc.'s Form 10-K for the Year Ended December 31, 2012 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78 (o)(d)) and that the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Systemax Inc.

Dated: March 14, 2013

/s/ LAWRENCE P. REINHOLD
Lawrence P. Reinhold, Chief Financial Officer

Stock Performance Graph


VALUE PER $100 INVESTED
250
200
150
100
50
0
Systemax Inc.
S & P Retail Index
S & P 500

	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011	Dec 31, 2012
Systemax Inc.	100	146	131	152	90
S & P Retail Index	100	147	182	187	229
S & P 500	100	123	139	139	155

Financial Summary

(In millions except Diluted Net Income Per Share)

	2008	2009	2010	2011	2012
Net sales	$3,031.2	$3,163.0	$3,589.0	$3,680.6	$3,544.6
Operating income (loss) from continuing operations	$ 101.6	$ 80.1	$ 68.8	$ 80.8	$ (39.9)
Net income from continuing operations	$ 77.3	$ 49.2	$ 42.6	$ 54.6	$ (8.0)
Diluted net income (loss) per share	$ 2.05	$ 1.32	$ 1.13	$ 1.47	$ (.22)

Forward-Looking Statements: Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include known and unknown risks, uncertainties and other factors as set forth within the Form 10K forming a part of this document.

ANNUAL MEETING OF SHAREHOLDERS:

The 2013 Annual Meeting will be held on
Monday, June 10, 2013 at 2:00 p.m. at
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050

STOCK EXCHANGE:
The Company's shares are traded on the
New York Stock Exchange under the symbol SYX.

INDEPENDENT AUDITORS:
ERNST & YOUNG LLP
New York, NY

DIRECTORS

Richard Leeds
Chairman and Chief Executive Officer

Bruce Leeds
Vice Chairman

Robert Leeds
Vice Chairman

Lawrence Reinhold
Executive Vice President and
Chief Financial Officer

Robert Rosenthal
Chairman and Chief Executive Officer,
First Long Island Investors

Stacy Dick
Chief Financial Officer
Julian Robertson Holdings

Marie Adler-Kravecas
Retired President of Myron Corporation

CORPORATE EXECUTIVE OFFICERS

Richard Leeds
Chairman and Chief Executive Officer

Bruce Leeds
Vice Chairman

Robert Leeds
Vice Chairman

Lawrence Reinhold
Executive Vice President and
Chief Financial Officer

Thomas Axmacher
Vice President and Controller

Eric Lerner
Senior Vice President and General Counsel

SEGMENT EXECUTIVE MANAGEMENT

Robert Leeds
North American Technology Products Group
Chief Executive

Perminder Dale
European Technology Products Group
Chief Executive

Robert Dooley
Industrial Products Group
Chief Executive

Systemax Inc. Corporate Headquarters
11 Harbor Park Drive, Port Washington, NY 11050

Industrial Products Headquarters

Global Equipment Company Inc.
11 Harbor Park Drive, Port Washington, NY 11050

North American Technology Products Headquarters

SYX Services, Inc.
7795 West Flagler Street, Miami, FL 33144

European Technology Products Headquarters

Systemax House
Dashwood Lang Road,
5 Bourne Business Park,
Addlestone KT15 2NY
United Kingdom

Systemax™

2012 Annual Report